12/28

07028989

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME B2Gold Corp.

*CURRENT ADDRESS Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FILE NO. 82- 35159 FISCAL YEAR 8/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 3/17/08

A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces of Canada other than Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any state securities laws. Accordingly, except as permitted by the Underwriting Agreement and pursuant to exemptions from the registration requirements of the U.S. Securities Act and state securities laws, these securities may not be offered or sold within the United States or to or for the account or benefit of a person in the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

PRELIMINARY PROSPECTUS

Initial Public Offering October 26, 2007

B2GOLD

C$ ●

● Common Shares

This prospectus qualifies the distribution (the "**Offering**") of ● Common Shares (the "**Offered Shares**") in the capital of B2Gold Corp. ("**B2Gold**") to be issued at a price of C$● per Offered Share (the "**Offering Price**"). The Offering Price has been determined through negotiation between Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. (collectively, the "**Underwriters**") and B2Gold. If the Over-Allotment Option (as defined below) is exercised, up to an additional ● Offered Shares will be offered by B2Gold.

There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. An investment in the Offered Shares is speculative and involves a significant degree of risk. Investors should carefully review the risk factors outlined in this prospectus under "*Risk Factors*" before purchasing the Offered Shares.

	Price to the Public	Underwriters' Fee(1)	Proceeds to the Company(2)
Per Offered Share	C$●	C$●	C$●
Total Offering(3)	C$●	C$●	C$●

Notes:

(1) Pursuant to the terms and conditions of the Underwriting Agreement, B2Gold has agreed to pay the Underwriters a cash fee (the "**Underwriters' Fee**") equal to ●% of the gross proceeds of the Offering. See below and "*Plan of Distribution*".

(2) After deducting the Underwriters' Fee and before deducting expenses of the Offering, which are estimated to be C$●, which B2Gold will pay from the proceeds of the Offering.

(3) B2Gold has granted to the Underwriters an option (the "**Over-Allotment Option**"), exercisable in whole or in part and from time to time, for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price to cover the over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full for Offered Shares, the total number of Offered Shares sold under the Offering, the total price to the public, Underwriters' fee and net proceeds to B2Gold, before deducting expenses of the Offering, will be ●, C$●, C$● and C$ ●, respectively. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Offered Shares issuable upon exercise of the Over-Allotment Option. See "*Plan of Distribution*".

The Underwriters, as principals, hereby conditionally offer the Offered Shares, subject to prior sale, if, as and when issued, sold and delivered by B2Gold and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under "*Plan of Distribution*", and subject to the approval of certain legal matters on behalf of B2Gold by Lawson Lundell LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

The Offering is being made concurrently in each of the provinces of Canada other than Québec. The Offered Shares may also be sold in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act. Subject to applicable law, the Underwriters may also offer the Offered Shares outside of Canada and the United States.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on ●, 2007 or on such other date as B2Gold and the Underwriters may agree, but no later than ●, 2007 (the "**Closing Date**"). Definitive certificates evidencing the Offered Shares will be available at the closing of the Offering.

Subject to applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions may be commenced or discontinued at any time during the Offering. See "*Plan of Distribution*".

Except where the context requires otherwise, references in this prospectus to Offered Shares includes the Offered Shares issued upon exercise of the Over-Allotment Option.

TABLE OF CONTENTS

THIRD PARTY INFORMATION

This prospectus includes market and foreign country data, industry forecasts and information regarding third parties' earlier exploration results at the properties in which B2Gold has an interest, which was obtained from various publicly available sources and other sources believed to be true. Although B2Gold and the Underwriters believe that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been independently verified by B2Gold or the Underwriters and neither B2Gold nor the Underwriters assume any responsibility for the accuracy or completeness of such information.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect management's expectations regarding B2Gold's future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this prospectus reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, B2Gold cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the "*Risk Factors*" section of this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause B2Gold's actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although B2Gold has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this prospectus and B2Gold assumes no obligation to update or revise them to reflect new events or circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Lawson Lundell LLP, counsel to B2Gold, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the *Income Tax Act* (Canada) (the "**Tax Act**"), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and provided the Offered Shares are listed on a prescribed stock exchange (which currently includes the TSX Venture Exchange (the "**TSX-V**")), the Offered Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and, under proposed amendments to the Tax Act, registered disability savings plans.

EXCHANGE RATE INFORMATION

The financial statements included herein are reported in U.S. dollars. References in this prospectus to "$" or to "C$" are to the lawful currency of Canada, references in this prospectus to "pesos" are to the lawful currency of Colombia and references in this prospectus to "US$" are to the lawful currency of United States.

On October 26, 2007, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$1.0396. As of the same date, based on cross rates with the Canadian dollar, one Colombian peso equaled US$0.00049.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering, does not purport to be complete and is qualified in its entirety by, and should be read together with, the more detailed information, financial data and financial statements, including the notes thereto, contained elsewhere in this prospectus. References to the business of the Company include the business conducted by B2Gold and its wholly-owned subsidiaries. References to the "Company" include its wholly-owned subsidiaries as the context requires. For an explanation of certain technical terms used in this prospectus, please see "Glossary of Technical Terms" beginning on page 87 of this prospectus.

THE COMPANY

B2Gold Corp. ("**B2Gold**") is a mineral exploration company focused on the acquisition, exploration and development of interests in precious metals properties worldwide. B2Gold's interests in mineral properties that are considered to be material are its interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia. These properties are at various stages of exploration, either with drilling previously completed on the property or with drill ready targets and drilling scheduled to commence or continue following the completion of the Offering.

In connection with the completion of an arrangement transaction between Bema Gold Corporation ("**Bema**") and Kinross Gold Corporation ("**Kinross**") in February 2007, and the purchase agreement dated December 21, 2006 among B2Gold, Kinross, White Ice Ventures Limited and 6674321 Canada Inc. (the "**Purchase Agreement**"), B2Gold acquired, among other things, all of the issued and outstanding shares of Andean Avasca Resources Inc. ("**AARI**"). AARI indirectly has the right to earn a material interest in a number of properties in Colombia, including Quebradona and Miraflores, pursuant to the terms of a joint venture agreement originally entered into between AngloGold Ashanti Limited ("**AngloGold**"), Sociedad Kedahda S.A., a subsidiary of AngloGold ("**Kedahda**"), Bema and AARI, formerly a wholly-owned subsidiary of Bema. See "*Business of the Company – Colombia Joint Venture Agreement*".

The Purchase Agreement also provides for B2Gold to acquire a 37.5% joint venture interest in the East and West Kupol licenses, which cover property adjacent to the Kupol Mine developed by Bema in the Chukotka Autonomous Region in the Russian Federation. The acquisition of this interest is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the East and West Kupol licenses to a subsidiary of Chukotka Mining and Geological Company and the subsequent acquisition of a 100% interest in the East and West Kupol licenses by a wholly-owned subsidiary of Gazlink Holding Limited, the joint venture company, the indirect shareholders of which are expected to be B2Gold, Kinross and the Government of Chukotsnab State Unitary Enterprise ("**CUE**"). B2Gold and Kinross are currently sharing equally the funding of the cost of exploration activities on the East and West Kupol license area. See "*Business of the Company – East and West Kupol Licenses Joint Venture*".

On August 21, 2007, B2Gold entered into a binding memorandum of understanding with respect to the purchase by B2Gold of 25% of the issued and outstanding shares of Gramalote Limited ("**Gramalote BVI**") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "**Grupo Nus**"). Gramalote BVI holds a 100% interest in the Gramalote property (the "**Gramalote Interest**"). See "*Business of the Company - Agreements Relating to the Gramalote Property*".

The Company has settled the terms of a definitive purchase and sale agreement with Grupo Nus that sets forth the terms and conditions governing the sale of the shares of Gramalote BVI held by Grupo Nus to B2Gold (the "**Gramalote Purchase Agreement**"). Pursuant to the terms of the Gramalote Purchase Agreement, B2Gold will make certain payments and issue certain securities to Grupo Nus, and has agreed to make additional payments or issuances of securities conditional upon an increase in the ownership interest of B2Gold in Gramalote BVI and the determination of certain levels of resources and reserves being present on the Gramalote property. The Gramalote Purchase Agreement is expected to be fully executed, and such payments and issuances of securities to be made, in late October or early November 2007.

At the Gramalote property, Kedahda has identified three target types, including: an advanced phase target undergoing pre-feasibility stage drilling at Gramalote Ridge, outlying targets within four to five kilometres of Gramalote Ridge, and various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

At the Quebradona property, B2Gold believes that there are at least five early-phase exploration target areas. Surface exploration at the Quebradona property has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The proposed exploration program is intended to determine the existence of possible large-tonnage, low grade deposits that may be amenable to open-pit mining and low cost mineral extraction.

At the Miraflores property, initial diamond drilling and metallurgical test work have been successful at delineating a significant low-grade medium-tonnage gold occurrence that may be amenable to bulk tonnage mining and low cost mineral extraction techniques. Based on the favourable results to date, a proposed exploration program is intended to further evaluate the mineral resource potential of the Miraflores property.

The East and West Kupol licenses are situated around the Kupol mine, on which Kinross and CUE are currently completing construction. Past exploration has identified a number of mineral occurrences proximal to the large Kupol gold-silver deposit including quartz vein systems at Prekup and Dublon and several areas of anomalous soil and rock float geochemistry associated with altered and weakly veined host rocks. A multi-faceted exploration program is planned on the East and West Kupol licenses, including geological mapping, soil sampling, trenching and diamond drilling.

See "*The Colombian Properties*" and "*The Russian Property*".

THE OFFERING

Offering:	● Common Shares
Offering Price:	C$● per Common Share
Offering Amount:	C$●
Over-Allotment Option	B2Gold has granted to the Underwriters an Over-Allotment Option exercisable, in whole or in part and from time to time, for a period of 30 days following the Closing Date, to purchase up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. See "*Plan of Distribution*".
Shares Outstanding Prior to the Offering:	92,277,500 Common Shares
Shares Outstanding Immediately After the Offering:	● Common Shares (● Common Shares, if the Over-Allotment Option is exercised in full

Use of Proceeds:

The net proceeds of the Offering are estimated to be approximately C$(C$●, if the Over-Allotment Option is exercised in full), after deducting the fees payable to the Underwriters and the estimated expenses of Offering in the amount of C$●. The net proceeds of the Offering represent the total funds available to the Company. B2Gold intends to use the net proceeds of the Offering as follows:

	C$ (million)
Exploration programs, including on the:	
Quebradona property	$20.75
Miraflores property (including option payments to property owners)	$15.0
East and West Kupol Licenses	$7.5
Valuations of properties for acquisition purposes	$3.0
Acquisition of interest in Gramalote BVI	$7.5
Repayment of indebtedness incurred in connection with the acquisition of assets under the Purchase Agreement	$14.9
Working Capital and General Corporate Purposes	●
TOTAL	●

B2Gold intends to spend the funds available to it as stated in this prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary. The actual use of available funds will vary depending on B2Gold's operating and capital needs from time to time and will be subject to the discretion of the management of B2Gold. See "*Use of Proceeds*".

Summary of Financial Information:

The following table sets forth selected financial information of B2Gold drawn from the consolidated financial statements contained in this prospectus. Readers should review the consolidated financial statements in their entirety for complete financial information relating to B2Gold. This information is presented in accordance with Canadian generally accepted accounting principles. See "*Selected Consolidated Financial Information*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*".

	For the period from inception (November 30, 2006) to August 31, 2007
	US$
Net Loss for Period	(3,915,439)
Basic and Diluted loss per share ($ per share)	(0.40)
Cash and cash equivalents	1,053,251
Total assets	15,003,097
Total long-term liabilities	2,714,435

Risk Factors:	An investment in the Offered Shares should be considered speculative and involves significant risks. Investment in the Offered Shares is suitable only for investors who are willing to risk a loss of their entire investment and can afford to lose their entire investment. Prospective investors should carefully consider and evaluate all risks and uncertainties involved in an investment in the Offered Shares, including risks related to: (i) exploration and mining risks; (ii) foreign countries and mining; (iii) environmental and other regulatory requirements; (iv) joint ventures; (v) additional financing; (vi) principal properties located in remote areas; (vii) infrastructure; (viii) property interests; (ix) the acquisition of additional mineral properties; (x) dependence on key personnel; (xi) dilution; (xii) conflicts of interest; (xiii) commodity prices; (xiv) insurance and uninsured risks; (xv) competition; (xvi) discretion in the use of net proceeds; (xvii) recent incorporation of B2Gold; (xviii) no history of dividends; (xix) income tax consequences; (xx) no trading history of the Common Shares; (xxi) price volatility in publicly traded securities; (xxii) litigation risk; and (xxiii) the enforcement of civil liabilities. Investors should consult their own professional advisor to assess the investment risk. The risk factors noted above do not necessarily comprise all those faced by B2Gold. See "*Risk Factors*".

THE COMPANY

B2Gold Corp. ("**B2Gold**") was incorporated under the *Business Corporations Act* (British Columbia) (the "**BCBCA**") on November 30, 2006. B2Gold's registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 and its head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

B2Gold's strategic focus is to acquire interests in mineral properties with demonstrated potential for hosting gold deposits, to undertake exploration and drilling campaigns to define and develop resources and services on these properties and to develop, construct and operate mines on such properties. The properties in which the Company has an interest are at various stages of exploration, either with drilling having occurred on the property or with drill ready targets and drilling scheduled to commence following the completion of the Offering. The Company's interests that are considered to be material are its interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia. See "*Business of the Company*".

References to the business of the Company include the business conducted by B2Gold and its wholly-owned subsidiaries. References to the "Company" include its wholly-owned subsidiaries as the context requires.

The following is a diagram of the intercorporate relationships among B2Gold and its subsidiaries.



B2GOLD CORP.
100%
100%
100%
Graminvest Ventures Limited (BVI)
BKWE Ventures Limited (BVI)
Andean Avasca Resources Inc. (British Columbia)
25%
99%
37.5%
100%
Gramalote Limited (BVI)(1)
Netscout Limited (Cyprus)
Gazlink Holding Limited (Cyprus)
Colombian Ventures Ltd. (Bermuda)
100%
100%
Kupol Opco (Russia)(2)
Avasca Ventures Ltd. (Bermuda)

Note:

(1) B2Gold has entered into a binding memorandum of understanding to acquire 25% interest in Gramalote Limited. Upon completion of this transaction, this interest will be held, directly or indirectly, by B2Gold.

(2) A subsidiary of Kinross currently holds 100% of the shares of Gazlink Holding Limited. Under the terms of the Purchase Agreement (defined below), B2Gold has the right to acquire a 37.5% joint venture interest in Gazlink Holding Limited, the joint venture company that will hold 100% of the shares of a Russian company that will hold the East and West Kupol licenses.

BUSINESS OF THE COMPANY

The Company is a mineral exploration company focused on the acquisition, exploration and development of interests in precious metals properties worldwide. The Company's interests in mineral properties that are considered to be material are its interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia, each described in detail under "*The Colombian Properties*" and "*The Russian Property*" below. These properties are at various stages of exploration, either with drilling previously completed on the property or with drill ready targets and drilling scheduled to commence or continue following the completion of the Offering.

In connection with the completion of the arrangement transaction between Bema Gold Corporation ("**Bema**") and Kinross Gold Corporation ("**Kinross**") in February 2007, B2Gold acquired the assets described below pursuant to a purchase and sale agreement dated December 21, 2006 (the "**Purchase Agreement**") among Kinross, White Ice Ventures Limited, 6674321 Canada Inc., a wholly-owned subsidiary of Kinross ("**6674321**") and B2Gold. B2Gold acquired, among other things, all of the issued and outstanding shares of Andean Avasca Resources Inc. ("**AARI**"). AARI indirectly has the right to earn a material interest in a number of properties in Colombia, including Quebradona and Miraflores, pursuant to the terms of a joint venture agreement originally entered into between AngloGold Ashanti Limited ("**AngloGold**"), Sociedad Kedahda

S.A., a subsidiary of AngloGold ("**Kedahda**"), Bema and AARI, formerly a wholly-owned subsidiary of Bema. See "*Colombia Joint Venture Agreement*" below.

The Purchase Agreement also provides for B2Gold to acquire a 37.5% joint venture interest in the East and West Kupol licenses, which cover property adjacent to the Kupol Mine developed by Bema in the Chukotka Autonomous Region in the Russian Federation. The acquisition of this interest is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the East and West Kupol licenses to a subsidiary of Chukotka Mining and Geological Company ("**CMGC**") and the subsequent acquisition of a 100% interest in the East and West Kupol licenses by a wholly-owned subsidiary of Gazlink Holding Limited, the joint venture company, the indirect shareholders of which are expected to be the Company, Kinross and the Government of Chukotsnab State Unitary Enterprise ("**CUE**"). The Company and Kinross are currently sharing equally the funding of the cost of exploration activities on the East and West Kupol license area.

As partial consideration under the Purchase Agreement, on February 26, 2007, B2Gold issued to 6674321 2,722,500 Common Shares at an issue price of C$0.02 per share, together with promissory notes in the aggregate amount of approximately US$7.4 million. The Company has also reserved for issuance an additional 2,722,500 Common Shares at an issue price of C$0.02 per share, which are expected to be issued to 6674321, together with a promissory note in the aggregate amount of approximately US$7.4 million, upon the completion of the acquisition of the Company's interest in the East and West Kupol licenses.

In connection with the Purchase Agreement, B2Gold also acquired an option to acquire from Bema approximately 35% of the issued and outstanding shares of Consolidated Puma Minerals Corp. ("**Puma**").

B2Gold also granted an option to 6674321 that, in the event of an initial public offering by B2Gold, 6674321 will have the right to purchase the number of Common Shares at the Offering Price such that 6674321 and its affiliates will own up to 19.9% of the issued and outstanding Common Shares. B2Gold also granted 6674321 a pre-emptive right, expiring February 27, 2008, providing that in the event B2Gold proposes to issue Common Shares or other securities issuable into Common Shares, 6674321 will have the right to purchase or acquire such number of Common Shares or other securities, as applicable, such that 6674321 will hold, in the aggregate, on a fully diluted basis, 9.9% of the issued and outstanding Common Shares of B2Gold. Any purchase or acquisition will be on the same terms and price at which the Common Shares or other securities are issued to a third party purchaser.

On February 26, 2007, B2Gold completed a non-brokered private placement of 3,000,999 Common Shares at a price of C$0.02 per share for gross proceeds of C$60,019.98. The private placement was completed with certain directors, officers and employees of B2Gold and other investors. The net proceeds from this private placement were used to fund the start-up costs for B2Gold and for working capital and general corporate purposes.

On June 29, 2007, B2Gold established the B2Gold Corp. Incentive Plan (the "**Incentive Plan**") for the benefit of directors, officers, employees and service providers of B2Gold and issued to the trustees of the Incentive Plan options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were issued to the trustees of the Incentive Plan at a price of C$0.02 for gross proceeds of C$99,100. Such shares are currently held in trust by the trustees for future beneficiaries under the Incentive Plan.

On July 25, 2007, B2Gold completed a non-brokered private placement of 41,599,000 Common Shares at a price of C$0.02 per share for gross proceeds of C$831,980. The private placement was completed with certain directors, officers and employees of B2Gold and other investors. The net proceeds from this private placement and the Common Shares issued on October 12, 2007 were used to fund the start-up costs for B2Gold and for working capital and general corporate purposes.

On August 21, 2007, B2Gold entered into a binding memorandum of understanding with respect to the purchase by B2Gold of 25% of the issued and outstanding shares of Gramalote Limited ("**Gramalote BVI**") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "**Grupo Nus**"). Gramalote BVI holds a 100% interest in the Gramalote property (the "**Gramalote Interest**"). See "*Agreements Relating to the Gramalote Property*" below.

On September 20, 2007, B2Gold completed a non-brokered private placement of 25,000,000 common shares at a price of C$0.40 per share for gross proceeds of C$10,000,000. The private placement was completed with certain directors, officers and employees of B2Gold and other investors. The net proceeds from this private placement are being used to partially fund the acquisition by B2Gold of a 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

B2Gold has settled the terms of a definitive purchase and sale agreement with Grupo Nus that sets forth the terms and conditions governing the sale of the shares of Gramalote BVI held by Grupo Nus to B2Gold (the "**Gramalote Purchase Agreement**"). Pursuant to the terms of the Gramalote Purchase Agreement, B2Gold will make certain payments and issue certain securities to Grupo Nus, and has agreed to make additional payments or issuances of securities, conditional upon an increase in the ownership interest of B2Gold in Gramalote BVI and the determination of certain levels of resources and reserves present on the Gramalote property. The Gramalote Purchase Agreement is expected to be executed and the initial closing is expected to occur in late October or early November 2007.

On October 24, 2007, B2Gold completed a brokered private placement of 15,000,000 Common Shares at a price of C$1.00 per share for gross proceeds of C$15,000,000. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with the private placement. The net proceeds from this private placement will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

Properties Overview

The Gramalote property is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. Initial reconnaissance prospecting initiated in 1995 by Metallica Resources Inc. identified the large-tonnage bulk-mineable potential of the Gramalote Ridge area. Subsequent exploration managed by Kedahda confirmed this potential and identified additional outlying gold anomalies in the area surrounding the Gramalote Ridge mineral system. The exploration by Kedahda has identified three target types within the Gramalote property including: an advanced phase target undergoing pre-feasibility stage drilling at Gramalote Ridge; outlying targets within four to five kilometres of Gramalote Ridge and; various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

The Quebradona property is located approximately 220 kilometres northwest of the Colombian capital of Bogota and approximately 60 kilometres south-southwest of Medellin. The Quebradona property contains at least five early-phase exploration target areas, including La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor. Surface exploration at the Quebradona property completed by Kedahda and the Company has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The proposed exploration program is intended to determine the existence of possible large-tonnage, low grade deposits that may be amenable to open-pit mining and low cost mineral extraction.

The Miraflores property is located approximately 190 kilometres west-northwest of the Colombian capital of Bogota and approximately 55 kilometres north of Pereira, the regional capital of the Department of Risaralda. Various studies of the Miraflores property and its gold contents have been completed over the last 20 years, including studies by the Colombian government and international exploration companies. Initial diamond drilling and metallurgical test work completed by Kedahda and the Company have been successful at delineating a significant low-grade medium-tonnage gold occurrence that may be amenable to bulk tonnage mining and low cost mineral extraction techniques. Based on the favourable results to date, the proposed exploration program is intended to further evaluate the mineral potential of the Miraflores property.

The East and West Kupol licenses are located in eastern Russia approximately 220 and 200 kilometres, respectively, southeast of the city of Bilibino and approximately 410 and 430 kilometres, respectively, northwest of Anadyr, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Region. The licenses cover a combined area of approximately 425 square kilometres and are situated around the Kupol mine that is currently being constructed by Kinross and CUE. Past exploration by Anyusk State Mining and Geological Company has identified a number of mineral occurrences proximal to the large Kupol gold-silver deposit, including quartz vein systems at Prekup and Dublon and several areas of anomalous soil and rock float geochemistry associated with altered and weakly veined host rocks. A multi-faceted exploration program is planned on the East and West Kupol licenses, including geological mapping, soil sampling, trenching and diamond drilling.

Business Strengths and Objectives

The Company's principal objectives are to:

- identify and acquire mineral exploration properties that possess high value potential with a focus on gold;
- target properties that have the potential to host deposits with a minimum of 1 million ounces of gold;

- evaluate pre-development plans and proposals and identify assets that may be acquired to increase shareholder value; and

- focus primarily (but not exclusively) on Colombia, Russia and countries of the former Soviet Union.

The Company believes that the following business strengths will help to achieve its objectives:

- the experience of its senior management team that was responsible for building Bema from a junior exploration company into an intermediate international gold producer which culminated in the take over of Bema by Kinross in February 2007 for approximately US$3 billion;

- the extensive experience of the senior management team in raising funds in both the capital and debt markets, including the arrangement of a project loan of US$425 million for the development of the Kupol mine;

- the material properties of the Company are located in known mineral trends, including the East and West Kupol license located adjacent to the former Bema's Kupol mine;

- an experienced exploration staff led by Tom Garagan; and

- the extensive contacts of the senior management team throughout the Russian Federation and the credibility gained by the team with contacts throughout the former Soviet Union while operating in Russia with Bema.

Interest in the Principal Properties

Colombia Joint Venture Agreement

On November 8, 2006, AngloGold, Kedahda, Bema and AARI entered into a Relationship, Farm-out and Joint Venture Agreement (the "**Colombia JV Agreement**"). On February 26, 2007, in connection with the arrangement transaction between Bema and Kinross, and pursuant to the terms of the Purchase Agreement, the Company acquired all of the shares of AARI and all of the rights and obligations of Bema under the Colombia JV Agreement were assigned to, and assumed by, the Company. On September 28, 2007, the area of mutual interest was expanded to include Southern Colombia and now encompasses 220,000 square kilometres. The Colombia JV Agreement provides that AARI may earn a joint venture interest in certain properties located in the area of mutual interest by performing exploration work, including drilling, on the following properties: Miraflores, La Mina, Quebradona, Narino and San Luis (collectively the "**Colombian Properties**" and each a "**Colombian Property**"). AARI may earn an interest in one or more of these Colombian Properties by advancing that property to the drilling stage and completing a minimum of 3000 metres of drilling within two years of inclusion of the Colombian Property under the Colombia JV Agreement, or as such date may otherwise be extended.

Upon completing these requirements (the "**Earning Requirements**") in respect of a Colombian Property, the Colombia JV Agreement provides that AARI and AngloGold shall form a joint venture in respect of that property, whereby AARI and AngloGold will be entitled to 51% and 49% interests, respectively, in the Colombian Property, subject to certain options of AngloGold. In addition to the Earning Requirements, certain mineral tenures that are part of the Colombian Properties are the subject of options to purchase from third parties, which provide for the payment of additional funds to the third parties to obtain a 100% interest in the mineral tenure. See "*The Colombian Properties*" for further discussion relating to such payments.

The Colombia JV Agreement provides that AARI shall be the exploration manager for the project at each Colombian Property for the time period commencing when AARI is granted access to the Colombian Property and ending on the date which is the earliest of: two years from of the access date; the completion by AARI of certain work obligations; or the withdrawal by AARI from the project.

Under the Colombia JV Agreement, once AARI has completed its Earning Requirement, AngloGold will have the following options for each Colombian Property: (a) to contribute to project expenditures based on a 51% interest (and manage the project); (b) to fund all project expenditures including AARI's share to the completion of a feasibility study; (c) to contribute to project expenditure based on its 49% interest in the Colombian Property; or (d) not to contribute to project expenditure.

If AngloGold elects either option (a) or (b) above, it will be the joint venture manager for the project. Furthermore, AngloGold's interest will be adjusted such that under option (a) AngloGold will be entitled to a 51% interest, and under option (b) AngloGold will be entitled to a 65% interest in the Colombian Property. If AngloGold elects either option (c) or (d), AARI will be the joint venture manager of the project and will maintain at a minimum its 51% interest in the Colombian Property, subject to further adjustment. If either party elects not to contribute funds to a program, their interest will be reduced according to a standard dilution formula outlined in the Colombia JV Agreement.

Upon formation of a joint venture with respect to any Colombian Property, a joint venture management committee will be formed, with each of AngloGold and AARI providing two representatives. The joint venture management committee is required to, among other things, provide direction to and review the conduct of the joint venture manager. The joint venture management committee is required to meet at least once every three months, and AngloGold and AARI are entitled to the number of votes at each meeting which is equal to their respective interests in the Colombian Property at the time of the meeting.

Subject to a sole funding election by AngloGold, the Colombia JV Agreement provides that each of the parties must make contributions to meet project expenditures based on their respective interests in the joint venture for each Colombian Property. Adjustments to each party's interest in each Colombian Property are made upon the occurrence of various events, including the failure of either AngloGold or AARI to provide required cash contributions in amounts determined by each party's respective interest in that particular Colombian Property. In the event that either party's interest is reduced to 5% or less, such party will be deemed to no longer have a beneficial ownership in that Colombian Property, but will instead be entitled to receive a royalty equal to 2% of the net profit generated from the sale of any minerals from that Colombian Property.

The Colombia JV Agreement also provides for certain potential rights between the parties to acquire additional interests in other AngloGold and third-party properties within the 220,000 square kilometre area of mutual interest in Colombia. AngloGold has agreed to offer the Company its interest or rights to an interest in other joint ventures if it elects not to pursue such projects and to offer the Company a 51% interest in AngloGold projects in which it has expended at least US$1,000,000 and has discontinued exploration. The Company can earn a 51% interest in such projects by expending an amount at least equal to the greater of the previous AngloGold expenditures on the project or US$1,000,000 within two years of the offer date. The Company is required to advise Kedahda, a subsidiary of AngloGold, of mining opportunities presented to the Company within the area of mutual interest and Kedahda will have an opportunity to acquire a 75% interest should it choose to participate in a joint venture with respect to any such opportunity.

Under the terms of the Colombia JV Agreement, the Company is required to use its reasonable commercial efforts, until November 8, 2008, to cause AARI to seek a listing on a prescribed stock exchange (as such term is defined in the Tax Act). In connection with the Company's obligation to seek a listing of AARI, the Company granted AngloGold the option to acquire up to 20% of the voting securities of AARI on a fully diluted basis immediately following listing on a stock exchange, together with one-half of a purchase warrant for each voting security offered to AngloGold (with each such whole purchase warrant exercisable at an exercise price that is 33% above the Offering Price for a period of three years from the date of listing on a stock exchange). The voting securities and purchase warrants would be issued and allotted for no further consideration other than providing the Company the right to acquire interests in the Colombian Properties as provided for in the Colombia JV Agreement. At this time, no steps have been taken to cause AARI to pursue a listing on a prescribed stock exchange.

Agreements Relating to the Gramalote Property

On August 21, 2007, the Company entered into a binding memorandum of understanding with respect to the purchase by the Company of 25% of the issued and outstanding shares of Gramalote BVI from Grupo Nus. In connection with the execution of the Gramalote memorandum of understanding, the Company paid US$3,500,000 to Grupo Nus and in exchange Grupo Nus issued a US$3,500,000 promissory note in favour of the Company (the "**Promissory Note**"). The Promissory Note has a maturity date of August 20, 2008 and bears interest at the prevailing prime rate plus 2%. The Promissory Note is secured by certain charges on mining concessions and the pledge of 25,000 Series A shares in the capital of Gramalote BVI owned by Grupo Nus.

Grupo Nus and Compania Kedahda Ltd., a subsidiary of AngloGold ("**Kedahda BVI**"), entered into an Association Contract for the Exploration of Mining Titles in Colombia (the "**Association Contract**") on July 18, 2005 relating to the possible exploitation and development of certain properties within the municipalities of San Roque and San Jose del Nus, Colombia. Pursuant to the terms of the Association Contract, Grupo Nus and Kedahda BVI incorporated Gramalote BVI under the laws of the British Virgin Islands. Grupo Nus and Kedahda BVI entered into a shareholders agreement dated March 14, 2006 to govern the control and operation of Gramalote BVI and the implementation of the particulars of each of the Association

Contract, the Escrow Agreement and the Exploration Agreement (as described below) (the "**Gramalote Shareholders Agreement**").

Under the terms of the Gramalote Shareholders Agreement, Gramalote BVI was authorized to issue a maximum of 100,000 shares, of which 75,000 Series B shares were issued to Kedahda BVI and 25,000 Series A shares were issued to Grupo Nus. Under the Gramalote Shareholders Agreement, Kedahda BVI may obtain a 51% ownership interest in Gramalote BVI upon the completion of: (a) a subsidiary of Kedahda BVI fulfilling work-in expenditures totalling US$2,500,000; and (b) Kedahda BVI making two payments of US$500,000 each to Grupo Nus on or before January 18, 2008 and July 18, 2008.

Grupo Nus, Kedahda BVI and Maitland & Co. entered into an escrow agreement (the "**Gramalote Escrow Agreement**") dated March 14, 2006 dealing with the respective shares of Grupo Nus and Kedahda BVI in Gramalote BVI. Under the terms of the Gramalote Escrow Agreement, all of the shares (Series A and Series B) in Gramalote BVI were delivered to the escrow agent and the escrow agent was instructed to re-distribute the shares, such distribution to be dependent on Kedahda BVI making certain payments and completing various exploration commitments and whether or not Kedahda BVI chooses to continue with its obligations under the Association Contract.

Kedahda, Kedahda BVI and Gramalote BVI also entered into an Exploration and Development Agreement (the "**Exploration Agreement**") on March 14, 2006 to establish, among other things, the manner in which to implement the development of certain mining interests relating to the Gramalote property.

The Gramalote Shareholders Agreement provides that upon Kedahda BVI obtaining a 51% ownership interest in the Gramalote BVI, Kedahda BVI will have the option to acquire an additional 24% ownership interest in Gramalote BVI (the "**Additional Interest**") by completing a feasibility study and paying to Grupo Nus US$15,000,000 on or before July 17, 2010. In addition, the Gramalote Shareholders Agreement grants Kedahda BVI a right of first refusal (the "**Kedahda ROFR**") over the transfer of Grupo Nus' shares in Gramalote BVI to the Company.

With respect to the proposed transfer of Grupo Nus' interest in Gramalote BVI to the Company, the Company provided Kedahda BVI with notice of the proposed transfer on August 21, 2007. Kedahda BVI did not elect to exercise the Kedahda ROFR prior to the expiry of the 60 day period that ended on October 22, 2007. In connection with the first stage of closing under the Gramalote Purchase Agreement, the Company will be required to pay an amount of US$7,500,000 to Grupo Nus, consisting of a cash payment of US$4,000,000 and the satisfaction and cancellation of the US$3,500,000 owing by Grupo Nus to the Company under the Promissory Note.

The Company has settled the terms of the Gramalote Purchase Agreement with Grupo Nus. This agreement is expected to be fully executed, and the initial closing date is expected to occur, in late October or early November 2007. The Gramalote Purchase Agreement sets out the terms and conditions governing the sale of the shares of Gramalote BVI held by Grupo Nus to the Company. Under the terms of the Gramalote Purchase Agreement, the Company is required to pay Grupo Nus an additional US$7,500,000 on or before 180 days from the initial closing date. In addition, upon completion of the Offering, and subject to the satisfaction of the conditions and approval of the TSX-V, the Company has agreed to issue share purchase warrants (the "**Warrants**") that will entitle Grupo Nus to purchase C$5,000,000 worth of the Company's Common Shares (based on the Offering Price). The Warrants will be exercisable at a price equal to the Offering Price for a period of three years from the date of issue.

In the event that Kedahda BVI does not increase its ownership interest in Gramalote BVI from 51% to 75% as contemplated in the Gramalote Shareholders Agreement prior to the earlier of: (a) July 18, 2010 and the completion of a positive feasibility study on the Gramalote property; and (b) the waiver by Kedahda BVI of its rights to increase its ownership interest in Gramalote BVI before July 18, 2010 (the "**Kedahda Option Exercise Date**"), the Company will have the option (the "**B2Gold Option**") to acquire the Additional Interest by paying to Grupo Nus US$7,500,000 within 60 days from the Kedahda Option Exercise Date (the "**B2Gold Option Exercise Date**"). The US$7,500,000 payment may be made either in cash or Common Shares, at the option of the Company. If the payment is paid in Common Shares, the price per share will be equal to the average closing price of the Common Shares on the TSX-V for the 20 days immediately preceding the payment date.

If the Company does not exercise the B2Gold Option, Grupo Nus is required to elect, within 60 days from the B2Gold Option Exercise Date, either to assume the contributions and other obligations in respect of the Additional Interest, or to allow the Company to retain (at no charge to the Company) the Additional Interest and assume all contributions and other associated obligations.

In the event that the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the Company will be required to pay to Grupo Nus the US$15,000,000 that in certain circumstances would otherwise be payable by Kedahda BVI to Grupo Nus, less any amounts paid by the Company to Grupo Nus in connection with the acquisition of the Additional Interest by the Company. The US$15,000,000 payment (less any such credits) is to be made on the first to occur of: (a) July 18, 2010; or (b) the completion of a positive feasibility study on the Gramalote property.

In addition, the Company will be required to pay Grupo Nus US$10.00 per ounce of gold for 25% of that number of ounces of gold in excess of 1,000,000 proven and probable ounces of gold reserves determined to exist within the Gramalote property. If the Company acquires the Additional Interest, the Company will be required to pay US$10.00 per ounce of gold for 49% of that number of the excess ounces. The reserves are to be recalculated, and additional payments are to be made, if necessary, every two years.

East and West Kupol Licenses Joint Venture

The Company is currently negotiating a joint venture agreement (the "**Kupol JV Agreement**") relating to the exploration, development and mining of gold and silver in the Chukotka Autonomous Region in northeastern Russia in the area covered by the East and West Kupol licenses.

Provided that final agreement is reached on the Kupol JV Agreement and certain conditions to closing are fulfilled, it is anticipated that the East and West Kupol licenses will be held indirectly by a special purpose vehicle ("**Kupol JVCo**"), the indirect shareholders of which are expected to be a subsidiary of Kinross as to 37.5%, the Company as to 37.5% and CUE (or its successor in interest) as to 25%. Kinross and the Company are currently in negotiations with CUE to reach agreement regarding the nature and extent of CUE's ownership in Kupol JVCo. Upon completion of the Kupol JV Agreement transaction, a subsidiary of the Company will acquire its 37.5% interest in Kupol JVCo by paying to a subsidiary of Kinross US$7.5 million (consisting of cash, debt and shares of the Company) plus 50% of the fair market value of the equipment and other assets relating to the East and West Kupol licenses.

Kinross and the Company, as between themselves, have settled the principal terms of the Kupol JV Agreement to be entered into among a subsidiary of Kinross, the Company and CUE (or its successor in interest), which are as follows:

(a) the Company, as operator, will subcontract with the company that holds the East and West Kupol licenses to carry out exploration under the East and West Kupol licenses;

(b) the Company and Kinross (through subsidiaries) will fund equally the exploration of the properties covered by the East and West Kupol licenses, with a commitment to fund, US$10,000,000 each and US$20,000,000 in aggregate in the two year period from the date of the Kupol JV Agreement;

(c) following the initial two year period, Kinross, the Company and CUE (through subsidiaries) will each fund future exploration relating to the East and West Kupol licenses *pro rata* according to their respective interests in Kupol JVCo (or else have such interest diluted);

(d) Kinross, the Company and CUE (through subsidiaries) will have mutual rights of first refusal with respect to their respective interests in Kupol JVCo; and

(e) Kinross, the Company and CUE (through subsidiaries) will share, in accordance with their *pro rata* interests in Kupol JVCo, all exploration, development or mining opportunities within a 100 kilometre radius of the Kupol mine site, exclusive of the approximately 17 square kilometre area of the license relating to the Kupol mine.

Kupol JV Agreement

The following is a summary of the principal terms of the Kupol JV Agreement, in addition to those referred to in the previous section. The Company's share of the required US$20,000,000 aggregate initial capital contribution is expected to be US$10,000,000. Capital calls will be generally made to all shareholders of Kupol JVCo on a quarterly basis pursuant to approved budgets and programs. Upon receipt of a capital call, a shareholder may elect not to contribute all or any portion of its *pro-rata* share, in which case that shareholder's ownership percentage will be diluted accordingly. If a shareholder holds less than 10% of the shares of Kupol JVCo that shareholder will be deemed to have granted to the other shareholders, on a *pro rata* basis, the right to purchase at fair market value the remaining shares held by that shareholder.

Kupol JVCo will hold all of the shares of "**Kupol Opco**", the Russian operating company that will hold the East and West Kupol licenses and related exploration assets. Kupol Opco will enter into project management agreements with respect to the development and mining of any deposits located within the East and West Kupol licenses area that will set forth the terms, conditions, rights and obligations of Kupol Opco, the project manager and any other party to the project management agreement. Prior to the completion of a pre-feasibility study, the Company (or a subsidiary) will act as project manager. Following completion of a positive pre-feasibility study, a subsidiary of Kinross will act as project manager.

If one or more shareholders propose to sell, in a single transaction or two or more related transactions, more than 50% of the shares of Kupol JVCo to a third party purchaser, the non-selling shareholder will have the right to have its shares purchased as part of the transaction on the same terms and conditions as the selling shareholder(s).

The board of directors of Kupol JVCo is expected to consist of two nominees of a Kinross subsidiary, two nominees of the Company's subsidiary and one nominee of CUE (or its successor in interest). Nomination rights are reduced or eliminated if a shareholder's percentage interest falls below certain thresholds.

Matters that require approval of the board generally require approval by simple majority vote for normal course business and the approval of at least four directors for certain reserved matters, including decisions regarding borrowing, investment, financial matters and funding (including approval of joint venture budgets and programs). If any shareholder should acquire more than 50% of the shares of Kupol JVCo, then, except for specified fundamental matters, all matters to be approved by the board of directors will be a simple majority of directors present at a meeting and a quorum for a board meeting will be a simple majority of all directors.

Matters that require approval of the shareholders of Kupol JVCo will require approval by a simple majority for ordinary business and a majority vote of 66⅔% for certain reserved matters, including amendment of articles or share rights, issuance of shares, delegation of director's powers, disposition of substantially all assets, business combinations or dissolution, and fundamental changes to the business.

If at any time, one shareholder holds more than 50% of the shares of Kupol JVCo, certain matters will require a supermajority vote of 66⅔%, including commencing development or mining of a new deposit, disposition of the East or West Kupol licenses or the shares of Kupol Opco, approving acquisitions or dispositions of assets exceeding an agreed upon threshold, entering into financing arrangements exceeding an agreed upon threshold, approving the admission of a new shareholder and entering into a related-party transaction exceeding an agreed upon threshold.

Trends

The Company anticipates that it will continue to experience net losses as a result of ongoing exploration and general corporate and administrative costs and expenses until such time, if any, as revenue generating activity is commenced. The Company's future financial performance is dependent on many external factors. Both the prices of, and the markets for, minerals are volatile, difficult to predict and subject to changes in domestic and international political, social and economic environments. These circumstances and events could materially affect the future financial performance of the Company. The Company is not currently aware of any trend, event or uncertainty that can reasonably be expected to have a material adverse effect on the business, financial condition, or operating results of the Company other than as described in this prospectus and, in particular, under the headings "*Risk Factors*" and "*Forward-Looking Statements*".

Competitive Conditions

The Company competes with many other entities engaged in the mineral exploration business in the search for, and the acquisition of, mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. The Company also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Employees

At the time of completion of the Offering, the Company will have 32 full time employees and will make use of a variable number of consultants as required for its operations. The Company is subject to the applicable labour laws and regulations in the countries of employment. None of the Company's employees is covered by a collective agreement.

MINING IN COLOMBIA

General Information

Colombia is a democratic republic located in the northwest part of South America whose capital and principal city is Bogatá. Foreign investment is subject to the same treatment as domestic investment. Most sectors are open to foreign investment with the exception of defense, national security and some activities related to toxic waste and real estate. Foreign investors must register their investments. Profits associated with registered foreign investments can be remitted in convertible currency. There is no limitation on the repatriation of capital or profits.

Colombian source income received by branches of foreign companies is subject to income tax at a rate of 34% of profits plus a surcharge, applicable for 2007, and a rate of 38.5% in 2008. The tax is payable on non-recurring profits received by foreign branches in Colombia.

Mining Industry

Mining activities in Colombia are regulated by the Mining Code. Foreign individuals and companies may apply for and hold mining title on the same basis as local investors. Surface rights are not governed by the Mining Code and must be acquired directly from the surface rights holders.

The 1988 Mining Code establishes four types of mining title: permits, exploration licenses, exploitation licenses and concession contracts. An exploration license grants the holder the exclusive right to perform, in a prescribed area, work directed to identifying commercially exploitable mineral deposits and reserves. There are three types of exploration licenses: small, medium, and large mining activity licenses. The type of exploration license is determined by the anticipated volume or tonnage of materials to be extracted from the mine to be developed on the property. During the term of the exploration license, reports on work performed on the property must be filed with the Ministry of Mines and Energy. The Ministry of Mines and Energy subsequently makes a definitive project classification based on the information field. The Ministry of Mines and Energy has the right to reclassify the project every five years during the exploration phase. There is a maximum size area for each type of exploration license. The term of an exploration license is determined by the area covered as follows:

Original Area	Type	Term	Extension
Up to 100 hectares	Small	1 year	1 year
100 hectares up to 1,000 hectares	Medium	2 years	1 year
1,000 hectares or more	Large	5 years	N/A

On expiry of an exploration license for small mining activity and any extensions thereof, the license can be converted, on compliance with prescribed conditions, into any exploitation license. An exploitation license has a term of ten years. On its expiry, the holder can apply for a ten year extension or conversion of the license into a concession contract. On expiry of an exploration license for medium and large mining activities and any extensions thereof, the license is required to be converted to a mining concession on compliance with prescribed conditions. There are two types of mining contracts: concession contracts issued by the Ministry of Mines and Energy and those contracts issued by entities to which the Ministry of Mines and Energy has assigned its rights. A concession contract gives the holder the exclusive right to extract certain minerals and conduct the activities necessary for exploitation, transport and shipment of the same. Concession contracts have a term of 30 years.

There are various government fees and royalties payable by mining titleholders. Holders of exploration licenses for large mining activities must pay a fee equal to the prescribed minimum daily wage multiplied by the number of hectares covered by the license. The fee is payable annually until the commencement of commercial production from the property. As of 2002, on commencement of production, a royalty is payable at an effective rate of 4% of the London gold price on the ounces produced. For underground mines, the royalty is payable when annual production exceeds 8,000 tonnes and, for open-pit mines, when annual production exceeds 250,000 cubic metres.

In June of 2001, a new Mining Code was enacted that somewhat simplifies and streamlines procedures for concessions. The separation of concessions into three different levels for small, medium and large mining no longer exists. There is now only one title which, once issued, has a duration of 30 years and can be extended a further 30 years, and further first rights for subsequent periods of 30 years. Within the first 30 year period, there is an exploration phase of three years with a further two year extension. This is followed by a construction phase of three years with a further one year extension. Despite these time limits, mining can start any time within this phase. To obtain the requisite permits to explore and mine the necessary environmental plans and report studies need to be presented and approved. Companies were allowed to elect to maintain existing claims under the 1988 law or elect to comply with the new law.

Environmental Policy

With respect to environmental issues, mining companies in Colombia are subject to the authority of the Ministry of the Environment, the Regional Development Companies and certain municipalities and metropolitan districts. However, the National Code of Renewable Natural Resources and Environmental Protection forms the basis of environmental policy in Colombia and there is an interest in preserving natural resources from development activities. The Colombian Mining Law 685 of 2001 requires an environmental mining insurance policy for each concession contract. In addition, this provision requires that an environmental impact study be presented at the end of the exploration phase if the concession is to proceed to the construction phase, and this must be approved and an environmental license issued before the exploitation phase can begin. Exploration activities require an environmental management plan and a superficial water concession. Exploitation may require additional permits, including an environmental license, a permit for springs, a forest use permit, a certificate of vehicular emissions, an emissions permit and a river course occupation permit.

Where there is a breach of environmental laws, an affected third party or the government may initiate judicial action against a polluting entity, including actions for protection of civil rights, civil liability lawsuits, class actions, group actions, executive or police measures and criminal filings. Environmental laws are a matter of public interest and are not subject to settlement. Historically, environmental authorities have taken a relaxed approach in the enforcement of environmental regulations. Recently, growing concern with respect to the environmental sustainability of projects, undertakings and industrial activities has resulted in increased enforcement and prosecution. Sanctions include daily penalties, suspension or revocation of the license, concession, permit, or authorization, temporary or final closure of the establishment, work demolition at the cost of the infringer, and confiscation of products or implements used to commit infringement.

THE COLOMBIAN PROPERTIES


Gramalote
Medellin
Quebradona
Miraflores
Bogota
San Luis
Narino
0 100 200
kilometers

Dahrouge Geological Consulting Ltd. was retained by the Company to complete an assessment of the Gramalote, Quebradona and Miraflores properties, and the information in this section in respect of these properties is derived, or is extracted from the following technical reports (collectively, the "**Colombian Technical Reports**"), which were prepared by Dahrouge Geological Consulting Ltd. in compliance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**"):

(a) "Summary Report on the Gramalote Property" dated October 22, 2007 prepared by John Gorham, P. Geol.;

(b) "Summary Report on the Quebradona Property" dated October 22, 2007 prepared by John Gorham, P. Geol. and Jody Dahrouge, P. Geol.; and

(c) "Summary Report on the Miraflores Property" dated October 22, 2007 prepared by John Gorham, P. Geol.

John Gorham, P. Geol. and Jody Dahrouge, P. Geol., of Dahrouge Geological Consulting Ltd., the authors of the Colombian Technical Reports, are each a "qualified person" and "independent" as these terms are defined in NI 43-101. All figures and tables contained herein have been extracted from the Colombian Technical Reports.

Complete copies of the Colombian Technical Reports have been filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and will be available for inspection at the offices of the Company's solicitors, Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, by appointment during normal business hours during the distribution hereunder and for a period of 30 days thereafter, as well as under the Company's profile on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") database on the Internet at www.sedar.com upon the effective date of the prospectus.

Gramalote Property

Property Description and Location

The Gramalote property is located within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia, approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin.

The Gramalote project area is covered by 15 contiguous claim blocks totalling 27,112.08 hectares. The claim blocks presently include two valid exploitation licenses totalling 107.98 hectares, one valid exploration license totalling 2,292.76 hectares, six registered concession contracts totalling 6,900.34 hectares, two non-registered concession contracts totalling 2,918.62 hectares, one granted "free area" concession application totalling 9,206.82 hectares and three concession applications totalling 5,685.56 hectares. The entire area of the claim blocks is located within a 17,500 square hectare area of interest, which defines the Gramalote property area for the purposes of the Association Contract between Kedahda BVI and Grupo Nus. The claims are registered, or are in the process of being registered, in the name of the Gramalote Colombia Ltd. (**"Gramalote Branch"**), the Colombian branch of Gramalote BVI that has been formed to hold each of the Gramalote mineral claims.

Under Colombian mining law, a concession contract consists of exploration and exploitation terms. The exploration term, once the contract is registered, is three years and renewable for an additional two years and afterwards can be converted to an exploitation term. The total period for the concession contract (both exploration and exploitation) is 30 years, renewable for an additional 30 years. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

Kedahda has secured surface access agreements with the property owners in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

The Gramalote property has been the subject of ongoing artisanal mineral production activities, however, it is not subject to any known pending or outstanding environmental liabilities related to exploitation within the present exploration area. The proposed exploration program described below under "Further Exploration and Development" includes diamond drilling, which requires the approval of the Colombian regional environmental authorities.

In July 2005, Kedahda entered into an agreement with the Colombian-based Grupo Nus to earn up to a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures and presenting a feasibility study on or before July 2010. In August 2007, the Company agreed to purchase, for a combination of cash payments, securities and certain conditional payments based upon ounces of gold in the proven and probable reserve categories, the rights to the Grupo Nus option agreement, including a 25% interest in Gramalote BVI, from the Grupo Nus. The Company, replacing Grupo Nus as the contractual optionee, will have a carried interest in all exploration and development in the Gramalote property should AngloGold elect to increase its interest to 75% upon presentation of the feasibility study on the Gramalote property. See "*Business of the Company – Agreements Relating to the Gramalote Property*".

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gramalote property is situated along the valley of the Nus River, 1.5 kilometres southwest of the village of Providencia, Antioquia. The Nus River valley is a corridor connecting the city of Medellin and the central portion of the Antioquia Department to the Magdalena River. A paved highway and presently inactive railway continue to Puerto Berrio located on the Magdalena River some 55 kilometres to the east. Puerto Berrio provides direct fluvial access to a major open ocean port on the Caribbean coast at Barranquilla. The highway continues on to Bogota. The Gramalote property is additionally surrounded by gravel roads that connect a dense small town rural and farm population to the Nus Valley infrastructure, the Magdelena River to the east and to Medellin to the west. A major city, Medellin, with a population of approximately 2 million people, is located 80 kilometres to the southwest and is situated within 3 hours highway travel time from the Gramalote property area. Based upon a Colombian entry point at the nation's capital in Bogota, the Gramalote property may be accessed by a one hour flight from Bogota to Medellin, overland travel along paved highways from Medellin via the town of Cisneros to the town of Providencia.

Water, power and labour are readily available to the Gramalote property. A 2.5 megawatt hydroelectric plant is presently generating electricity within the Gramalote property. A high tension power line, not related to the power plant, passes within 1 kilometre of the Gramalote property. Water resources are abundant through the region. There is abundant local labour, however the labour force are not trained in exploration and mining, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development may be purchased or leased for, as necessary out of Medellin. Some heavy equipment may be contracted out of Cisneros, San Roque, San Jose del Nus or Puerto Berrio.

The Gramalote property is located along the southern margin of the topographic depression formed by the Nus River valley, itself forming a major west-northwest trending structural depression within the Antioquian plateau (altiplano) of Colombia's Central Cordillera. The Nus River carries waters from the central region of the Antioquian plateau into the Magdalena basin to the east. Topography along the Nus valley is relatively subdued although locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level.

Climate at the Gramalote property is mildly tropical with daytime temperatures throughout the year averaging about 24°C. The region (with the exception of areas of historic artisanal mining activities) is covered in grass pasture and cropland with limited, isolated extensions of natural vegetation, dominated by lush, low-growth Andean forest, mostly preserved along the courses and headwaters of the drainages. Natural outcrop is observed over less than 2% of the surface area, and is only locally present within incised drainages. Tropically weathered latosol profiles are ubiquitous, averaging five to ten metres thick in undisturbed areas. Yearly rainfall averages about 200 centimetres and falls mostly during punctuated rainy seasons extending from March to May and from September to December.

History

The discovery of gold at the Gramalote property and along the Nus River drainage most likely dates from Pre-Colombian times. Ephemeral Colonial Period gold production from numerous placer deposits along the Nus Valley is recorded in Colonial literature from approximately 1562. Post-Colonial gold exploitation has been ongoing at and around the Gramalote property since the mid to late 1870's. Production from the region was generally dominated by alluvial and hydraulicing techniques, and by the early 1900's many recorded operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon.

Various Colombian governmental reports from the early 1900's make reference to the hill-side hydraulicing operations of the Nus River valley. This observation prompted Metallica Resources Ltd. (**"Metallica"**) to undertake field visits to the Nus River valley in April of 1995. At the Gramalote property, geologists observed widespread sheeted vein and veinlet-controlled mineralization hosted within the oxidized Antioquian batholith, being exploited on numerous working fronts by artisanal miners.

Metallica established contact and executed a preliminary exploration agreement with Sergio Aristizabal, holder of the Gramalote property mineral title 14292. In June 1995, Metallica spent approximately US$30,000 on a focused program of first pass surficial (mostly oxide zone) sampling, including mapping of the apparent bulk tonnage target potential observed in an approximately one square kilometre area including and surrounding Gramalote Ridge. During this preliminary phase Metallica collected a total of 115 chip, channel and grab samples. Metallica completed no further work on the Gramalote property.

Following Metallica's departure from Colombia, Robert Shaw formed a partnership with titleholder Sergio Aristizabal in order to continue advancement of the Gramalote property. Between 1996 and 2000, three additional companies visited the area, however neither gold market nor Colombian security conditions were conducive to advancing the project during this period.

In January 2003, Robert Shaw brought the Gramalote property to the attention of AngloGold Ashanti Ltd. Their Colombian subsidiary, Kedahda, reviewed the prospect in late 2003, and consolidated the mineral exploration tenement and entered into a joint venture with respect to the Gramalote property in July 2005.

Geological Setting

The Gramalote property area is located within the Cajamarca – Valdivia terrane, a composite geological litho-tectonic unit that determines the geology of the northern portion of Colombia's physiographic Central Cordillera. The terrane is comprised of a metamorphic basement complex and the Antioquian batholith. The basement of the Cajamarca-Valdivia terrane is consists of early Paleozoic metamorphic rocks of the Valdivia, Cajamarca, Ayura-Montebello Groups, which include mostly lower-middle greenschist to lower amphibolite grade meta-sedimentary rocks and oceanic volcanic\intrusive rocks of ophiolitic affinity.

The Gramalote property is entirely contained within and underlain by medium to coarse-grained biotite with or without hornblende tonalite and granodiorite of the Cretaceous Antioquian batholith. Based upon hand specimen and thin section petrography, the modal composition of the batholith in the Gramalote area ranges from 75 to 85% plagioclase, 10 to 16% quartz and 5 to 8% biotite.

Dykes of centimetric to decimetric proportions and ranging from dioritic to granodioritic and granitic composition are common throughout the Gramalote property, although represent no more that three percent by volume of the observed the rock mass.

From a deformational standpoint, the Antioquian batholith appears free of penetrative plastic or pseudo-plastic deformation, with the exception of occasional millimetre to centimetre-scale mylonitic C-S planes characterized by ribbon structure in quartz and fish structure in biotite. Evidence of tectonic reactivation in the semi-brittle and brittle regime however is widespread, especially at Gramalote, reflected in well developed systems of discrete syn-tectonic faults and\or fractures, exhibiting slickenside development and quartz-sericite-calcite-pyrite mineral infillings. Spatially associated with hangingwall or footwall damage zones along fault fractures are arrays of conjugate rectilinear or stepped tensional meso-fractures, commonly infilled with quartz, sericite, pyrite and calcite.

Based upon regional-and property-scale mapping the Gramalote district and its contained mineral systems are located between two west-northwest trending macro-scale curvi-linear lineaments which splay off the Palestina fault in the east, and transect the Antioquian batholith. These include the Nus River lineament and the El Socorro lineament. Structural analysis suggests that these lineaments accommodate sinistral-oblique, approximately northeast-verging shear. Differential movement along the Nus and El Socorro lineaments generated north-northwest striking mega-scale (hundreds of metres) tensional dilation reflected in the formation of hundreds of individual centimetre-scale veinlets with hydrothermal infilling / alteration, longitudinally limited by conjugate, north-east striking sinistro-lateral planar shearing.

Detailed lithologic, alteration and structural mapping in the one square kilometre core area of the Gramalote property emphasizes the lithologic homogeneity of the prospect, with more than 95% of the rock mass being comprised of holocrystalline tonalite\granodiorite. Alteration assemblages related to mineralization however, are variable, and are closely linked to the structural evolution of the area. Structurally, mapping has identified at least six sub-areas comprising the various sectors of the presently known Gramalote deposit. In various instances these structural sub-areas coincide with centres of artisanal gold exploitation. The most important sectors of the Gramalote deposit identified to date include: Gramalote Ridge; El Retiro; La Cascada; Las Torres; El Mango; El Barzal; and La Concha.

Mineralization

Known gold mineralization at the Gramalote property is localized within structurally-controlled meso-scale, out crop-scale and micro-scale vein and veinlet arrays, hosted within medium to coarse grained equigranular biotite tonalite and granodiorite of the Antioquian batholith. A similar style of mineralization, including host rock, alteration assemblages and structural configuration, may be observed over an approximately one square kilometre area including and surrounding Gramalote Ridge, and in various outlying prospects contained within a five kilometre radius of the central Gramalote Ridge area. Semi-contiguous mineralized sectors considered to form part of the immediate Gramalote mineral system include Gramalote Ridge, La Cascada, Las Torres, El Retiro, El Mango and El Barzal.

With the five kilometre radius surrounding Gramalote Ridge, various additional prospects have been identified, including La Concha, Cristales, La Malasia, Las Monjas, El Limon, Trinidad and La Maria.

In the vicinity of Gramalote Ridge, mapping, geochemical sampling and diamond drilling indicate that gold mineralization is contained within generally contiguous structurally-controlled corridors, shear zones, sheeted and conjugate vein arrays and alteration halos connecting each of the above mentioned sectors. Zones of alteration and sheeted fracturing commonly contain composite gold grades exceeding 1 ppm gold over tens of metres, however, these structurally-related elements may be separated by metre-scale zones of fresh (barren, unmineralized, unaltered) intrusive rock.

The biotite with or without hornblende granodiorite (tonalite) at the Gramalote property is cut by a few dykes, up to approximately 30 centimetres wide, of finer-grained equigranular intrusive rock of apparently similar composition. Numerous centimetric dykelets of aplogranite, aplite, quartz-K-feldspar pegmatite and biotite dacite (or rhyodacite) porphyry were then emplaced, typically as widely spaced sheeted arrays. The aplite and pegmatite are commonly transitional. The marginal parts of the aplogranite dykelets characteristically display plumose texture, with the elongate quartz and K-feldspar grains oriented perpendicular to the dykelet margins. The rhyodacite porphyry clearly cuts the aplogranite, although locally displaying apparent transitions to aplite. The aplogranite, aplite and pegmatite contain scattered magnetite and pyrite grains and, very locally, the magnetite is associated with trace chalcopyrite. A few quartz veins and numerous quartz veinlets then cut the granodiorite (tonalite) and contained dykes and dykelets. Many of the veinlets form sheeted arrays parallel to the aplogranite and aplite dykelets. Indeed, the aplites and quartz veinlets appear to form a continuum, with wormy quartz segregation veinlets occurring in some of the aplite dykelets. A north to northwest veinlet and dykelet strike is most common, although east-northeast strikes predominate in the lower-grade, eastern parts of the prospect area.

All intrusive phases at the Gramalote property were subjected to two main stages of (auriferous) vein and veinlet mineralization: the first with K-feldspar alteration selvages and the second, and most important, with muscovite selvages, both of them following two principal structural directions. Early quartz veinlets are translucent, have prominent, one centimetre wide K-feldspar selvages and contain a few disseminated grains of pyrite and chalcopyrite. Biotite phenocrysts within and alongside the K-feldspar selvages are chloritised. Some of these veinlets are reminiscent of A-type veinlets in porphyry copper deposits and, like them, have non-matching walls suggestive of emplacement in a semi-ductile environment. Others contain molybdenite along their edges and have a B-type appearance. The second generation of quartz veinlets typically contain a little more pyrite and chalcopyrite (with or without sphalerite), along with some muscovite and late-stage crystalline calcite, and possess muscovite selvages up to two centimetres wide. Veinlets composed largely of either K-feldspar or muscovite/sericite accompany the corresponding quartz-veinlet generations, but carry only very minor amounts of sulphides. Following these two main veinlet stages, zones up to 30 metres wide were subjected to pale-green-coloured sericitic or intermediate argillic alteration, which contains only very minor pyrite and essentially no chalcopyrite (e.g. drill hole 5, 130 to 160 metres). Most of the granodiorite (tonalite) and its contained dykelets are essentially unaltered.

The gold was introduced with both the early K-feldspar-bordered quartz veinlets and the later muscovite-bordered quartz veinlets, although the scattered high values seem to be consistently associated with the latter. In the K-feldspar-stable quartz veinlets, little chalcopyrite accompanies the gold so copper/gold correlation is poor. In the case of the muscovite-bordered quartz veinlets, however, prominent centimetric clots of chalcopyrite everywhere accompany the gold, giving rise to a clear-cut copper/gold correlation. The K-feldspar- and muscovite/sericite-only veinlets, lacking quartz fillings, are gold deficient, as is the more pervasive, late sericitic or intermediate argillic alteration. All the gold appears to be confined to the quartz veinlets, with no disseminated contribution occurring beyond them. Therefore gold tenor is directly proportional to the number of quartz veinlets, which in gold-poor drill holes, such as 3 and 4, are very widely spaced. This conclusion offers a useful means of assessing gold potential prior to drilling, because the quartz veinlets are well preserved even in saprolite. In the few places where gold grades attain 10 g/tonne over 2 metre (core intervals), the muscovite-bordered quartz veinlets responsible must be exceptionally rich, probably containing greater than 100 g/tonne gold.

Detailed evaluations have drawn attention to the close relationship between geological structure and mineralization at the Gramalote property, identifying auriferous, shear-related corridors of mineralization and alteration, containing extensional and trans-tensional veins and veinlets, which strike north-northwest and northeast respectively, cut by late (re-activated) shearing and mineralization striking north-northwest to northeast.

Various additional prospects are located within the Gramalote property, within a five kilometre radius surrounding Gramalote Ridge. All of these prospects are associated with zones of historic and locally limited present-day artisanal mining activity. Geological information at these prospects, is generally limited, principally due to heavy vegetation coverage and restricted surface exposure. In general, it can be concluded that each of these areas contains mineralization similar to, or related to, that observed at the Gramalote property, albeit at present, at an apparently smaller scale.

Exploration

Exploration on the Gramalote property has been completed in two phases including surface evaluations within the Gramalote property and diamond drilling at the Gramalote property. Surface-related exploration is considered within the immediate vicinity of Gramalote Ridge, and on a more regional basis throughout the Gramalote property.

All of the exploration work outlined herein on the Gramalote property has been carried out by Kedadha's geological and technical personnel. All data was collected under the supervision of professional senior-level geologists utilizing generally accepted exploration standards as applied by AngloGold on a global basis. The resulting information is believed to be highly reliable.

Kedahda surficial exploration activities were oriented towards rapidly bringing the area to drill-ready status, and to commence diamond drilling. Between late 2003 and early 2005, Kedahda's work program at the Gramalote property included numerous exploration activities on a local and regional level. The most important surficial exploration activities undertaken at Gramalote Ridge and in the outlying prospects within the Gramalote property during this time included the following:

Gramalote Ridge and Immediate Surroundings

- Detailed topographic surveying over Gramalote Ridge and the surrounding area.
- Detailed structural and alteration mapping of the approximately one square kilometre area surrounding Gramalote Ridge.
- Selective and continuous grab, chip, channel and panel sampling of out cropping mineralization at and around Gramalote Ridge. A total of 266 rock samples were collected. All samples were analyzed for gold plus thirty-one elements. This information, combined with the detailed structural and alteration mapping, was used to locate and orient diamond drilling.
- Petrographic thin and polished section and microprobe study of prepared core samples, oriented towards the distribution of gold in mineralised materials.
- Surface soil sampling over the entire Gramalote Ridge and surrounding area at 25 to 50 metre centres. A total of 491 samples have been collected and all samples analyzed for gold plus thirty-one elements. This work essentially served as an orientation study for soil sampling over the outlying prospects.
- The excavation and complete channel and bulk mineral sampling of a 240 metre tunnel, with a two by two metre cross sectional area, in fresh (unweathered) rock, drifting into the northeast flank of Gramalote Ridge.
- Two phases of diamond core drilling at Gramalote Ridge, totalling 11,300.6 metres in 38 holes, to June 2007.
- Two phases of preliminary metallurgical test work on mineralised sulphide-bearing materials collected from underground workings and drill core from various localities around Gramalote Ridge.

Regional Work in the Gramalote property Including Outlying Prospects

- Prospecting, including geological and structural mapping, on a regional basis over the entire Gramalote property, including in outlying areas of identified historic and active artisanal workings. A total of 1,384 rock samples were collected and analyzed for gold plus thirty-one elements.
- Regional stream sediment sampling over the Gramalote property. A total of 277 minus 200 mesh stream sediment samples were collected and analyzed for gold plus thirty-one elements.
- Identification and inventory of additional historical and artisanal workings throughout the Gramalote property.
- Soil sampling on 25 to 50 metre centres over the most prevalent outlying prospects. A total of 2,853 soil samples were collected and analyzed for gold plus thirty-one elements.
- A trial, in-house ground-based magnetometer survey over Gramalote Ridge and some of the outlying prospects was completed to test the possibility to use magnetic field information for exploration purposes at a more regional level. A total of 116 line-kilometres were surveyed in 59 lines.
- Integration of information derived from structural and geological mapping at all levels with information obtained from Digital Elevation Models and other remote imaging techniques.

Kedahda's original sampling on the Gramalote property was designed to verify and expand upon information acquired from previous sampling exercises by Metallica and others. Additionally, Kedahda collected numerous samples of fresh rock material exposed by artisanal mining activities in underground workings which were not yet initiated at the time of the previous companies sampling exercises. Following field and data review of the sample results, and review of various reports supplied by Kedahda geologists, the following conclusions are valid:

- The average grade of all Kedahda's surface samples collected to September 2005, was 1.4 ppm gold. This value was calculated cutting all values of greater than 5 ppm gold to 5 ppm gold.

- Based upon selective grab, chip and channel sampling of materials from artisanal mining dumps and shallow underground workings, Kedahda's sampling indicated that many individual mineralised structures at the Gramalote property contained much higher grades than the previous companies. Numerous values exceeding 25 ppm gold were recorded by Kedahda This observation was attributed to their access to fresh rock materials and mineralised structures, which were not exposed when the previous workers undertook their sampling programs. Check sampling also indicated that gold distribution is somewhat erratic and nuggety.

- Sampling clearly established the structural-controlled vein and veinlet-hosted nature of mineralization at the Gramalote property. Sampling showed that gold was entirely contained within metre to tens-of-metres scale structural corridors, which hosted dyke-emplacement, shearing and multiple episodes of hydrothermal veining and alteration, and rapidly passed into zones of fresh, unaltered tonalite\granodiorite with no veining or alteration. The fresh intrusive is barren of gold and Kedahda's sampling clearly establishes the absence of "disseminated" gold at the Gramalote property.

- Continuous and semi-continuous channel and panel sampling in surface out crop indicated that more than one ppm gold grades could be sustained over tens-of-metres lengths in zones of even moderate fracture\veinlet density.

- Based upon surface exposures, structurally-controlled corridors of auriferous veining and alteration, with numerous coincident artisanal gold workings, can be observed over an area of approximately 900 metres eastwest by 700 metres northsouth, including Gramalote Ridge and surroundings. This area also contains metre to tens-of-metres scale zones of low to very low veinlet density, which will form internal dilution.

In order to obtain information regarding ore and gangue mineralogy, paragenesis and gold distribution, Kedahda completed an in-house petrographic and microprobe study using visibly mineralised samples collected from mine dumps and underground workings. The study documented abundant coarse grained gold associated predominantly with chalcopyrite with or without sphalerite and locally with telluride minerals including petzite and altaite. Native gold grains averaged about 15% silver in solid solution. Gold correlation with molybdenite was moderate to low.

In situ gold mineralization in the artisanal workings around Gramalote Ridge is well exposed. However, the encompassing area exhibits full vegetation cover and saprolitic soil development and hence any additional mineralization in the outside of the artisanal exposures is heavily masked. In order to outline the limits of mineralization surrounding Gramalote Ridge, a soil sampling program was undertaken by Kedahda. Grid-controlled saprolitic soil samples were collected at 25 metre centres over the entire area. Considering a greater than 0.05 ppm gold threshold level, the results suggest that mineralization is open along structurally-controlled corridors, for some hundreds of metres, to the east and northeast, and to the south east. The Gramalote Ridge soil anomaly is recorded over and area of approximately 1,200 metres east-west by 900 metres north-south.

In order to provide abundant exposure and material for structural and alteration mapping and for bulk sampling and metallurgical test work, Kedahda commissioned the excavation of a 240 metre long, two by two metre wide tunnel. The tunnel was spotted in barren Antioquian batholith on the northeast slope of Gramalote Ridge and excavated along a west-southwest directed trend, at right angles to the axis of greatest structural extension, as derived from surface structural mapping. The tunnel was sampled using a rock saw, in continuous horizontal channels measuring two metres long by ten centimeters wide from the 19 metre mark to the end of the tunnel.

From (Metres)	To (Metres)	Interval (Metres)	Grade (ppm gold)
0+23	0+51	28	0.67
0+153	0+155	2	10.40
0+163	0+167	4	2.60
0+177	0+240	63	1.47

Based upon surface mapping and rock and soil sampling, a first-order exploration target extending over an area of approximately one square kilometre, centered about Gramalote Ridge was indicated. Mineralization within this area is not homogenously distributed. It is contained within numerous tens-of-metres scale, structurally-related corridors which commonly contain mineralization exceeding 1 ppm gold. Gold grade is directly related to the presence and abundance of mineralised veins and veinlets within the corridors. The widespread nature of mineralization, grade and topographic disposition provide evidence of the large-tonnage, bulk-mineable potential of this Intrusion-Related gold system. Based upon surface results, Kedahda initiated drilling in the Gramalote Ridge area beginning in February 2006.

Results from outlying prospects within the Gramalote property

Numerous indications of mineralization are recorded within the 175 square kilometre area around the Gramalote property, primarily in the form of the localization of mineralized float materials, samples of which in various instances returned multi-gram gold values. Of particular interest are the reflections of apparently regional-scale mineralised trends along the Socorro River and Nus River lineaments.

Reconnaissance work identified various outlying targets generally clustered within a four kilometre radius surrounding Gramalote Ridge. Rock chip and soil sampling exercises were completed on various targets.

Near continuous soil sample coverage has been completed connecting the core are of Gramalote Ridge with many of the known outlying targets. The geology and results of combined rock and soil sampling for the most important outlying targets identified to date are supplied are as follows:

- La Concha: This anomaly appears to form an extension immediately to the north of the Gramalote Ridge system, with zones of northeast oriented sheeted veinlet development including quartz veining and corridors of K-feldspar and phyllic alteration. Rock sampling has returned anomalous gold values over an approximately 300 by 300 metre area, coincident with historic open cut workings in saprolite. Soil sampling also reflects a general northeast orientation to mineralization, with anomalous gold values forming a disperse northeast elongate trend extending over an area of approximately 1,600 by 700 metres, broadly paralleling the Guacas Creek lineament, and potentially joining with the Las Monjas anomaly to the southeast.

- Cristales: Centered about three kilometres south of Gramalote Ridge, the Cristales zone is best exposed in a ridge-crest road and quarry cut located due east of the village of Cristales. Strong to intense fracturing and strong quartz - pyrite – illite - sericite alteration and veinlet formation is observed to affect the Antioquian batholith as well as a series of north-south striking equigranular and porphyritic dykes. Near-continuous channel sampling in saprolite along the road cut averaged approximately 0.9 ppm gold over 250 metres. Based upon surface rock sampling and diamond drilling the Cristales zone extends for at least 300 metres in an east-west direction.

- La Malasia: The La Malasia zone is best exposed along the La Malasia Creek, located immediately to the south and 200+ metres topographically below the Cristales zone. At La Malasia, a series of sub-parallel shear veins with strong phyllic (quartz-muscovite (sericite) – pyrite with or without chalcopyrite) infillings are observed over an approximately 400 metre section of the stream cut. Individual structures at least can be relatively high grade, with values as high as 11.9 ppm gold being recorded and numerous samples returning multi-ppm gold values. With respect to soil results, values over the contiguous Cristales-Malasia area are spotty and subdued in the less than 0.1 ppm gold range. Both La Malasia and Cristales appear to be contained within a regional-scale corridor along the Socorro River lineament.

- El Limon: El Limon, located 1.5 kilometres to the south of Gramalote Ridge, contains a series of generally north-south striking veins and shear structures being exploited in tunnels by artisanal miners. Vein structure can be inferred over almost 700 metres of strike length but appear to be narrow and/or discontinuous, and are not well reflected by surrounding soil geochemistry, which produces a disperse anomaly in the 0.02 to 0.1 ppm gold range. Gold grades returned from selected samples of mineralised materials are consistently high grade, returning values greater than 3 ppm gold, with various samples exceeding 25 ppm gold.

- Trinidad: This anomaly is also coincident with an area of artisanal gold working located along the Nus River lineament about four kilometres north-northwest of Gramalote Ridge. Rock chip and soil sampling indicate an anomaly extending over about 1,500 metres east-west by 350 metre north-south, with numerous values in soils exceeding 0.5 ppm gold, and localized rock chip samples exceeding 3 ppm gold. Float and dump materials revealed by artisanal mining activities contain strong K-feldspar and muscovite alteration and mineralised veins contain quartz, pyrite and molybdenite.

- La Maria: The La Maria artisanal mine is located about 1.5 kilometres to the east of Gramalote Ridge. Mineralization can be traced over about 300 metres of northeast strike length, but is not well reflected by surface soil geochemical values. Values as high as 57 ppm gold are recorded in Kedahda underground rock sampling, but the structure is narrow and discontinuous. Limited bulk mineable potential is observed in the well-exposed stream cuts surrounding this target area.

- Las Monjas: This area is indicated by a series of artisanal workings located on Las Monjas hill, about 3 kilometres to the southwest of Gramalote Ridge. The area is covered by heavy vegetation and thick *in situ* saprolitic soils. Sampling of mineralised, potassically altered mine dump materials returned various multi-ppm gold values, and soil sampling returned spotty anomalous (more than 0.05 ppm) gold values contained within an approximately 750 by 750 metre area.

Drilling

Diamond drilling was initiated by Kedahda on the Gramalote property in February 2006. To date drill campaigns have included two completed rounds of diamond core drilling at Gramalote Ridge and one incipient round of scout drilling on the outlying target of Cristales. A third round of core drilling is presently underway at Gramalote Ridge.

Round one drilling at Gramalote Ridge was designed to test gold grade continuity and distribution to 200 metres depth by drilling scout-style holes at right-angles to structural corridors mapped and sampled during previous surface evaluation activities. A total of 1,727 metres of HQ and NQ core drilling were completed in seven holes, including in the Gramalote Ridge, El Retiro and El Mango areas. The following summarizes the Round 1 program.

The main Gramalote gold zone was shown by the drilling to contain appreciable intersections of potentially ore-grade material in holes 2, 5, 6 and 7, particularly in view of the preliminary bottle-roll test results, which confirm the anticipated high (88-96 %) gold recovery. The best intersections are 255 metres @ 1.16 g/tonne gold in hole 5 and 275 metres @ 1.20 g/tonne gold in hole 7, the latter including 62 metres averaging 2.40 g/tonne gold.

Based upon the positive results of Round 1 drilling, a second drill campaign was undertaken. Round 2 drilling encompassed a total of 9,379.4 metres of HQ-NQ-BQ (reduction as a result of ground conditions) drilling in thirty-one drill holes. Final drill spacing following Round 2 includes six east-west oriented drill fences, distributed from south to north at approximately 110 to 120 metre intervals. Drill hole spacing along the fences ranges from about 75 to 220 metres. Most holes were drilled from west-to-east and angled at negative 60 degrees from the horizontal. A seventh, sub-fence, including holes 34 and 37, brings drill spacing in the central portion of Gramalote Ridge to somewhat less than 100 by 100 metres. Based upon review of the drill plan and core, and the cross sections and analytical results, the following observations and conclusions should be noted.

- Results in various Round 2 holes sustained the grade and continuity of mineralization suggested in Round 1. Intersections including 380 metres at 1.06 ppm gold (hole 19), 172 metres at 2.68 ppm gold (hole 27) and 322 metres at 0.91 ppm gold (hole 34), all suggest potential bulk mineable grade continuity over significant (100 metre-plus) widths.

- Numerous holes sustained the highly structurally-controlled nature to mineralization at Gramalote Ridge, containing numerous 10+ metre intersections returning plus-ppm gold values, intercalated with intervals of low grade to barren material. For example, hole 12 contained four discrete intervals along its 256 metre length including; 10 metres @ 2.5 ppm gold, 32 metres @ 3.12 ppm gold, 16 metres @ 1.09 ppm gold and 48 metres @ 0.63 ppm gold. This style of gold distribution can be considered typical of the Gramalote Ridge area.

- Based upon projection of along-hole gold values onto a surface plan, the highest grade mineralization presently known at Gramalote Ridge, extends over an area of some 400 by 350 metres extending along a north-northwest oriented axis. The centre of the mineral system encompasses the Gramalote Ridge, La Cascada, Las Torres and El Retiro areas. Based upon drilling to date, mineralization is closed to the southwest and northeast. It remains broadly open to the west and northwest, into the area of the La Concha historic workings and rock and soil anomaly. Additionally, it remains partially open to the south and north along limited structural corridors of mineralization which persist and require further drilling for complete closure.

- The El Barzal area appears to be a target structurally separate from the main Gramalote system. Limited drilling and surface sampling confirm it consists of narrow (metre-scale) high-grade core structures hosted within lower-grade alteration halos. Intersections such as 52 metres @ 0.93 ppm gold (hole 14) and 246 metres @ 0.75 ppm gold (hole 25) indicate it forms an important satellite target requiring further definition. It remains open to the north and west.

Limited drilling has been completed on the Cristales target in the Gramalote property. At Cristales, 749.8 metres were completed in three holes in late 2006, as part of the Gramalote Ridge Round 2 drilling program. Hole CR-DDH-01 returned an upper section of 32 metres @ 0.41 ppm gold, with values as high as 2.8 ppm gold over a two metre interval. Mineralization was abruptly truncated in the lower section of the hole by post-mineral porphyry dykes. Hole CR-DDH-02 returned an upper section of 64 metres @ 0.54 ppm gold, with values as high as 3.6 ppm gold over a 2 metre interval. As with CR-DDH-01, mineralization appears abruptly truncated in the lower section of the hole. Hole CR-DDH-03 contained no significant mineralized intervals.

In general, drilling results at Cristales were significantly lower than results returned from previous surface sampling. This could be due to some degree of gold enrichment and "mushrooming" of residual gold, both commonly taking place in the near surface oxide zone of saprolitized soil profiles. Additionally, within the fresh rock profile, clear internal dilution by the late unmineralized porphyry dyke swarm has a negative effect on the overall composite gold grades. The alteration assemblage in the granodiorite at Cristales is observed to be significantly lower temperature (illite-smectite dominant) in comparison to the phyllic-potassic assemblage, with which higher gold grades are associated at Gramalote Ridge.

In order to better define the gold resources at the Gramalote property, Kedahda initiated a Round 3 drill program in August 2007. This program was initially planned for five infill holes in the La Cascada-Gramalote Ridge area and is currently still underway. Due to delays in sample permitting and transport, metallurgical testing did not initiate until late August 2007. Testing is still underway and as of the date of this prospectus results have not been made available.

Sampling and Analysis

Geochemical and analytical sampling at the Gramalote property consists of the collection of a total of 9,900 samples of all types. Based upon sampling method and target materials, four types of samples have been collected within the property: active stream sediment samples; soil samples; local and regional chip and channel rock samples from outcrop; and samples from diamond drill core.

(a) Approximately 277 active stream sediment samples have been collected within the Gramalote property by Kedahda These samples were collected in pre-selected second and third order drainages, a minimum of 80 metres upstream from confluence points with other drainages. A suitable site along the active channel was selected and materials were passed through a minus 200 mesh stainless steel sieves. The minus 200 mesh component and water was collected in heavy-gauge five litre plastic bags. A clay flocculent, "SuperFloc" was added and all suspended materials were allowed to settle. Water was decanted down to approximately 500 ml and the solid and remaining liquid portion of the sample was transferred to numbered, rigid, sealable one litre plastic containers. The samples were then inventoried, packed upright into wooden crates and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(b) In the absence of continuous outcrop exposure, approximately 2,853 grid-controlled and ridge-and-spur soil samples were collected in order to define the limits of the mineralized systems at the Gramalote property. Two-to-three kilogram bulk samples were collected with Dutch-style soil augers at between one and three metres depth in order to collect *in situ* C-horizon saprolite. This collecting technique avoids surficial transported materials and overburden (ash, organic cover) and surficial residual gold enrichment and dispersion effects, producing results approximating those of the grade of unweathered bedrock mineralization, wherever present. The samples were then inventoried, packed into sacks and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Samples were prepared (crushed, pulped, split and pulped) in bulk (not screened) and analysed by standard assay techniques.

(c) Approximately 1,384 chip and channel rock samples have been collected at the Gramalote property by Kedahda Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralised structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), five kilograms or more of material were generally allowed to fall upon a clean plastic sheet spread in front of the out crop. The samples were then inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(d) Samples collected from diamond drill core at the Gramalote property were collected after the core was boxed, measured, had the recovery per drilled interval calculated, and was logged for geological, mineralogical and alteration features by a supervising geologist. Due to the bulk mineable nature of the target, Kedahda decided to sample core at consistent two metre intervals throughout. Core for individual holes was measured and two metre samples intervals were laid out along the cores entire length. The core was cut using a diamond core saw and approximately 50% of the core for each interval was randomly selected and sealed into number plastic sample bags. Samples were later inventoried and shipped to ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

For every series of 25 samples of any type collected one sample is duplicated, and one commercially purchased standard and one proven blank, are inserted. Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Kedahda were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 0.10 to 3.0 ppm gold are used, and are thought to be highly reliable in their advertised gold contents. For blanks, Kedahda used clean, fine-grained quartz-arenite sandstone, available in large volume from rock quarries near Bogota. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex Laboratories (Bogota) at the request of Kedahda Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analysed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Kedahda.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Kedahda's in-house Geochemical Database Administrator (a professional geologist) in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

Mineral Processing & Metallurgical Testing

Two preliminary investigations of the metallurgy of mineralization at the Gramalote property have been undertaken to date by Kedahda, the first of these at SGS Lakefield Research, Santiago, Chile, the second at Knapps, Cassiday and Associates, Reno, Nevada.

SGS Lakefield Research S.A., Santiago, Chile: In early 2004, samples of sulphide-bearing, (*i.e.* no weathering\supergene oxide content) altered\mineralised materials were collected from five artisanal mine dumps\underground workings distributed around Gramalote Ridge. Six samples of six kilograms each, were collected at each locality, for a total of 30 samples. These samples were washed, described and analysed for gold. Based upon the analytical results, ten samples covering a range of gold grades, were selected for metallurgical test work and sent to SGS Lakefield in Santiago. Samples were prepared and subject to Orientation Bottle Roll Testing, in order to determine the cyanide soluble gold content from each sample, as follows:

- Samples were prepared via crushing and pulping to 100% -200 mesh
- One kilogram of pulverised material was used for leaching
- Total solution volume of 1.5 litres
- Leach time of 24 hours
- Natural aeration
- Initial Sodium Cyanide concentration of 0.5 g/litre
- pH of 10.5 (controlled by the addition of lime)

Following 48 hours of leaching, the leached pulp was filtered, washed and dried at 80° C, and analysed for gold. Total gold recovery was calculated based upon mass balance between the original head grade and the grade of the leached pulp. Gold recoveries ranged between 81 and 97%.

Based upon these results, it was concluded that relatively high levels of gold can be leached from mineralised, fresh (sulphide-bearing) materials from artisanal workings at Gramalote Ridge which have been ground to 100% minus 200 mesh, using standard cyanide-based leaching techniques.

Knapps, Cassiday and Associates, Reno, Nevada: In August 2007, upon the completion of tunneling and Round 2 diamond drilling at Gramalote Ridge, Kedahda sent four composite samples for 1 inch crush and 2 inch crush materials from core and underground excavations to Knapps, Cassiday and Associates for metallurgical column leach testing. The principal objective of this second series of tests was to verify the response of coarse crush material (1/2 inch, 1 inch, 2 inch) to cyanide leaching under a standard heap leach-type scenario. Additional test work, including carbon in pulp agitation and gravity gold recovery, is also being completed. Results for this work are expected in late 2007.

Further Exploration and Development

Despite widespread historic through to modern-day gold production, the Gramalote property region is, from a present-day standpoint, essentially unexplored with respect to gold and other metals. Exploration conducted by AngloGold has outlined an important and potentially significant gold mineralization contained within the Gramalote property. This mineralization may be considered in three forms: the advanced phase, drill-explored area immediately surrounding Gramalote Ridge; the various early phase outlying targets identified within an approximately five kilometre radius of Gramalote Ridge; and additional rock and stream sediment sample-supported targets which can be inferred from first-pass reconnaissance work completed in parallel with the advanced phase activities.

With respect to Gramalote Ridge, AngloGold's surface exploration and drilling program have successfully outlined a significant gold system extending over an area of somewhat more that one square kilometre, centered about Gramalote Ridge. Mineralization is contained within numerous tens-of-metres scale, structurally-related corridors which commonly contain gold grades exceeding 1 ppm. The widespread nature of mineralization, grade and topographic disposition lend a clear large-tonnage, bulk-mineable potential to this intrusion-related gold system. Infill drilling, metallurgical testing and preliminary block modeling and resource calculations, are presently underway.

Initial indications suggest that various targets, including La Concha, La Trinidad, El Limon, Cristales and La Malasia among others, form satellite and outlying extensions to the Gramalote Ridge structural and alteration model, and could develop into important or even stand-alone targets in their own right. Many of the outlying targets are considered ready for scout-style diamond drilling programs.

The style of mineralization observed within the Gramalote property, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that the Gramalote property is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, it is concluded that numerous additional strong gold anomalies exist within the Gramalote property area which deserve additional definition via prospecting and grid-based rock and soil sampling.

At present, a business plan and time line for the pre-feasibility period is underway at the Gramalote property, which includes US$11.5 million in expenditures at Gramalote Ridge and surroundings. Infill and satellite drilling, metallurgical testing, geotechnical studies, resource modeling and surface tenement and access rights will be the primary focus of these expenditures.

Quebradona Property

Property Description and Location

The Quebradona property is located within the municipalities of Jerico and Tamesis, Department of Antioquia, Republic of Colombia, approximately 220 kilometres northwest of the Colombian capital of Bogota and approximately 60 kilometres south-southwest of Medellin, the regional capital of the Department of Antioquia.

The Quebradona project area consists of 22,191.61 hectares of contiguous mineral concession contracts and applications solicited from and granted by the Antioquia Delegation to Kedahda and to Avasca Ventures Ltd. ("**Avasca**"), indirectly a wholly-owned subsidiary of AARI. As described below, the claim blocks presently include two granted concession contracts totalling 9,695.72 hectares, five areas totalling 7,246.33 hectares declared to be "free areas" available to Kedahda for concession contracting purposes by the Antioquia Delegation, and four concession applications awaiting response from the

Antioquia Delegation as to "free area" status, totalling 5,249.56 hectares. The entire area of the claim blocks is located within a 37,500 square hectare area of interest, which defines the Quebradona property area for the purposes of the Colombia JV Agreement between AngloGold, Kedahda, AARI and the Company. The Colombia JV Agreement specifies that the Company may earn a 51% interest in the titles by carrying all property and exploration costs and performing 3,000 metres of exploration drilling on the Quebradona Property within a two year period that commenced on March 6, 2006.

Under Colombian mining law, a concession contract consists of exploration and exploitation terms. The exploration term, once the contract is registered, is three years, renewable for an additional two years and afterwards can be converted to an exploitation term. The total period for the concession contract, both exploration and exploitation, is 30 years, renewable for an additional 30 years. See "*The Colombian Properties – Mining Industry*".

Officially registered concession contracts require payment of an inscription and subsequent annual claim fee of US$14,000 due to Ingeominas (the Colombian Geological and Mining Institute), a division of the Colombian Ministry of Mines. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

Kedahda and the Company are working on obtaining surface access agreements with the property owners in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

The Quebradona property has not been the subject of any known mineral production activities and is not subject to any known environmental liabilities. The proposed exploration program described below under "Further Exploration and Development" includes diamond drilling, which will require the approval of the Colombian regional environmental authorities. The Company has not yet been obtained this approval.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Quebradona property is by gravel roads from the town of Jerico, which connect a relatively dense rural farm population to various nearby over 5,000 person population centres. The project is located approximately seven kilometres southeast of the town of Jerico, Antioquia. A major city, Medellin, with a population of approximately two million people, is located 60 kilometres to the northeast and is situated within three and one half hours highway travel time from the Quebradona property. Based upon a Colombian entry point at the nation's capital in Bogota, the Quebradona property may be accessed by a one hour flight from Bogota to Medellin, travelling overland along paved highways from Medellin via the towns of Amaga and Bolombolo to the town of Jerico, and then along gravel roads from Jerico to various portions of the Quebradona property.

Water, power and labour are readily available to the Quebradona property site. Local labour is not trained in exploration and mining, indicating the need to provide training and import qualified personnel. All requirements (personnel, equipment, contractors) for project exploration and development may be purchased or leased out of Jerico or Medellin.

The Quebradona property overlooks the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera. The topographic expression of the region is steep and characterized by high-relief, vegetated mountains and steeply incised active drainages. Elevations are highly variable ranging from approximately 800 metres above sea level along the Cauca River valley to the east, to approximately 3,000 metres over the peaks surrounding the Quebradona area. The elevation at the Quebradona property area ranges from about 1,700 to 2,500 metres above sea level.

Climatically, the region is tropical to sub-tropical, with daytime temperatures throughout the year averaging in the 20°C range. The climate is humid, being somewhat more so during rainier seasons of March to May and September to December. Rainfall is typically between 300 and 500 millimetres per year. Natural vegetation is dominated by lush, low-growth Andean forest, mostly preserved along the course and headwaters of the natural drainages. Approximately 70% of the area including and surrounding the Quebradona property has been cleared for agricultural purposes, including primarily commercial coffee and subsistence food crops such as plantain and manioc, and for cattle grazing.

History

The Quebradona property and the various minerals contained within the mineral tenement are considered new mineral discoveries, revealed during regional prospecting and stream sediment reconnaissance completed by Kedahda during exploration activities in 2004. See "*Exploration*" below. The area has no known history of mineral exploration or exploitation. Kedahda undertook surface evaluation of the region beginning in August 2004 and completed two phases of initial reconnaissance exploration. Since completion of the Colombia JV Agreement, the Company has undertaken an additional ongoing phase of surface evaluation.

Geological Setting

The Quebradona property is located along the eastern margin of Colombia's physiographic Western Cordillera. The region is underlain by a highly complex basement known as the Romeral terrane, which may be characterized as a tectonic mélange. The basement is comprised of Mesozoic-aged volcanics and sediments accreted in Andean paleo-continental margin units. These are overlain by Oligecene sediments and the Miocene Combia Formation.

The Combia Formation is dominated by two main units: i) a lower sequence of massive, compact magnetic basaltic-andesite flow rocks; and ii) an upper finer-to-medium grained pyroclastic unit of generally bas-andesitic to andesitic composition. Lithic fragments comprise up to 40% of the pyroclastic rocks. Primary mafic phases include hornblende and magnetite. The Combia Formation is extensively hydrothermally altered and locally exhibits hornfelsed in proximity to altered and mineralised diorite and hypabyssal porphyry intrusives.

The fine-grained or "micro"-diorites are compact, massive and holocrystalline. They contain abundant primary biotite (to 10%) and average 2% magnetite. They are well fractured and exhibit hydrothermal alteration ranging from generally propylitic (epidote-pyrite) to locally phyllic (sericite-quartz-pyrite). Hydrothermal alteration cuts the diorite bodies and is generally controlled along structural corridors.

The hypabyssal porphyry suite at Quebradona is comprised of at least three porphyry types, including relatively earlier diorite and quartz diorite porphyries, characterised by sparse plagioclase phenocrysts in a finer-grained holocrystalline matrix, containing up to 5% euhedral biotite with or without hornblende and strong, mineralised, porphyry-related alteration assemblages. These porphyries, cut to fine-grained biotite diorite suite, are in turn cut by later, relatively unaltered hornblende-rich porphyries. Additional minor porphyry dykes are observed cutting the volcanic sequence and the micro-diorites. They are of similar composition to the larger hypabyssal porphyry bodies.

The most prominent structural trend at Quebradona is northeast, as illustrated by shearing observed along northeast-oriented sectors of the Quebradona and other creeks transecting the area. Field mapping indicates the rocks in the area are highly fractured, and strong northeast and northwest subvertical tendencies are noted in fractures which exhibit strong, coincident hydrothermal alteration halos. The structural architecture of the Romeral fault system beneath the Combia Formation is implied by the north-south alignment of hypabyssal porphyry bodies mapped immediately to the north of the prospect. The known Quebradona prospects are all located within a relative topographic depression contained within an approximately six square kilometres semi-circular structure (interpreted to be caldera) within Combia Formation volcanic rocks.

The Quebradona property is vegetated by native Andean forest, grassy cattle pastureland or secondary ferny scrub growth. Natural outcrop is sparse and is limited to road cuts, mule and walking paths and steeply incised active drainages. Tropical to semi-tropical oxidation and weathering at surface masks the original bedrock texture and mineralogy in many outcrops. In many instances; however, texture, mineralogy and alteration assemblages can be interpreted or inferred for mapping and geochemical sampling purposes.

Mineralization

The property is underlain by volcanic rocks belonging to the Combia Formation. The Combia volcanics are cut by numerous intrusive bodies including fine-grained diorites, and hypabyssal porphyritic stocks and dykes of dioritic to granodioritic composition, contained within an approximately six kilometre diameter circular structure which can be interpreted as a volcanic caldera. The gold and copper mineralization at Quebradona is of the gold-rich porphyry-type. It is observed in various occurrences at a district-scale, intimately linked with the magmatic and hydrothermal evolution of the hypabyssal porphyry suite cutting the Combia Formation volcanic sequence.

The Quebradona property is surrounded by a kilometre-scale propylitic (chlorite-epidote-carbonate-quartz-pyrite) alteration halo which intensifies inwards to a series of topographically prominent alteration centres which range from dominantly potassic (A-veining, disseminated magnetite and magnetite veining, K-spar with or without biotite) to intensely fractured and stockworked ("D-type" or "phyllic" with sericite-illite-pyrite with or without tourmaline) alteration zones. Surface exploration, including geological and alteration mapping, and outcrop and soil sampling, has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in at least five distinct target areas within the Quebradona property, including La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor.

At La Aurora, rock samples from two early-mineral porphyry bodies, La Mama and La Isla, contain strong potassic alteration and strong quartz magnetite stockwork. The stockwork continues into the surrounding andesites. At La Mama, values averaging approximately 1.5 ppm gold have been returned in discontinuous chip, channel and panel samples over an area of some 240 by 200 metres, surrounded by values averaging approximately 0.5 ppm gold over an area of nearly 700 by 350 metres. At La Isla, values averaging approximately 1.5 ppm gold are observed over an area of approximately 100 by 100 metres, surrounded by values averaging about 0.65 ppm gold over an area of some 320 by 160 metres. A low-grade, late, horneblende-diorite porphyry separates these occurrences.

At La Isabela, a 60 to 70 metre wide northeast striking structural corridor within Combia volcanic rocks contains potassic alteration and weak quartz magnetite stockwork overprinted by sheeted D-veining. Channel sampling within this corridor has produced segments of significant mineralization in continuous panel sampling, including 19.9 metres grading 3.15 ppm gold, 9.5 metres grading 1.6 ppm gold and 16.5 metres grading 0.45 ppm gold. The surface anomaly is coincident with a northeast-striking zone of magnetite-destructive alteration, and may be on the flank of a shallow, strongly magnetic, circular intrusive body located immediately to the east-southeast.

At La Sola, surface rock sampling indicates that outcropping mineralization is centered upon a small apophasis of diorite porphyry hosted within a thickly-bedded, northwest-striking andesite flow. Grades ranging from 0.447 to 2.02 ppm gold are contained within an approximately 100 by 100 metre area, coincident with moderate intensity quartz magnetite stockwork and potassic alteration. A halo of lower grade values ranging from 0.263 to 0.485 ppm gold extends into the andesitic volcanic rocks over a 250 by 250 metre area, where weak potassic alteration is overprinted by propylitic alteration.

At El Chaquiro, an intense phyllic alteration zone, mostly hosted within basaltic and andesite flows of the Combia Formation, measures some 2.5 kilometres east-west by 2.0 kilometres north-south. The zone is characterised by anomalous rock sample gold values up to 0.398 ppm, with numerous values in the 0.1 to 0.2 ppm range. Along the periphery of the phyllic zone, various structurally-controlled D-veins (strong quartz-sericite-pyrite alteration) return gold values exceeding 1 ppm, with a maximum value of 5.2 ppm gold over a 20 centimetre wide structure being recorded. A small apophasis of potassicly altered diorite porphyry returned gold values as high as 0.556 ppm gold.

At El Tenedor, surface rock sampling in diorite porphyry indicates that anomalous gold values, ranging from 0.148 to 0.498 ppm, are tightly clustered over an area of 300 by 300 metres. Although high-temperature potassic alteration and quartz magnetic stockwork are well developed, gold values are comparatively low. Economic gold mineralization at El Tenedor may be mostly eroded off or alternatively never developed to economic levels.

Exploration

Essentially two phases of target identification and evaluation have been completed on the Quebradona property, initially by Kedahda and subsequently by the Company. These activities included regional reconnaissance and target identification and first-phase follow-up and target definition by Kedahda and second phase in-fill reconnaissance and target identification followed by detailed surface target definition by the Company.

All of the exploration work to date on the Quebradona property has been carried out by Kedadha's and the Company's technical personnel. All data was collected under the supervision of professional senior-level geologists utilizing generally accepted exploration standards and the resulting information is believed to be reliable.

Regional reconnaissance and target identification was initiated by Kedahda in August 2004 and included regional stream sediment sampling and prospecting. Map-based drainage basin analysis was completed, identifying basin areas not greater than five square kilometres for sampling. Two hundred forty minus 200 mesh stream sediment samples were collected over an area of approximately 375 square kilometres, including samples within and immediately surrounding the Quebradona property. Prospecting coincident with stream sediment sampling identified float materials which led to the discovery of the intense phyllic alteration zones at El Chaquiro, and 71 chip and channel samples were collected from outcrops within this target area. Based upon the results of previous exploration, Kedahda initiated follow-up target definition activities at El Chaquiro. Exploration activities at El Chaquiro included a 1:1,000 scale geological and alteration mapping of the prospect area, detailed structural mapping focusing upon fracture density, type and distribution and the collection of an additional 79 rock chip, channel and panel samples.

Based upon Kedahda's surface definition work, the El Chaquiro phyllic alteration zone, mostly hosted within basaltic and andesite flows of the Combia Formation, measures some 2.5 kilometres east-west by 2.0 kilometres north-south. The zone is characterised by anomalous gold values up to 0.398 ppm, with numerous values in the 0.1 to 0.2 ppm range, in strongly fractured and phyllic-altered volcanic rock. Coincidentally anomalous copper (to 500 ppm) and molybdenum (locally exceeding 100 ppm) values correlate with gold, and were noted to increase with topographic depth along the drainages. Along the periphery of the phyllic zone, various structurally-controlled D-veins returned gold values exceeding 1 ppm, with a maximum value of 5.2 ppm gold over a 20 centimetre structure. The small exposed apophasis of topographically recessed potassically altered diorite returned gold values as high as 0.556 ppm gold (with 723 ppm copper). Based upon porphyry gold models such apophasis are potentially indicators of near proximity to larger, economically important porphyry-style mineralization. Fracture density mapping suggests the potential presence of various mineralizing centres within the phyllic zone.

Bema initiated field work on the Quebradona property in August 2006. Bema collected an additional 12 reconnaissance samples at El Chaquiro and initiated a second phase of regional reconnaissance in September 2006, including in-fill stream sediment sampling and prospecting focussed upon an approximately five kilometre radius of the El Chaquiro target. Additional, high-density drainage basin analysis was completed and 192 stream sediment samples were collected over and area of approximately 150 square kilometres. Prospecting coincident with stream sediment sampling and additional follow-up work identified float materials and outcrops of altered and mineralized materials and led to the discovery of the La Aurora, La Isabela, La Sola and El Tenedor targets.

Based upon the results of high-density stream sediment sampling and follow-up prospecting, the Company initiated systematic evaluation of what it considered to be the Quebradona property's highest priority anomalies, as listed above. To date the following work has been completed, and results obtained, from each of these four target areas.

La Aurora. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area, the collection of 154 grid-based soil samples and the collection of 276 rock chip, channel and panel samples. Based upon the Company's surface definition work, and rock and soil sample database at La Isabela, potentially economic gold (with or without copper) mineralization is contained within an area of approximately 750 by 750 metres, with the best surface grades at La Mama and La Isla. At La Mama, values averaging 1.5 ppm gold are observed in discontinuous chip, channel and panel samples over an area of 240 by 200 metres, surrounded by values averaging approximately 0.500 ppm gold over an area of approximately 700 by 350 metres. At La Isla, values averaging approximately 1.2 ppm gold are observed over an area of about 100 by 100 metres, surrounded by values averaging about 0.65 ppm gold over an area of approximately 320 by 160 metres. Both anomalies remain open to the south and southeast where sampling to date is limited.

La Isabela. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area, an approximately two line kilometres ground-based magnetometer survey with data processing and interpretation, the collection of 136 rock chip, channel and panel samples and the collection of 322 grid-based soil samples collected at one metre depth on 50 metre centres over an area of approximately 1000 by 1000 metres.

The Company's surface rock sampling indicates that outcropping mineralization is contained within a northeast-striking corridor measuring some 60 to 70 metres in width which has been traced along a northeast strike. Channel sampling in road cuts within this corridor has produced segments of significant mineralization in continuous panel sampling, including 19.9 metres grading 3.15 ppm gold, 9.5 metres grading 1.6 ppm gold and 16.5 metres grading 0.45 ppm gold. Grid-based soil sampling completely blanketing and surrounding the area of outcrop sampling, returned anomalous gold values over an area of about 400 by 200 metres, oriented along a northeast axis. Based upon the soil results, the surface anomaly is closed in all directions. The ground magnetic survey indicated that the soil anomaly is coincident with a northeast-striking zone of moderate magnetite-destructive alteration, and may be on the flank of a shallow, strongly magnetic, circular intrusive (porphyry) body located immediately to the east-southeast. A northwest-striking system of magnetic dykes appears to emanate from the inferred porphyry body.

La Sola. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area, the collection of 43 rock chip, channel and panel samples and the collection of 140 soil samples collected at one metre depth on 100 metre centres over an area of approximately 2,000 by 1,000 metres. Grades ranging from 0.447 to 2.020 ppm gold are contained within an approximately 100 by 100 metre area, coincident with moderate intensity A- and M-veining and potassic alteration. A halo of lower grade values ranging from 0.263 to 0.485 ppm gold extends into the andesitic volcanic rocks over a 250 by 250 metre area, where weak potassic alteration is overprinted by propylitic alteration. Soil sampling returned anomalous gold values over a 550 by 250 metre area which indicates that mineralization trends roughly northwest-southeast, coincident with the strike of volcanic units and specifically, the andesite flow.

El Tenedor. The Company has completed a 1:1,000 scale geological and alteration mapping of the prospect area , the collection of 141 rock chip, channel and panel samples and the collection of 220 soil samples collected at one metre depth average 100 metre centres over an area of approximately 2,000 metres east-west by 1,400 metres north-south. The Company's surface rock sampling indicates that anomalous gold values in outcrop are tightly clustered over an area of some 300 by 300 metres, coincident with the El Tenedor diorite porphyry. Although high-temperature potassic alteration and A- and M-veining are well developed, gold values are comparatively low, ranging from 0.148 to 0.498 ppm gold in a restricted 100 square metre area. The majority of the rock sample values are below 0.4 ppm gold. Zones with highest-temperature (calcic) alteration and quartz-chalcopyrite veining return less than 0.1 ppm gold values. These results are also reflected in soil sampling where generally less than 0.3 ppm gold values are also tightly restricted to the diorite porphyry and drop off rapidly less than 0.1 ppm gold values related to propylitic alteration of the fine-grained diorite and Combia Formation volcanic country rocks which host the porphyry plug. The anomaly appears closed in all directions. Based upon observations derived from geological and geochemical data and mineralization\alteration patterns, it would appear that if economic porphyry-style gold mineralization existed at El Tenedor, it has been mostly eroded off.

Sampling and Analysis

Geochemical sampling at the Quebradona property consists of the collection of a total of 2,200 samples of all types. Based upon sampling method and target materials, three types of samples have been collected within the property: active stream sediment samples, chip and channel rock samples and soil samples.

(a) Approximately 434 active stream sediment samples have been collected at the Quebradona property by Kedahda and the Company. These samples were collected in pre-selected second and third order drainages, a minimum of 80 metres upstream from confluence points with other drainages. A suitable site along the active channel was selected and materials were passed through a minus 200 mesh stainless steel sieves. The minus 200 mesh component and water was collected in heavy-gauge five litre plastic bags. A clay flocculent, "SuperFloc" was added and all suspended materials were allowed to settle. Water was decanted down to approximately 500 millilitres and the solid and remaining liquid portion of the sample was transferred to numbered, rigid, sealable one litre plastic containers. The samples were then inventoried, packed upright into wooden crates and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(b) Approximately 930 chip and channel rock samples have been collected at the Quebradona property by Kedahda and the Company. Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralized structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), three to five kilograms of material were generally allowed to fall upon a clean plastic sheet spread in front of the out crop. The samples were then inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(c) In the absence of continuous outcrop exposure, approximately 860 grid-controlled and ridge-and-spur soil samples were collected by the Company in order to define the limits of the mineralized systems at Quebradona. One-to-two kilogram bulk samples were collected with Dutch-style soil augers at between one and three metres depth in order to collect *in situ* C-horizon saprolite. This collecting technique avoids surficial transported materials and overburden (ash, organic cover) and surficial residual gold enrichment and dispersion effects, producing results approximating those of the grade of unweathered bedrock mineralization, wherever present. The samples were then inventoried, packed into sacks and shipped to ALS Chemex Laboratories (Bogota) for drying and preparation. Samples were prepared (crushed, pulped, split and pulped) in bulk (not screened) and analyzed by standard assay techniques.

Based upon the observations regarding the strength and style of alteration and mineralization at the Quebradona property and the quality assurance and quality control procedures and check sampling programs utilized by both Kedahda and the Company, sample results obtained by these companies appear to be reliable and accurate. Surface sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling.

For every series of 25 samples of any type collected one sample is duplicated, and one commercially purchased standard and one proven blank inserted. Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Kedahda were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 0.10 to 3.0 ppm gold are used, and are thought to be high reliable in their advertised gold contents. For blanks, Kedahda used clean, fine-grained quartz-arenite sandstone, available in large volume from rock quarries near Bogota. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by ALS Chemex Laboratories at the request of Kedahda Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analyzed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Kedahda.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Kedahda's in-house Geochemical Database Administrator a professional geologist in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

Further Exploration and Development

The Quebradona property contains at least five early-phase exploration target areas, as defined by surficial exploration by Kedahda and the Company to date. These include, in priority order based upon results to date: La Aurora; La Isabela; La Sola; El Chaquiro; and El Tenedor. Based upon geologic setting, and observed lithological, alteration and mineralization parameters, the exploration targets at the Quebradona property are of the gold or gold and copper-rich porphyry-type. They are potentially large-tonnage, low-grade deposit types which may be amenable to open-pit mining and bulk-tonnage beneficiation techniques.

As a result of the significant surface gold geochemistry outlined at the La Aurora zone, the Company plans to carry out a stage one drilling program at an estimated cost of US$1.75 million, consisting of (i) 2,500 metres diamond drilling to test the porphyry gold potential of the La Mama and La Isla anomalies; (ii) a 1,000 metre diamond drill program at the La Isabela zone and to test the structurally-controlled surface gold mineralization as well as the porphyry gold potential at depth as suggested by the magnetometry anomaly; (iii) a 1,000 metre diamond drill program at the La Sola zone to test the continuity and depth potential for porphyry gold mineralization; and (iv) more surface work at EL Chaquiro, including geological mapping, sampling and geophysics and 500 metres of diamond drilling to test geophysical targets. This program will be followed by a stage two 20,000 metre diamond drill program at an estimated cost of US$10.25 million, including metallurgical tests and surface land acquisition. Upon favourable results, a stage three drill program at an estimated cost of US$10.5 million, including an additional 20,000 metres of diamond drilling, metallurgical tests and surface land acquisition will be conducted.

Miraflores Property

Property Description and Location

The Miraflores property is located within the municipality of Quinchia, Department of Risaralda, Republic of Colombia, approximately 190 kilometres west-northwest of the Colombian capital of Bogota and, approximately 55 kilometres north of Pereira, the regional capital of the Department of Risaralda.

The Miraflores property consists primarily of one granted exploitation license totalling 124.09 hectares. Kedahda is proceeding to obtain a concession contracting totaling 20.94 hectares. The entire area of the claim is located within a 37,500 square hectare area of interest, which defines the Miraflores property for the purposes of the Colombia JV Agreement.

The exploitation license was granted to the Asociacionde Mineros de Miraflores ("AMM") by the Colombia Ministry of Mines in 1987 and the exploitation license has a thirty year term from the time of grant. The exploitation contract was extended for a term of 15 years in 2003 and is currently valid until October 13, 2018.

The contract rights are presently under an option granted by the AMM to Kedahda. According to the option agreement executed April 25, 2005, Kedahda has the right to earn 100% interest in the exploitation license by making a series of staged cash payments totalling approximately US$3,830,000 to the AMM over a period of five years from the date of execution. The option agreement is presently in good standing. The exploitation contract is one of the interests that is included under the Colombia JV Agreement. See "*Business of the Company – Interest in Principal Properties*".

The exploitation license does not require payment of any annual claim fees but is subject to a royalty of 4% of gross value of gold and silver production. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of gross value of gold and silver production. Because the exploitation contract was signed under previous legislation, the Company has the obligation to pay the existing royalty and an additional 4% royalty. The Company has applied for a new exploitation contract, which would result in a reduction in the total royalty to 4% if granted. Once officially registered, an exploration contract requires an inscription and subsequent annual claim payment fees of US$146.79 due to Ingeominas.

Kedahda and the Company have secured surface access agreements with the property owner in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

The Miraflores property has been the subject of ongoing artisanal mineral production activities, however, it is not subject to any known pending or outstanding environmental liabilities related to the exploitation license. Regardless, should environmental liabilities exist, the agreement between Kedahda and AMM specifies that such liabilities will remain the responsibility of AMM. The proposed exploration program described below under "Further Exploration and Development" includes diamond drilling, which requires the approval of the Colombian regional environmental authorities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Miraflores property is by gravel roads that connect a relatively dense rural farm population to various nearby over 10,000 person population centres, including the towns of Quinchia, Rio Sucio and Anserma. Various mid-sized cities, including Manizales, Pereira and Armenia are located within a two hour drive of the Miraflores property. The Miraflores property is located approximately seven kilometres south-southeast of the town of Quinchia, Risaralda. The Miraflores property may be accessed by a one hour flight from Bogota to Pereira (or Manizales or Armenia), travelling overland along paved highways from Pereira via the town of Anserma to the town of Quinchia, and then along gravel roads from Quinchia to various portions of the Miraflores property.

Water, power and labour are readily available to the Miraflores property site. Local labour is not trained in exploration and mining, indicating a need to provide training and import qualified personnel. All requirements (personnel, equipment and contractors) for project exploration and development may be purchased or leased out of Quinchia, Anserma or Rio Sucio. Heavy equipment and diamond drills may be contracted for out of Manizales, Medellin or Bogota.

The Miraflores property overlooks the Cauca River valley, along the eastern margin of Colombia's physiographic Western Cordillera. The topographic expression of the region is steep and, characterized by high-relief, vegetated mountains and steeply incised active drainages. Elevations are highly variable ranging from approximately 800 metres above sea level along the Cauca River valley to the east, to approximately 2,800 metre mountain peaks of a surrounding the Miraflores property. The elevation at the Miraflores property ranges from 1,000 to 1,500 metres above sea level.

Climatically, the region is tropical to sub-tropical, with daytime temperatures throughout the year averaging in the range of 20 to 24°C. The climate is humid, being somewhat more so during rainier seasons of March to May and September to December. Rainfall is typically between 900 and 3,000 millimetres per year. Natural vegetation is dominated by lush, low-growth Andean forest, mostly preserved along the course and headwaters of the natural drainages. Approximately 70% of the area including and surrounding the Miraflores property has been cleared for agricultural purposes, including primarily commercial coffee and subsistence food crops such as plantain and manioc.

Economically, the town of Quinchia, and the Miraflores area, may be characterised as rustic and rural. Agricultural activities dominated by coffee and mixed-crop farming are principle sources of sustenance and income. Small-scale, artisanal gold mining is important in various areas such as Miraflores, El Chuscal and Quinchia.

History

The Miraflores property forms part of a pre-Colombian to modern-day artisanal gold mining district which extends from Anserma in the south to Rio Sucio in the north. Production on an artisanal level has been more or less continuous throughout the region through to modern times. Artisanal gold production was most significant from the Miraflores mines during the 1950s. Interest was renewed in the area in the late 1970s, likely due to the increase in world gold price, and culminated in the 1980s with the formation of the artisanal mining cooperative, the AMM. Activity has been relatively consistent since this time, ebbing and flowing with fluctuations in the price of gold.

With respect to modern exploration and development, the mines at Miraflores have drawn the attention of various foreign-financed exploration companies since the mid 1990s, when Canadian junior companies such as Gran Colombia Resources Inc. and Sur American Gold Inc. reviewed the property and staked claims in the surrounding area. The most serious foreign-company review of the prospect was undertaken in 1997 by T.V.X. Mineria de Colombia, a subsidiary of the then Canadian mid-tier gold producer T.V.X. Gold Inc. ("**TVX**"). Although TVX apparently arrived at an agreement with the AMM, the social situation in the area during the 1990's did not lend itself to a secure exploration environment and no in-depth exploration was completed by TVX.

TVX completed various field visits to the Quinchia district between 1994 and 1997. Work completed was initially of a reconnaissance nature, culminating in a detailed sampling exercise of some of the adits and cross cuts at Miraflores. TVX established approximately 850 hectares in claims peripheral to the Miraflores property, covering some of the targets mentioned above, but did no further reconnaissance work.

In early 1997, as a result of ongoing conversations with the approximately 300 members of the AMM, TVX reached an agreement that permitted them to do an initial semi-detailed sampling of the principal adit at Miraflores. With the generally depressed gold market conditions of the late 1990's and the uncertain social conditions which prevailed throughout Colombia at the time, TVX decided to abandon its Colombian activities and, in 1998, discontinued formal operations. TVX completed no further work in the Quinchia district.

In 1998, a plan was conceived by the Colombia Ministry of Mines to investigate the technical and development capabilities of various Colombian artisanal gold mining districts. The Miraflores mine area was chosen for investigation which was initiated in 1999 and resulted in a comprehensive technical report in 2000. Ingeominas defined a five square kilometre study area with the known Miraflores mineralization in the centre of the area. Numerous geological, geochemical and geophysical investigations were undertaken. Ingeominas concluded that the Miraflores mine area was contained within a polylithologic out\subcropping breccia "pipe" over an approximately 5.2 hectare area. Ingeominas geochemical analyses suggested the breccia contains "disseminated" values averaging 0.7 g/tonne gold, while values in the fault-veins ranged from 0.2 to 429 g/tonne gold. Silver-to-gold ratios ranged from about 0.7 to 3:1.

In 2000, the Colombian government's geological division, Ingeominas, recognizing the apparent mineral potential of the prospect, with the permission of the AMM, undertook a series of technical studies at the Miraflores property, which included geological mapping, geochemical and geophysical studies, and resource studies.

In order to further evaluate the geological and economic potential at Miraflores, Ingeominas was advised by their geologist to conduct an additional 100 metres of underground development with sampling, and 650 metres of diamond drilling in five holes. However, this work was not completed and Ingeominas conducted no further work at the Miraflores property after 2000.

In 2005, Kedahda entered into an exploration agreement with the AMM, and exploration by Kedahda and the Company has been ongoing.

Geological Setting

The Miraflores property is located along the east-west margin of Colombia's physiographic Western Cordillera. The region is underlain by a highly complex basement known as Romeral Terrane, which may be characterized as tectonic mélange. The bedrock geology of the Miraflores property and surrounding area is discussed below under two headings, lithology and structural geology.

Lithology: The Miraflores property and surrounding area is underlain by four principal rock units. These include: (i) a basement complex consisting of mafic and ultramafic oceanic volcanic rocks and granitoid intrusive rocks belonging to the Romeral terrane; (ii) stratified clastic sedimentary rocks of the Amaga Formation; (iii) bas-andesitic through felsic volcanic and pyroclastic rocks of the Combia Formation; and (iv) dioritic to monzonitic hypabyssal porphyritic intrusive rocks.

(a) Romeral Terrane: Romeral terrane rocks form a tectonically disrupted basement complex at Miraflores, and the Miraflores breccia and mineralization is entirely developed within Romeral terrane rocks. Except within the artisanal workings, fresh outcrops are relatively rare. Where observed, they form isolated fine-grained packages of mafic oceanic igneous rocks, including basalt, diabase and micro-gabbro, locally interstratified with fine-grained pelagic sediments. Bedding features are difficult to ascertain in outcrop due to tectonic disruption, weathering and poor exposure, although pillow structures and auto-brecciation are occasionally observed, as are amygduales containing zeolites, epidote and chlorite. In the proximity to hypabyssal porphyritic rocks, the basement mafic lithologies are variably hornfelsed, fractured, veined and hydrothermally altered. Intrusion-induced fracturing and veining occurs in dense stockworks with quartz and magnetite as the filling phases, accompanied by the formation of secondary (hydrothermal) biotite, and resulting in a potassic alteration assemblage (A- and M-veining plus biotite) directly linked to porphyry-style mineralization in the hypabyssal intrusions. These assemblages are commonly overprinted by late propylitic alteration, dominated by chlorite and epidote which introduces a greenish colouration to the Romeral lithologies. Chemical analyses indicate that Romeral basement rocks are tholeiitic in composition and appear to represent slivers of oceanic crust and aseismic oceanic ridges. The Romeral assemblage has not been directly dated at Miraflores, but based upon regional correlations is considered to be broadly lower Cretaceous in age, and to have accreted to the continental margin in the Aptian – Albian.

Forming part of the Romeral basement and outcropping in the southern part of the Quinchia district is the Irra stock. This calc-alkaline, granodioritic to monzonitic and locally syenitic intrusive has been mapped over an approximately 32 square kilometre area. It is coarse grained and holocrystalline, light grey to pink in colour and is dominated by andesine and orthoclase with or without quartz with augite and biotite forming the mafic phases. It has been dated at approximately 97 +\- 10 Ma (K-Ar, biotite). Contacts between the Irra stock and the Romeral basement are not well exposed and where present are structurally modified. It is not clear whether the Irra stock was emplaced in Romeral basement before, during or after Romeral accretion to the continental margin.

(b) Amaga Formation: The conglomerates, sandstones and siltstones of the Amaga Formation outcrop along road cuts about one kilometre to the southeast of Miraflores. The formation was unconformably deposited upon Romeral terrane basement rocks. Based upon pollen analyses, it ranges from upper Oligocene to lower Miocene in age. The Amaga Formation is dominated by greyish-green to cream coloured sandstones which form well-stratified thickly to moderately bedded packages containing intercalations of conglomerate and siltstone. In composition they range from quartz arenite to clay-rich wacke. The conglomerates form thin to moderate interbeds within the sandstones. The siltstones form larger interbeds within the sandstones and may locally dominate on the outcrop scale, forming laminated beds not exceeding a 10 metre thickness. The Amaga Formation is considered to be of continental origin, having been deposited in transtensional (pull-apart) basins along the middle Cauca, in response to transpression and uplift generated by post-Romeral tectonism along the Pacific margin to the west.

Morphologically, the Amaga Formation forms elongate north-northeast/south-southwest trending ridges, and structural measurements on bedding indicate moderate to steep dips to the west, suggesting east-vergent folding and possibly thrust fault imbrication. The formation is locally intruded by the hypabyssal porphyry suite, in the vicinity of which it is domed, highly fractured and contains abundant disseminated hydrothermal pyrite and illite with or without sericite.

(c) Combia Formation: Although widespread throughout the Quinchia district, the Combia Formation does not outcrop on the Miraflores property. In the district, it is dominated by two main units: (i) a lower sequence of massive, compact magnetic flow rocks and agglomeritic pyroclastics of bas-andesitic composition, and (ii) an upper finer-to-medium grained, interbedded tuffaceous and agglomeratic pyroclastic unit of more felsic (intermediate) composition. The upper unit is volumetrically dominant and is composed of mixed coarse- to fine-grained crystal, lithic, ash and lapilli tuffs. Lithic fragments comprise up to 40% of the coarse grained pyroclastic rocks, and include fragments of basalt, bas-andesite and hypabyssal porphyry. Geochemical whole rock analyses indicate that the lower Combia unit is of calc alkaline, bas-andesitic composition and has been interpreted to have formed in a back-arc setting. The upper unit is of calc-alkaline volcanic arc affinity. As with the Romeral suite, in proximity to hypabyssal porphyritic rocks, the Combia Formation is variably fractured, veined and hydrothermally altered. Intrusion-induced fracturing\veining occurs in dense stockworks with quartz and magnetite in a potassic alteration assemblage (A- and M-veining plus biotite) directly linked to porphyry-style mineralization. These assemblages are overprinted by late propylitic alteration. The lower unit is considered to range from about 14 to 11 Ma in age. Both lower and upper units have clearly been intruded by the hypabyssal porphyry suite which has been dated at approximately 8 to 6 Ma.

(d) Hypabyssal Porphyry Suite: As with the Combia Formation, little hypabyssal porphyry outcrops on the Miraflores property. The suite however, is both volumetrically and metallogenetically significant in the Quinchia district. The porphyry suite manifests in various sub-tabular intrusive centres in the Quinchia (Dos Quebradas, La Cumbre, Mandeval) and Irra (Chuscal) areas. In detail it is comprised of multiple phases of hypabyssal porphyry which range in composition from diorite to quartz diorite. A fine-grained biotite micro-diorite body is observed within the suite and in some areas it appears transitional to sparsely populated plagioclase porphyry. The Quinchia district porphyry suite forms the southern extension of an arc of porphyritic rocks which extends from Anserma to Quinchia to Titiribi in the north. At various locations these porphyries have been dated and generally indicate ages ranging from 9 to 6 Ma.

Coincident with the hypabyssal porphyry suite at Quinchia, a series of porphyry-style gold-copper occurrences are observed. These mineralised alteration centres are hosted within a kilometre-scale propylitic (chlorite-epidote-carbonate-quartz-pyrite) halo which intensifies inwards to a series of gold (with or without copper) mineralized centres with alteration types which range from calcic-potassic (A-veining, calcic amphibole, disseminated magnetite and magnetite veining, K-spar with or without biotite) to intensely fractured\stockworked "phyllic" (or "D-type" with sericite-illite-pyrite) and "intermediate argillic" (with sericite-chlorite-clay (illite-smectite). The emplacement of the porphyry and the resulting concomitant hydrothermal alteration, affects all of the lithologic units in the Quinchia district. The gold occurrences of the Quinchia district, including those contained within the Miraflores property, are linked to the emplacement and cooling history of the hypabyssal porphyry suite.

Structural Geology: At the regional scale the most prominent structural control in the Quinchia district is the generally north-south striking, subvertical basement architecture of the Romeral fault system. Structural reactivation during various post-Romeral events is also recorded, and principal and secondary faults at the Miraflores property scale strike west-northwest, east-southeast and northeast-southwest. The Miraflores fault passes to the east of the Miraflores property. It strikes 47 degrees to the northeast and dips at approximately 45 degrees to the northwest. It appears to be an east-verging thrust of undefined displacement which places Romeral terrane basalts over sandstones of the Amaga Formation. Its age is likely middle to late Miocene. Within the Miraflores breccia, numerous minor, high-angle north/northwest-south/southeast-striking faults are recorded, and as indicated by their hydrothermal infillings, control the distribution of high-grade mineralization within the Miraflores breccia. Based upon work completed by Kedahda and the Company, low-angle structures (less than 30 degree dip) also cut the Miraflores breccia and control the distribution of high-grade mineralization.

The Miraflores property is vegetated by native Andean forest, dense secondary scrub growth, agricultural crops and grassy cattle pastureland, making detailed geologic mapping difficult. Natural outcrop is sparse and is limited to road cuts and road-side quarries, mule and walking paths and steeply incised active drainages. Additionally, tropical to semi-tropical oxidation and weathering at surface masks original bedrock texture and mineralogy in many outcrops.

Mineralization

Mineralization at the Miraflores property is contained within the Miraflores magmatic-hydrothermal breccia body. Based upon surface definition and drilling activities completed by Kedahda, the body is roughly circular, measuring some 280 by 250 metres in surface outcrop, and has been traced via drilling for over 600 metres in vertical extent. It remains open at depth. At surface, the breccia is exposed on a 30 degree slope. The prospect is well known for free native gold occurring in vugs and cavities in the carbonate and quartz cement of the magmatic-hydrothermal breccia.

High-grade gold mineralization within the breccia is contained within narrow spaced, north-northwest-striking fault-veins, and in disseminated form accompanying hydrothermal infillings in open spaces between and around the breccia fragments. The breccias may be monolithologic, made up exclusively of basalt clasts and blocks, or polylithologic, containing unaltered rhyodacite and diorite porphyry, undifferentiated tuffaceous rocks, andesite, monzonite, ultramafic rocks and amphibolite fragments in addition to the predominant basalt clasts. The central parts of the breccia body are predominantly polylithologic in character, whereas the marginal parts are largely monolithologic. Based upon observations in underground workings and in drill core, three types of breccia have been reported. The earliest comprises monolithologic or polylithologic clast populations set in hydrothermal cement. The first cementing mineral is epidote, which forms thin rinds around the clasts, followed by quartz and carbonates, mainly calcite but including minor amounts of dolomite. Small quantities of sulphide minerals, typically about 1 volume % pyrite plus traces of sphalerite, galena and chalcopyrite, were deposited during final quartz and initial carbonate precipitation. These early cementing minerals also appear to line the fractures in the basalt blocks and to vein the basalt wallrock for several metres along the breccia contact. This early breccia was cut by a second breccia phase in which a rock-flour matrix is intensely replaced by epidote. Any remnant open space is filled by the same quartz, sulphide and carbonate sequence as in the early breccia. Fragments of the first breccia are observed in the second. A third brecciation event characterized by injection of fine-grained, largely barren rock flour into the epidote-rich second phase occupies relatively minor rock volumes which is observed in drill core from the central parts of the breccia body. A fourth breccia variety, comprising intensely silicified rock containing abundant sphalerite, is observed only as occasional clasts in the polylithologic breccia.

The highest grade mineralization at the Miraflores property is contained within the steeply-dipping fault-veins which transect the breccia body and extend into the surrounding volcanics. All the isolated gold assays in drill core of greater than 3 g/tonne gold coincide with the presence of coarse visible gold grains, and/or the presence of crystalline galena and sphalerite. By contrast, the rock flour breccia is not well mineralised, except where cut by discrete fault-veins. The average grade of the "disseminated" mineralization in the Miraflores property has yet to be definitively determined. Based upon diamond drill results, an average grade for the entire bulk breccia, cutting all plus 10 ppm gold values to 5 ppm, falls in the 0.5 to 0.8 g/tonne gold range. Regardless, based upon underground panel sampling and upon drill results, disseminated gold distribution is not homogenous, and various continuous more than 10 metre sections grading greater than 1 ppm gold are recorded. Increased grades are observed in the vicinity of larger high-grade structures, suggesting some infiltration of hydrothermal fluids from the structures into the porous breccia. Drilling indicates that the eastern portion of the breccia is generally low grade (less than 0.5 g/tonne gold), and that disseminated gold grades appear to bottom out at around 254 metres vertical depth.

Exploration

Two phases of exploration have been completed on the Miraflores property, initially by Kedahda and subsequently by the Company. These activities included target identification and first-round diamond drilling by Kedahda and an ongoing second-round diamond drilling and preliminary metallurgical testing by the Company.

All of the exploration work to date on the Miraflores property has been carried out by Kedadha's and the Company's technical personnel. All data was collected under the supervision of professional senior-level geologists utilizing generally accepted exploration standards and the resulting information is believed to be reliable.

The Quinchia gold-copper porphyry district was conceptually identified within Kedahda's regional target generation program. The Miraflores mine area was considered part of the Quinchia district, but not necessarily a priority target for Kedahda Initial reviews in the Quinchia district and at the Miraflores property indicated that the Miraflores property could form an important satellite deposit to the larger volume porphyry gold copper occurrences in the area. Kedahda entered into an agreement with the AMM in March 2005, and initiated a work program which included target identification by surface and underground mapping and sampling and diamond drill testing.

Pre-drilling target identification work completed by Kedahda around and at the Miraflores property included: 1:10,000 scale mapping in the Quinchia district, including at Dos Quebradas and La Cumbre (both porphyry centres) and at Miraflores; orientation sampling at Miraflores; and 1:250 scale mapping and underground sampling at Miraflores.

In total, Kedahda collected 185 rock samples at the Miraflores property. The great majority of these samples were collected as channel and panel samples within the principal AMM access tunnel, referred to as the La Cruzada tunnel, and in one of the working adits. La Cruzada is an approximately 270 metres long crosscut oriented at about 265 degrees azimuth, which cuts many of the known north-northwest-striking high-grade fault-veins which are the object of the artisanal mining activities at Miraflores. The La Cruzada entrance is located on the eastern margin of the Miraflores breccia, and is essentially developed in magmatic-hydrothermal breccia along its entire length. La Cruzada is the largest tunnel transecting the Miraflores breccia. It is topographically located at 1,390 metres above sea level and is the topographically lowest access point to the breccia in the entire district. It transects the breccia at approximately 70 to 90 metres below the topographic surface.

The location and results of all Kedahda rock sampling following composite results from the continuous underground channel and panel sampling of La Cruzada are as follows:

- From 0 to 20.0 metres: Roof support, no exposure, no sampling
- From 20.0 to 121.5 metres (101.5 metres):
    - Uncut Geometric Mean: 0.298 ppm gold

- o Average Grade: 0.40 ppm gold
- From 121.5 to 235.8 metres (114.3 metres):
  - o Uncut Geometric Mean: 1.009 ppm gold
  - o Average Grade: 1.541ppm gold (cutting greater than 10 ppm gold values to 5 ppm)

Gold values in La Cruzada are spiky and affected to some extent by nugget effects. Inspection of assay data indicates that gold values range up to 36 ppm gold and several values exceeding 10 ppm gold are observed. Regardless, based upon sample descriptions and inspection of sample sites, high-grade gold values are ubiquitously associated with millimetre-to centimetre-scale fault veinlets and gouge zones which cut the breccia system. Samples observed to contain no fault-vein component consistently contain gold, but values are generally in the less than 1 ppm range.

With respect to the high-grade fault-vein structure accessed via La Cruzada, Kedahda collected 22 separate (non-continuous), selective channel and panel samples of the vein structure and the immediate wall rocks. Vein values including 210, 167, 31, 23 and 17 ppm gold were returned, clearly demonstrating the high-grade nature of these structures. Wall rock values in the 1.0 to 5.0 ppm gold were common. Regardless, such structures were not considered to form stand-alone targets for Sociedad Kedahda, and no detailed follow-up work on individual fault-veins was undertaken.

Based upon geological and metallogenetic considerations and the reported underground sampling results which suggested potentially economic "disseminated" bulk-mineable grades within the breccia system, Kedahda decided to commence a drill program on the Miraflores property in January 2006.

Drilling

To date, two diamond drilling programs have been undertaken at the Miraflores property, including in 2006 by Kedahda, and in 2007, following entry into the Colombia JV Agreement, by the Company.

Kedahda Drill Program

In order to test the grade, continuity and volume potential of the "disseminated" mineralization in the Miraflores breccia, Kedahda completed 1,414 metres of diamond drilling in four holes. The first three holes were collared within the La Cruzada tunnel, at approximately 120 metres west inside the tunnel, in order to avoid drilling the upper portion of the breccia, which could easily be evaluated in outcrop and artisanal tunnels. The first three holes were collared on the same location in the tunnel and drilled in a fan configuration, to the west, east and north. Based upon the results of the first three holes, and remaining geological uncertainties, Kedahda drilled a fourth hole, which was collared at surface and drilled vertically.

Drill Hole Summary – Kedahda 2006 Program

Hole No.	Location	Utm Easting	Utm Northing	Elevation (m)	Azimuth	Incline	Hole Length (m)	Pertinent Mineralization[1]
MI DD-01	La Cruzada Adit	423,080	585,066	1,391	264	-60	238.15	238 m @ 0.7 g Au\t Incl. 22 m @ 1.0 g Au\t And 51 m @ 1.2 g Au\t And 26 m @ 1.1 g Au\t
MI DD-02	La Cruzada Adit	423,080	585,066	1,391	84	-60	224.6	224 m @ 0.31 g Au\t Incl. 121 m @ 0.5 g Au\t And 58 m @ 0.8 g Au\t
MI DD-03	La Cruzada Adit	423,080	585,066	1,391	10	-60	338.4	242 m @ 0.89 g Au\t Incl.100 m @ 1.03 g Au\t
MI-DD-04	Surface	423,100	585,062	1,451	0	-90	612.55	66 m @ 2.25 g Au\t 2 m @ 25.8 g Au\t 2 m @ 27 g Au\t

Note:
(1) Calculated using interval grades as reported (uncut) and no applied cutoff grade.

B2Gold 2007 Drill Program

The Company identified potential for the Miraflores property to meet its target criteria, and initiated investigation of various avenues at the Miraflores property, including:

- Verifying the possibility of the existence of a smaller tonnage but significantly higher-grade target, such as implied by the results from Hole MI-DD-04.

- Investigating various mineralogical and metallurgical avenues to verify if the abundant lower-grade materials (less than 1 ppm gold) at the Miraflores property could be sufficiently cost-effectively processed so as to render them economic.

- With the results of these enquiries, examining the potential for significantly increasing the gold resource base by lowering the cut-off grade of a potential mining operation.

In October 2007, the Company completed a six-hole, 2,210 metre diamond drilling campaign at the Miraflores property. A total of 3,624 metres in ten holes have now been drilled at the Miraflores property. Details of the six drill holes, along with laboratory analytical results from Holes MI-DDH-05 to 08, being the results available as of the date of this prospectus, are as follows:

Drill Hole Summary – B2Gold 2007 Program

Hole No.	Location	Utm Easting	Utm Northing	Elevation (m)	Azimuth	Incline	Hole Length (m)	Pertinent Mineralization[1]
MI-DDH-05	NE Margin	423,177	585,137	1,410	225	-80	301.1	301.1 m @ 0.34 g Au\t
MI-DDH-06	NE Margin	423,137	585,197	1,444	225	-70	353.7	353.7 m @ 0.45 g Au\t Incl. 18 m @ 1.09 g Au\t and 42 m @ 0.81 g Au\t
MI-DDH-07	NE Margin	423054	585241	1495	200	-70	376.7	200 m @ 1.02 g Au\t Incl. 42 m @ 2.24 g Au\t
MI-DDH-08	Central Breccia	423024	585140	1518	225	-70	352.05	352 m @ 0.94 g Au\t Incl. 208 m @ 1.24 g Au\t and 64 m @ 2.67 g Au\t
MI-DDH-09	SW Margin	423057	584990	1497	45	-85	341.55	Awaiting Results
MI-DDH-10	SW Margin	422983	585001	1538	45	-70	485	Awaiting Results

Note:

(1) Calculated using interval grades as reported (uncut) and no applied cutoff grade.

The Company's diamond drilling to date has been successful in confirming the presence of a significant high-grade core zone to the Miraflores breccia, as indicated by earlier Kedahda drilling. The Company's drilling expands the size potential and enhances the spatial definition of the high-grade core and increases somewhat the overall average grade. Additionally, the Company's drilling results suggest better continuity to the lower-grade (0.7 to 1 ppm gold) mineralization at the Miraflores property than implied by previous drilling, in general enhancing the bulk-mining potential for this gold occurrence. Finally, the Company's drilling indicates that mineralization remains open to the west. Additional drilling will be required to close and fully evaluate the grade-tonnage potential of the Miraflores breccia.

Sampling and Analysis

Geochemical and analytical sampling at the Miraflores property consists of the collection of a total of 1,116 samples of all types. Based upon sampling method and target materials, two types of samples have been collected within the property: chip and channel rock samples and diamond drill core samples.

(a) Approximately 195 chip and channel rock samples have been collected at the Miraflores property by Kedahda and the Company. Due to the fine fracture-controlled and "disseminated" nature of mineralization many samples were collected as "scatter-chips" or continuous panels over areas of generally greater than one square metre. Various more selective chip and linear channel samples were collected over isolated mineralised structures. Grab samples were collected in areas of poorly exposed "rubble-crop". In the case of *in situ* sampling (panels, channels), three to five kilograms of material were generally allowed to fall upon a clean plastic sheet spread in front of the outcrop. The samples were then inventoried, packed into sacks and shipped to SGS Laboratories (Barranquilla) or ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

(b) Samples collected from diamond drill core were collected after the core was boxed, measured, had the recovery per drilled interval calculated, and logged for geological, mineralogical and alteration features by a supervising geologist. Due to the disseminated nature of the mineralization, Sociedad Kedahda S.A. sampled core at consistent two metre intervals throughout. The Company followed a similar approach. Core for individual holes was measured and two metre samples intervals were laid out along its entire length. The core was cut using a diamond core saw and approximately 50% of the core for each interval was randomly selected and sealed into number plastic sample bags. Samples were later inventoried and shipped to ALS Chemex Laboratories (Bogota) for drying, preparation and assay.

Based upon the observations regarding the strength and style of alteration and mineralization at the Miraflores property and the quality assurance and quality control procedures and check sampling programs utilized by both Kedahda and the Company, sample results obtained appear to be reliable and accurate. Surface sampling procedures are considered justified and adequate, and show good repeatability based upon check sampling.

For every series of 25 samples of any type collected, one sample is duplicated and one commercially purchased standard and one proven blank inserted. Sample duplication is carried out by sampling as precisely as possible over a previously sampled area, using the same technique for sample collection and collecting a similar sample volume. Commercial sample standards used by Kedahda were purchased for the international standards companies Geostats and Rock Labs. Eight separate standards ranging from 0.10 to 3.0 ppm gold are used, and are thought to be highly reliable in their advertised gold contents. For blanks, Kedahda used clean, fine-grained quartz arenite sandstone, available in large volume from rock quarries near Bogota. Thousands of analyses of this sandstone have shown it to be completely barren of gold with very low values other economic metals. Sample standards and blanks are bagged, numbered and inserted in the field such that they arrive at the lab packaged with the other original samples.

In addition to the above checks, two additional laboratory checks are automatically completed by the ALS Chemex laboratory at the request of Kedahda. Firstly, for every 20 to 25 samples prepared at the preparation lab, one is automatically duplicated by taking a new cut from the stored coarse reject material. Secondly, at the analytical laboratory, again, for every 20 to 25 samples analyzed, one is automatically duplicated by taking a new aliquot from the pulverized reject material. All of the analyses from the sample duplicates are reported to Kedahda.

Upon receipt of assay information, review of analytical data and statistical analysis of all duplicate, standard and blank information is carried out on a per-batch (lab order) basis by Kedahda's in-house Geochemical Database Administrator (a professional geologist) in Bogota. A linear correlation control curve is plotted from duplicate data to observe natural variability in gold contents. A similar plot is used to compare standards analyses to their published gold content value. Blanks analyses are inspected for any possible contamination. This information is then passed on to the individual project geologists for review and verification.

Metallurgical Test Work

The Company performed recovery tests on three bulk samples taken from the La Cruzada tunnel to determine what range of gold recoveries could be expected utilizing gravity separation techniques. The purpose of the program was to determine if gravity separation by itself has the potential to be a viable means of metal recovery for the Miraflores property. The test program was designed to process one tonne samples of low grade material (less than 1 g/tonne gold), medium grade material (1 to 3 g/tonne gold) and high grade material (greater than 3 g/tonne gold). The three samples were obtained by drilling shallow holes along selected sections of the La Cruzada tunnel that had previously been channel sampled to determine the estimated grade, and then blasting the material onto plastic tarps. The samples were loaded into a small ore car by hand and hauled outside of the portal. Samples were placed in individual piles and all pieces of rock were reduced to minus 15 centimetres using hammers. Approximately one tonne of each bulk sample was bagged, labelled and weighed for shipment to Laboratorio del Instituto de Minerales CIMEX ("**CIMEX**") at the Universidad Nacional de Colombia in Medellin.

CIMEX is not a certified laboratory, and the tests were performed by students under the supervision of Ana Cecilia Gaviria Cartagena, the Executive Director of CIMEX. The results of this program provide general gold and silver recovery ranges. This data does not meet quality standards that would allow its use in determining final project economics or project viability. The intent of this program was only to determine the potential for gravity recovery of the various grade material from the Miraflores property.

At the laboratory, the three one-tonne samples were processed through a closed circuit crushing facility to produce a minus 10 mesh product. Each one-tonne sample was crushed to minus 10 mesh in size utilizing a primary crusher, impact crusher, a single deck screen and a roll crusher. After crushing, each sample was blended and then split into the following:

- Three each, 1 kilogram samples. Each 1 kilogram sample was dried and screened into four screen sizes: minus 10 to plus 18 mesh, minus 18 to plus 48 mesh, minus 48 to plus 100 mesh, and less than minus 100 mesh. Each screen size was weighed and fire assayed for gold and silver.

- Four each, 50 kilogram samples. Each 50 kilogram sample was screened into plus 48 mesh and minus 48 mesh fractions and then processed through a Knelson Concentrator. The concentrate from the Knelson was weighed, dried and fire assayed. Both gold and silver values were reported. The tailing material from the Knelson was dried, weighed and fire assayed for gold and silver. The results of both size fractions were then combined to generate the final recovery estimate.

From the screen analysis results, it was determined that the grade ranges of the three bulk samples were not in the ranges predicted by the channel samples and that the nugget effect made it difficult to accurately determine the grade of the material. The screen analysis results indicated that the low grade and medium grade samples both had grades of approximately 0.35 g/tonne gold. The high grade screen sample was significantly higher in grade than anticipated with a value of 103 g/tonne gold. It was interesting to note that in both the medium grade and low grade samples, the gold was concentrated in the minus 48 mesh size fraction. Approximately 70 to 75% of the gold was found in only 25 to 30% of the sample. In the high grade sample the opposite effect was seen in that approximately 80% of the gold was associated with the plus 48 mesh material.

The Knelson gravity recovery tests on the high grade bulk sample were very successful, with average gold recovery of 65% in less than 7% of the sample weight. Recoveries varied from a low of 50% to a high of 75%. The nugget effect created significant variability in both the concentrate grades and the tail grades, resulting in the fairly large recovery range, but the overall test clearly demonstrate that gravity separation is a viable means of gold recovery for high-grade material. The average feed grade for the four 50 kilogram samples tested was 162 g/tonne gold. A summary of the gravity recovery results (average results for each sample type) for all of the samples is shown below.

<u>Knelson Concentrator Test Results</u>

	Units	Low Grade	High Grade	Core
Feed	kg	50	50	42
Feed	g/t Au	0.59	161.7	2.8
Concentrate	kg	4.23	2.78	2.44
Concentrate	%	9.62%	6.49%	5.82%
Tail	kg	39.73	39.99	39.50
Lost Material	kg	6.04	7.24	0.06
Lost Material	%	12.1%	14.5%	0.1%
Conc. Grade	g/t Au	0.66	1,614.8	32.5
Tail Grade	g/t Au	0.58	60.8	1.0
Au Recovery	%	10.8%	64.8%	67.9%

The low grade bulk sample did not have enough free gold to be successfully separated by gravity. The concentrate grade and tail grade were within assay error of each other with the concentrate grade being 0.7 g/tonne gold and the tail grade being 0.6 g/tonne gold. It was very difficult to obtain any type of clean separation of gold with this sample as either nothing was going to concentrate or significant amounts of the coarse fraction (at average sample grade) were reporting to concentrate.

The medium grade bulk sample reacted in the same manner as the low grade sample, so this test was terminated.

As the bulk samples did not provide medium grade material for testing, a fourth core sample composite was selected from remaining core in diamond drill hole MI-DDH-4, one of the original exploration holes. This was done to get a sample with an average grade of approximately 2 to 3 g/tonne gold. Every other metre of the remaining core was taken from the 198 to 248 metre interval in the hole, for a sample weight of approximately 50 kilograms. The sample was reduced to minus 10 mesh as described above for the bulk samples, and a single one kilogram sample was split out for screen analysis with the remainder of the sample being processed through the Knelson concentrator.

The screen analysis for the core sample showed a higher distribution of gold (approximately 67%) in the coarse (plus 48 mesh) size fraction, which was similar to the high grade sample. Gold recovery from the Knelson concentrator was approximately 68% in less than 6% of the sample weight, which is an excellent for a medium grade sample. The feed sample grade indicated by the gravity recovery tests was 2.8 g/tonne gold. This result verified the recovery range indicated by the high grade sample.

Based on these results, a more detailed metallurgical program may be warranted. Future programs would be done in North America with certified laboratories specializing in this type of work. The initial tests completed at CIMEX were only to determine the potential for gravity recovery at Miraflores. Future tests would be done on core samples from the Company's drilling programs that are more representative of the ore body, and would be designed to quantify gravity recovery and cyanide leaching recovery by rock type and grade. This future work will depend on the drilling results of the current program and the estimated gold grade of various ore zones of this deposit.

Further Exploration and Development

The Miraflores property is located within the historically important and present-day artisanal mining district of Quinchia. District-scale mineralization at Quinchia is related to high-level hypabyssal gold (copper) porphyry bodies. The district includes the Miraflores breccia, a significant gold-silver rich magmatic-hydrothermal breccia body whose genesis is intimately related to the evolution of the porphyry mineralization occurring in the Quinchia district. Within the Miraflores property, the only type of precious metal mineralization presently known is contained within the Miraflores breccia and porphyry-style gold-copper mineralization has not yet been detected.

The Miraflores breccia is contained within an area measuring some 280 by 250 metres by more than 600 metres vertical depth, and at present does not appear to extend beyond the plain-view limits of the breccia system, as presently mapped. At present, the principal target at Miraflores is a bulk-mineable deposit, which combines the low and high grade mineral types, and which may be amenable to open-pit mining and bulk tonnage beneficiation techniques. The high grade fault-veins at Miraflores do not appear to be amenable to individual (underground) extraction.

Limited diamond drilling and metallurgical test work at the Miraflores property by Kedahda and the Company has been successful at delineating a significant low-grade, large tonnage gold-silver deposit at Miraflores that is potentially amenable to bulk-tonnage mining and mineral extraction techniques. Based on the work completed to date, the Company believes that the property warrants further resource definition via diamond drilling and continued metallurgical test work in order to verify the feasibility of economically recovering gold from the important low grade (0.3 to 1 ppm gold) resource the Miraflores property has to offer. In the event that both diamond drilling and metallurgical test work provide positive results, the Company plans to conduct additional drilling to further quantify the resource base at the Miraflores property with respect to NI 43-101 standards, and a scoping-style economic evaluation of the Miraflores property.

Based on the favourable exploration and metallurgical results to date, the Company is conducting additional exploration in order to further evaluate the mineral potential of the Miraflores property, including a stage three exploration diamond drilling program totalling 8,000 metres, plus underground workings rehabilitation, additional metallurgical tests and surface land acquisition at a cost of approximately US$5 million. Upon receipt of favourable results from the stage three program, the Company plans to conduct a stage-four program, including working on a feasibility study at a cost of approximately US$10 million.

MINING IN RUSSIA

General Information

The Russian Federation is located in the Northern part of Asia, with a capital city of Moscow. Officially, Russia restricts investments in aerospace, natural gas, insurance, electric power, defence, natural resources and large-scale construction projects. Foreign investments are, however, provided with various guarantees with respect to their investments and derived profits, such as legal protection of investment activities, the right to use various forms of investments, the protection against an adverse change in Russian legislation, the right to repatriate profits and the right to compensation in the event of nationalization.

Generally, the same tax regime applies to domestic and foreign companies whose activities in Russia create a permanent establishment for Russian tax purposes, with a corporate income tax rate of 24%. The regional governments have the discretion to reduce the companies' effective rate by 4% (to 20%), though in practice this benefit is applied only in certain conditions.

Mineral Exploration and Extraction Regulations

Law of the Russian Federation No. 2395-1 "On Subsoil" ("**Subsoil Law**") and Federal Law No. 41-FZ "On Precious Metals and Gems" ("**Precious Metals Law**") set out the licensing regime for the use of subsoil in geological research, exploration, and production of mineral resources. Accordingly, subsoil within the territory of the Russian Federation, including mineral resources contained therein, remains with the state. The right to use the subsoil is granted in the form of a license confirming the right to use the plot(s) of subsoil, with a licensing agreement setting out the necessary conditions for the use of subsoil in accordance with federal law. Most of the conditions on the license are based on mandatory rules; however, a number of provisions are negotiable with the Federal Subsoil Resources Management Agency.

The license certifies the right of its holder to use the subsoil plot within specified boundaries, activities, and terms. For geological exploration of mineral resources, the license is granted for a maximum term of five years. For actual production of mineral reserves, terms are varied to reflect the expected life of the mine, and are calculated on the basis of the feasibility study for the extraction of the mineral deposit ensuring the rational use and protection of subsoil.

Obtaining a License: Production licenses and combined exploration and production licenses are awarded by tender or auction conducted by the Federal Subsoil Resources Management Agency. The winner of a tender is considered to have submitted the most technically competent, financially attractive and environmentally sound proposal meeting tender terms and conditions. The winner of an auction is primarily the party making an offer with the largest amount of one-time payment for the right to use the subsoil plot. Federal authorities may grant geological exploration and production licenses without auction or tender to holders of exploration licenses that discover mineral resources through exploration work conducted at their own expense.

Land Use Permits: In addition to a subsoil production license, rights to use surface land within the specified licensed mining area must be obtained. Pursuant to the Subsoil Law, subsoil licenses are issued subject to the land resources management authorities' consent to the allotment of a land plot covering the surface of the license area. Further, under the Land Code, commercial legal entities must own or lease land occupied by their operations by January 1, 2008.

Precious Metals Regulation: Generally, under the Precious Metals Law, title to precious metals belongs to the company that extracts the ore. Ore and concentrate containing precious metals can be purchased by Russian State Assay Chamber registered Russian companies. Only licensed organizations may refine precious metals, and once extracted the metals may only be used in internal production processes or sold to relevant government authorities or credit organizations with a precious metals license. The export of precious metals is subject to licensing, whereas importing has no specific regulations.

Environmental Policy

Issues of environmental protection in Russia are regulated primarily by Federal Law No. 7-FZ "On Environmental Protection", along with a number of other federal and local legal acts. These environmental laws and regulations set various standards for health and environmental quality and provide for penalties and other liabilities for violation, including fines, court action to limit operations or remedy the violation, administrative or civil liability, criminal liability, and compensation for environmental damage. Any activity that may affect the environment is subject to state ecological approval by federal authorities under Federal Law No. 174-FZ "On Ecological Expert Examination". Monitoring, implementation, and enforcement of environmental laws and regulations are provided by various federal agencies and ministries, state authorities, and public and non-governmental organizations. These parties also have the right to initiate lawsuits for the compensation of damage caused to the environment, for which there is a limitation period of 20 years.

Pay to Pollute: A pay-to-pollute regime establishes standards for allowable impact on the environment for industrial and business activities. The company must develop internal pollution standards reflecting both statutory standards and the type and scale of the environmental impact of their operations, which then must be approved by the Federal Service for Ecological, Technological and Nuclear Supervision. Fees are imposed on a sliding scale, with the lowest fees arising from pollution levels within statutory limits, intermediate fees for pollution levels within individually approved limits, and the highest fees for pollution levels exceeding individually approved limits. However, the payment of fees does not relieve a company from the responsibility to take further environmental protection measures or undertake restoration and clean-up activities.

THE RUSSIAN PROPERTY


Pevek
Kupol East & West
Anadyr
Magadan
Petropavlovsk-Kamchatskiy

Gustavson Associates, LLC, a geological and engineering consulting firm, was retained by the Company to complete a technical report on the Kupol East and Kupol West Licenses. The following information is derived or is a direct extract from "Technical Report on the Kupol East and Kupol West Licenses, Chukotka Autonomous Okrug, Russia", dated October 22, 2007 (the "**Kupol Technical Report**") which was prepared by Gustavson Associates, LLC in compliance with NI 43-101. William J. Crowl, R.G., of Gustavson Associates, LLC, the author of the Kupol Technical Report, is a "qualified person" and "independent" of the Company as those terms are defined in NI 43-101. All figures and tables contained herein have been extracted from the Kupol Technical Report.

A complete copy of the Kupol Technical Report will be filed with the Canadian securities regulatory authorities pursuant to NI 43-101 and will be available for inspection at the offices of the Company's solicitors, Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, by appointment during normal business hours during the distribution hereunder and for a period of 30 days thereafter, as well as under the Company's profile on SEDAR at www.sedar.com upon the effective date of this prospectus.

East and West Kupol Licenses

Property Description and Location

The East and West Kupol licenses are located in northeastern Russia, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Okrug. The nearest major towns are Anadyr, 410 kilometres to the southeast, and Bilibino, 220 kilometres to the northwest.

The West Kupol license (License Series АНД No. 13804 БР) covers an area of 231.6 square kilometres, excluding the 17.4 square kilometre area of the mining claim for the Kupol deposit. The East Kupol license (License Series АНД No. 13803 БР) is situated 3.7 kilometres east of the Kupol license area and covers an area of 194 square kilometres. Both licenses are valid for a period of 25 years from date of registration of the license, and provide for the right to explore, develop and mine gold and silver to a depth of 1,000 metres from the present land surface.

Title to the East and West Kupol licenses was registered in the name of CMGC on October 24, 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources (Rosnedra). At the time of grant, CMGC was owned by Bema and CUE, with 74.99% and 25.01% interests respectively. The rights to explore, develop and mine the East and West Kupol licenses were granted upon payment of US$1,500,000 (38,500,000 rubles) and US$1,200,000 (30,800,000 rubles) respectively. These payments were made and the licenses officially registered on September 28, 2006. Both licenses are valid for a period of 25 years. In connection with the arrangement between Bema and Kinross in February 2007, Bema's interest in CMGC was acquired by Kinross and is held by the resulting entity, Kinross' wholly-owned subsidiary East West Gold Corporation.

The East and West Kupol licenses have been the subject of exploration work by Soviet and Russian State work parties. No reclamation work was undertaken on the property by the Soviet and Russian State work parties. The East and West Kupol licenses have not been the subject of previous mining activity. Portions of the West Kupol license area are covered by land allotments covering the infrastructure for the Kupol Mine. The land allotments under the West Kupol license excludes any right for sub surface usage or exploration on the Kupol Mine site. CMGC will be required to reclaim disturbances in the area of the Kupol Mine. As the West Kupol license area covers the area adjoining the Kupol Mine, it may be subject to discharges from the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The East and West Kupol license areas are located in the central portion of the Chukotka Autonomous Okrug (region) in northeastern Russia. The project areas are located approximately 1,200 kilometres northeast of Magadan, the principal service city in the northeast, with a population of approximately 150,000, and the Chukotka Autonomous Okrug administrative center, Anadyr, 425 kilometres to the southeast, with a population of approximately 7,000. Both of these cities are linked to Moscow via regular air service.

Surface access to the region is provided by winter roads, operating between December and April, that link the Kupol Mine area with the port town of Pevek with a of population 4,500, 449 kilometres by road to the northeast, and the regional service community Bilibino with a population of 6,000, 298 kilometres by road to the northwest. From the Kupol Mine, the East and West Kupol license areas are accessible by winter roads. Tracked vehicles and six wheel drive all-terrain vehicles provide limited surface access over tundra during summer months.

The sea port of Pevek is the principal staging point for supplies, with supplies delivered on ships from Russia and North America during July through September and then delivered via winter road to the Kupol license area. The majority of supplies for the season's work must be purchased a year in advance and shipped in this manner. Supplies which do not make the summer ocean shipping schedule are delivered to site via the Kolyma winter road from Magadan to Bilibino then onwards to Kupol or alternately by air from either Anadyr or Magadan. Year round air transport is provided by Russian MI-8 helicopters based in Keperveem, 36 kilometres southwest of Bilibino. A helicopter flight from Keperveem to the Kupol area takes approximately one hour and an additional ten minutes to the eastern side of the East Kupol license.

The climate is best characterized as continental sub-arctic, with a mean annual air temperature of -13°C. The mean air temperature is -30°C from December to February. Daily average temperatures are above freezing from early June to mid-September. The number of days with an average temperature of above freezing is no more than 50. Annual precipitation does not exceed 277 millimetres. Winters (September-May) are characterized by strong winds, frequent whiteouts and ice fog. Minimum temperatures drop to as low as -58°C during January and February. Summers (June-August) are characterized by frequent rain, and occasional fog and night frosts, with mean monthly air temperatures of 8.3, 11.3 and 10°C for the months of June, July and August respectively. Local drainages freeze completely by early October and break up in the late May. Spring floods are short and intense, and commonly last a week to two weeks.

The terrain consists of undulating hills ranging from 450 to 800 metres elevation above sea level, with low rounded hilltops 100 to 200 metres above river beds and occasional flat midland areas. Slopes vary from 5 to 30 degrees.

The land surrounding the Kupol site currently is within the land used by the Lamutskoye agricultural community for reindeer herding and supporting traditional indigenous activities for hunting and gathering. The land is owned and administered by the municipality of Anadyr, in the Chukotka Autonomous Okrug.

Both Bilibino and Pevek were once thriving placer and hard rock mining communities. Much of the experienced work force in the area departed with a decline in mine production; however, with the construction of the Kupol Mine, reopening of the Karalveyem Mine, near Bilibino, and ongoing exploration at the Mayskoye deposit, near Pevek, the area is experiencing a revitalization with some of the work force returning for jobs.

History

Work in the area initially was regional in nature and limited to a series of 1:1,000,000 to 1:50,000 scale government geological mapping and geochemical sampling programs commencing in 1933 and continuing periodically through to 2006.

A 1:200,000 scale mapping program in 1966 lead to the discovery of most of the principal prospects. Follow up of one of these prospects, the Oransheviy, in 1995 by a geochemical sampling team from the Anyusk State Mining and Geological Enterprise ("**Anyusk**"), lead to the discovery of the Kupol deposit. Anyusk covered both license areas with 500 metre spaced stream sediment sampling and 500 by 100 metre grid (1:50,000 scale) soil/lithogeochemical sampling between 1993 and 1996.

In 2007, a winter and spring program of ground magnetic survey was completed by the Company. A total of 769.29 line kilometres were surveyed in six grid areas: on West Kupol – TB2 (Tailings Basin Option #1), West Moroshka and Grid #9 (South Kupol Extension); and East Kupol – KaK, KB (Eastern Ozerninskaya Caldera) and Caldera (North Central Ozerninskaya caldera, linking the magnetics coverage from Prekup to Tokai).

To date, 752.66 line kilometres of ground magnetics have been completed at the following locations: (i) West Kupol – Grids 3 & 4 (North Kupol Extension), TB2, South Kupol Extension and Dubonnet; and (ii) East Kupol –West Moroshka, Prekup and Tokai.

<u>West Kupol</u>

Much of the more recent exploration in the region has been focused on the Kupol deposit in the approximate centre of the West Kupol license. A series of prospects have been identified in the license area to the south, the west, and the north. The Lev prospect was first identified in 1966 when a 1:200,000 regional mapping team discovered a silicified and sulphidized outcrop, from which grab samples returned up 0.4 g/tonne gold and 630.5 g/tonne silver. This occurrence was followed up in 1993 with stream sediment sampling and in 1995, 2001 and 2002 and by progressively more detailed lithogeochemical and soil surveys. Mapping and geochemical surveying indicates that the Avgusteishiy prospect, to the south, is contiguous with the Lev prospect. A series of detailed ground magnetic surveys were completed over the Avgusteishy and Lev occurrence by Anyusk staff between 1999 and 2002. Trenching and initial mapping of the Avgusteishiy occurrences was conducted in 2003. The Khmuriy prospect was outlined in 1:50,000 scale soil and lithogeochemical sampling conducted in 1995 by the Imraveemskiy team, with soil samples to 0.3 g/tonne gold encountered. Follow up detailed soil sampling conducted in 2002 failed to confirm the results of the 1995 surveying. The Dublon occurrence was discovered in 2000 during follow up of the 1:50,000 geochemical sampling results. A second occurrence, Levy Dublon, was located two kilometres to the north east of Dublon in 2001 through prospecting. In 2002, the Dublon prospect was covered by a 1:10,000 soil survey and follow up mapping, trenching and drilling was conducted between 2002 and 2005. Anyusk completed a ground magnetic and resistivity survey over the Avgusteishiy occurrence in 2003.

<u>East Kupol</u>

Follow up work to the initial 1966 occurrence discoveries commenced in 1993 to 1996, with stream sediment surveys conducted by Anyusk. Work by Anyusk continued in 1998 with prospecting and soil geochemical surveys. This work defined two zones of mineralization at the Prekup occurrence. Placer gold was recovered in the basins of the Ozernaya and Praviy Kayermraveem Rivers in the vicinity during this time. During the period from 1999 to 2000, Anyusk conducted prospecting, geochemical sampling, mineralogical studies, magnetic and resistivity surveys, trenching and drilling. Magnetic and resistivity surveys were completed over Tokai and Prekup, followed by drilling. Additional trenching was conducted at Prekup and Tokai during 2003 to 2005, which was followed again by drilling at Prekup.

Geological Setting

The East and West Kupol licenses are located in the Okhotsk-Chukotka volcanogenic belt, a belt of Late Cretaceous age that extends northeast for 3,000 kilometres along the Pacific margin from China to the northeastern tip of Russia. This belt formed in a continental-arc setting, similar to the modern-day Andean belt of South America. The projects are situated near the northeastern end of the belt, close to the arc's leeward (northwestern) edge. These volcanic rocks unconformably overly and intrude sediments of the Jurassic Oloyskaya and Chukotskaya sedimentary fold belts, which outcrop to the west and northwest respectively.

The region is underlain by a Late Cretaceous bimodal, nested volcanic complex referred to as the Mechkerevskaya volcano-tectonic "depression". This area in the northwestern part of the depression is underlain by the Eropolsk suite, a volcanic succession 1,300 metres thick that is comprised of a lower member of felsic tuffs and ignimbrites, a middle sequence of andesite and andesite-basalt flows and pyroclastics that are capped by an upper member of felsic tuffs and flows. This succession is cut and discordantly overlain by basalts of Paleogene age.

All three members of the Eropolsk suite occur in the project area. The lowest member is comprised of interbedded rhyolites and dacites and their tuffaceous equivalents, ignimbrites and minor dark, glassy (vitrophyric) dacite flows. This sequence is typically 100 to 120 metres thick, but in the Ozernaya River basin on East Kupol it is up to 400 metres thick. It has been encountered in trenching and drilling at the Avgusteishiy and Dublon prospects on the southern portion of the West Kupol license.

The middle member hosts the Kupol deposit, where it consists of a sequence of andesite and andesite-basalt flows containing 20 to 30% andesite ash to lapilli tuffs and agglomerates occurring in beds typically 1 to 50 metres thick that are interspersed throughout the flow sequence. Minor rhyolitic and basaltic ignimbrite is also present. Ash tuff beds can contain organic fragments and are laterally extensive, making them useful as marker units, while lapilli tuffs and agglomerates are more lenticular and restricted in there occurrence. The unit varies from 100 to 600 metres in thickness. On West Kupol the unit is found in the upper parts of the Starichnaya and Sredniy Kayemraveem Rivers, mostly west of the Sredniy Kayemraveem lineament. On East Kupol it occurs in the Ozernaya River basin and in the headwaters of the Praviy Kayemraveem River.

The upper member is comprised of rhyolite and trachyrhyolite flows, and lesser rhyolite ignimbrite, andesite, dacite flows and tuffs and minor epiclastic beds. The upper member is principally exposed. It consists of a 300 metre thick section of mostly rhyolite and rhyodacite tuff between the Ozernaya and Sredniy Kayemraveem Rivers on East Kupol.

The Eropolsk suite is unconformably overlain by sub-horizontal basalt flows of Paleogene age that vary from 1.5 to 30 metres thick. These flows vary from massive to amygdaloidal and contain phenocrysts of labradorite, pyroxene and olivine. Isolated outliers of this basalt occur in the northeastern part of the region.

Small bodies and dikes of rhyolite and basalt cut the middle member of the Eropolsk volcanic suite in the vicinity of the Kupol deposit. They form dikes and small flow dome complexes that tend to be localized along the Kayemraveem lineament and the Kupol structure. Dikes are 1 to 60 metres wide and hundreds of metres to several kilometres in length. Dikes in other areas tend to have a shorter strike length.

Several periods of glacial deposits occur within the project area. Deposits from the Zyryansk glaciation (65,000 to 74,000 BC) are widely distributed, and comprise end, basal and lateral moraines and pseudo-terraces within the Ozernay and Praviy Kayemraveem river valleys. They vary from 6 to 150 metres in thickness and can contain lenses of fluvio-glacial gravels 1 to 30 metres thick. Younger deposits of the Sartansk glaciation occur as terraces of glacial, fluvio-glacial and alluvial facies in the Kayemraveem and Ozernaya river valleys. Fluvio-glacial deposits vary up to 25 metres in thickness.

Mineralization

<u>West Kupol Mineralization</u>

(a) North Kupol

Drilling at the northern boundary of the Kupol block encountered the northern continuation of the Kupol vein. Three holes collared 45 metres south of the northern boundary encountered vertical quartz veins up to two metres wide between 127 and 184 metres Reduced Level elevation. The veins are hosted in a sequence of andesite-basalt, ash tuff and agglomerate that is capped by basaltic ignimbrite. The veins are reported to contain traces of pyrite, pyrargyrite and silver sulphosalts, yet grades are low, varying from 0.1 to 1.02 g/tonne gold and 0.5 to 47.8 g/tonne silver. The north end of the area of the inferred resource for the Kupol vein system comes to within 130 metres of the northern boundary of the Kupol block with significant grades over potentially mineable widths present within the inferred outline.

The North Kupol target is the northern extension of the magnetic susceptibility low that continues north beyond the area drilled on the Kupol deposit. This magnetic low essentially defines the area of hydrothermal alteration associated with magnetite destruction along the full length of the Kupol vein system. It intensifies over the northern most 800 metres of the drilled portion of the Kupol deposit where a cross-fault has down dropped the deposit by several hundred metres, preserving a steam heated alteration zone above the boiling horizon of the Kupol vein system. The alteration zone is comprised of a 100 to 200 metre thick zone of strong clay alteration, where kaolinite and smectite have replaced much of the host andesite and andesite-basalt pyroclastic and flow units. The alteration zone, as indicated by the magnetic low, is in excess of 600 metres wide in this area, reflecting both the vertical dip of the vein structure and the shallow to flat lying orientation of the stratigraphy, with pervasive alteration spreading outward to the east and west from the vein structure.

(b) Khmuriy

This prospect encompasses the Khmuriy Creek drainage immediately southwest of the Kupol block. The area is mostly underlain by andesite flows and tuffs of the middle member of the Eropolsk suite. Minor rhyolite tuffs of the lower member occur to the south. Small subvolcanic dacite bodies outcrop in the upper portions of the Khmuriy Creek drainage. These rocks are propylitic altered, and contain linear zones of silicification. Soil geochemical sampling has uncovered weak anomalies of molybdenum, arsenic, bismuth and barium occupying 8 to 12% of the area, and smaller anomalies of gold, silver, lead, zinc and lithium covering 4 to 6% of the sampled area. A series of float samples contained up to 0.6 g/tonne gold and 5 g/tonne silver.

(c) Avgusteishiy

This occurrence is situated along the west side of the Sredniy Kayemraveem River, 8 to 13 kilometres south-southwest of the Kupol deposit. Mineralization consists of north to northeast trending zones of silicified and sulphidized wallrock containing quartz and quartz-carbonate veinlets with disseminated sulphides. The most continuous of the quartz vein zones occurs in the Southern part of Avgusteishiy, and is comprised of quartz veins up to two metres wide, striking for 200 metres in a north-east direction. The veins are polymetallic in nature, with the following three vein assemblages defined; quartz-pyrite, galena-pyrite-quartz and quartz carbonate. These veins can also contain copper and zinc sulphides, native gold, azurite, malachite and iron hydroxides. Earlier lithogeochemical sampling of quartz-pyrite mineralization over the northern portion of the Avgusteishiy prospect (Avgusteishiy North) encountered values of between 1 to 5 g/tonne gold and 0.8 to 33 g/tonne silver. To the south (Avgusteishiy South), samples of galena-pyrite-quartz mineralization assayed up to 11.2 g/tonne gold and 70.8 g/tonne silver.

Avgusteishiy North consists of a northeast trending gold soil geochemical anomaly with smaller silver, arsenic, copper, lead and molybdenum anomalies within the northern-central portion of the area between Lev and Avgusteishy creeks. The geochemical anomaly is 2.5 kilometres long, 0.5 to 1 kilometres wide and contains gold values of up to 1 g/tonne. Three trenches totalling 1,460 linear metres in the northern half of the anomaly encountered locally quartz-sericite altered and silicified rhyolite and dacite tuffs with sparse quartz veins. Channel sampling of trenches returned 0.2 to 0.8 g/tonne gold and up to 3 g/tonne silver.

Avgusteishiy South comprises a large soil geochemical anomaly containing elevated gold, silver, zinc, lead, copper and molybdenum over a 2.5 by 1.5 kilometre area between Avgusteishy and Right Kay creeks. Three trenches, totalling 1,422 linear metres, encountered locally highly silicified and quartz-sericite altered dacite and andesite flows and tuffs with rare quartz veins. Channel samples from trenches returned 0.2 to 0.8 g/tonne gold, 8 to 418.8 g/tonne silver, 0.003 to 0.01% molybdenum, 0.1 to 6% lead and up to 0.2% zinc. Malachite and azurite staining is present within trenches in the area, but copper grades commonly average greater than 0.15%, with maximum sample values to 0.8%.

(d) Dublon

The Dublon occurrence is located eight kilometres east of the Avgusteishiy occurrence. Dublon comprises two occurrences, two kilometres apart, Dublon and Dublon East. The vein occurrences straddle the southern boundary of the West Kupol license.

Quartz veining was first noted at Dublon in 2000, during regional, 1:50,000 scale soil sampling. Six quartz samples collected during follow-up prospecting returned up to 5.4 g/tonne gold and 40 g/tonne silver. Additional grab sampling of quartz in 2001 returned up to 8 g/tonne gold and 8 g/tonne silver. Prospecting in 2000 and 2001 northeast of Dublon identified a zone of quartz veinlets containing pyrite, galena, sphalerite and chalcopyrite. Eight grab samples returned 1.2 to 8.6 g/tonne gold, 10 to 314.2 g/tonne silver, up to 0.2% lead, up to 0.08% zinc and up to 0.015% copper.

Dublon consists of a zone of quartz veinlets and veins occurring over a 1,250 by 750 metre area oriented northwest-southeast. The zone has been explored by six trenches totalling 1,295.3 metres and six angled diamond drill holes totalling 442.4 metres. Significant veins occur at the north end of this zone, here, three veins up to 5.0 metres wide have been traced northward for 900 metres by mapping, trenching and drilling to the southeast bank of Right Dublon Creek. The northern most vein has been traced for 250 metres in andesite. A trench across the central portion of this vein returned less than 0.5 ppm gold and 37 ppm silver over 3.0 metres.

To the south, two parallel veins, 20 to 50 metres apart, have been traced along surface for 700 metres. The two veins have been intersected in four drill holes and two trenches along two sections 300 metres apart. At surface the veins strike 352 degrees to 020 degrees and dip 60 degrees to 80 degrees west. Correlations and steep core angles (mostly 50 degrees to 80 degrees to core axis) suggest the dip of the veins shallow with depth to 30 to 50 degrees west. Vein widths range from 0.5 to 5.0 metres, mostly 1 to 2 metres, and narrow with depth. Drilling encountered insignificant grades, the highest from a drill intersection of the western vein grading 2.0 g/tonne gold and 7.2 g/tonne silver over 0.2 metres.

East Dublon is located two kilometres east-northeast of West Dublon, in the headwaters of Left Dublon Creek. It consists of a 600 by 400 metre area of localized quartz veinlets in propylitic altered andesite tuff. Sampling of three trenches totalling 2,430.8 metres has returned insignificant results, the best being 0.4 g/tonne gold over 0.20 metres across a narrow zone of quartz veinlets.

(e) Dubonnet

The Dubonnet anomaly is located about one kilometre west of Dublon. It is underlain by rhyolite tuff and andesite flows and tuffs. Historic soil sampling has encountered a gold, silver and arsenic anomaly that trends north for four kilometres and is up to 1 kilometre wide.

(f) Bazisniy

The Bazisniy occurrence is located in the headwaters of Bazisniy creek, a northeast flowing tributary of Moroshka Creek, three kilometres north-northeast of the East Dublon occurrence and 11 kilometres southeast of Kupol. This prospect is underlain by andesite and andesite-basalt flows and tuff and rhyolite flows and tuffs. Sampling has encountered anomalous gold, silver and arsenic. Float samples have returned assay of up to 3.8 to 8.6 g/tonne gold and 314 g/tonne silver.

(g) West Moroshka

The West Moroshka occurrence is located in the upper part of Moroshka Creek, four kilometres east-southeast of Kupol. The area here is underlain by andesite and andesite-basalt flows and tuffs, rhyolite flows and tuffs, basalt flows and small bodies of gabbro. No mineralized veins have been located to date in the West Moroshka area. However, 1:50,000 scale soil sampling (500 by 100 metres) has encountered linear northeast striking anomalies of gold, silver, arsenic, antimony and molybdenum up to three and a half kilometres long. Stream sediment sampling indicates a strong gold (to 1.32 g/tonne gold), silver (to 0.665 g/tonne silver), arsenic, antimony, mercury anomaly in excess of five kilometres in length emanating from the West Moroshka river basin. The strong epithermal pathfinder element signature indicates there is potential to locate a buried deposit.

East Kupol Mineralization

(a) Prekup

Prekup is located immediately east of the Ozernaya River, thirteen kilometres southeast of the Kupol deposit. The occurrence was first identified during regional mapping surveys in 1966. At that time a vein system up to 30 metres wide and striking for 800 metres was identified with samples values to 1.0 g/tonne gold and 1.5 g/tonne silver. Follow up prospecting, while carrying out geochemical surveys in 1993, located a float sample grading 11.2 g/tonne gold and 19.6 g/tonne silver. This float was followed up by a soil geochemical survey, chip sampling and prospecting. This work identified a discontinuous zone of silicification up to 200 metres wide that trends northerly for 1.1 kilometres. Additional float samples collected during this work returned 7 to 176 g/tonne gold. Additional geochemical and geophysical surveys were completed during 1999 to 2000, including soil and rock geochemical surveys on a 100 by 20 metre grid over the central and southern portions of the zone in 1999. The occurrence was also drilled and trenched during this time. Geochemical and geophysical surveys were continued to the west and northwest in 2002.

The bulk of mineralization at Prekup is contained in one 0.8 to 13.4 metres wide northerly striking anastomosing vein that has been traced for 900 metres along strike and up to 110 metres downdip in ten historic trenches and four historic diamond drill holes. The vein is hosted in variably clay and quartz-sericite altered rhyolite along or within 20 metres of the western contact of a 10 to 20 metre wide parallel fault zone developed in the hanging wall of the vein over its northern half. The fault cuts across the vein and continues along the footwall (west side) in the northern most 150 metres, displacing a 50 metre segment of the vein where it crosses. Higher grades are found on surface over a 220 metre length in the central portion of the vein, varying from 4.6 to 36.3 g/tonne gold and 7.4 to 87.9 g/tonne silver. Trench 2 in this area returned 9.5 g/tonne gold and 37.4 g/tonne silver over a width of 13.4 metres. Trench 3, 150 metres to the south, returned 36.4 g/tonne gold and 87.9 g/tonne silver over 7.1 metres. Grab samples from this portion of the vein have assayed up to 700 g/tonne gold and 1300 g/tonne silver. Gold grades to the north, where an early phase of pyrite-adularia-quartz prevails, are lower at a few grams per tonne. Drilling encountered weakly mineralized quartz vein with grades below detection limits. Overall silver-gold ratios range from 3:1 to 5:0 in more strongly mineralized portions of the zone.

Five angled holes drilled along a fence at the northern end of the gold-silver-arsenic-antimony soil anomaly that follows the main vein, 200 to 300 metres north of the northern most trench, encountered variably quartz-sericite altered rhyolite and dacite-andesite tuffs with sparse quartz veining. Soil geochemical surveys suggest the vein zone continues south, under talus towards the Ozernaya River.

A second northerly striking anastomosing vein lies 30 to 90 metres west of the main vein. It has been traced for 200 metres in four trenches and varies from 0.5 to 3.8 metres wide, locally separating into two narrower splays. The vein is hosted in quartz-sericite altered rhyolite. It is in part flanked to the east by a two to ten metre wide fault zone, similar to the main vein. Grades are low, the best being 5.8 g/tonne gold and less than 0.5 g/tonne silver over 0.6 metres.

Historic soil sampling at Prekup has uncovered anomalous gold, silver, arsenic, antimony and molybdenum occurring in a north-trending one and a half kilometre long by up to 250 metre wide zone centered on the main vein. Gold in sampled quartz correlates tightly with silver, arsenic, antimony, molybdenum and tungsten, and less strongly with lead, zinc, copper, nickel and tin. Amongst the various quartz types, homogenous, fine grained quartz is most anomalous in gold, silver, arsenic, antimony, lead, zinc, copper, molybdenum and nickel.

Soil sampling at West Prekup, 400 to 600 metres west of Prekup, encountered a zone of anomalous gold, silver and molybdenum that trends discontinuously north for one and a half kilometres in an area underlain by dacite flow and tuff. Gold grades are higher to the north, where prospecting has defined several zones of quartz veinlets. Several float samples of quartz taken 200 metres apart from these quartz veinlet zones assayed 5.6 g/tonne gold and 9.8g/tonne silver. Farther south the central portion of this zone consists of a 500 metre long gold-silver anomaly. Channel samples from this zone assayed up to 10.6 g/tonne gold, 44.06 g/tonne silver, and 6% arsenic over one metre.

Five to six hundred metres farther west, a north-trending gold-silver soil anomaly follows the east bank of the Ozernaya River for one kilometre. Trenching and prospecting uncovered zones of quartz veining, clay alteration, faulting and areas of silicification in rhyolite tuff. Float samples from here assayed up to 0.05 g/tonne gold and 50 g/tonne silver.

(b) KaK

Recent prospecting has identified a zone of east-west trending quartz vein float approximately 1.8 kilometres north-east of Prekup. The quartz vein float has a high level epithermal character, with banded chalcedony and lattice textures (bladed quartz after calcite) developed suggesting a boiling hydrothermal system.

(c) Tokai

The Tokai occurrence is located on the east side of the Praviy Kayamreveem River, just southwest of its south-east flowing tributary Tokai Creek, seventeen kilometres east-southeast of Kupol and six kilometres east of Prekup. The occurrence was first identified by regional geochemical surveys during the 1960s. This was followed by prospecting, trenching, drilling and detailed geophysical and geochemical surveys over a six square kilometre area.

Soil and rock sampling has identified three principle zones of anomalous mineralization: an 800 metre long by 300 metre wide north/northwest trending zone to the northwest; a 1400 metre long by 500 metre wide zone trending north/northwest to the northeast; and a 1,400 metre long by 700 metre wide northeast trending zone to the south.

Anomalous to significant gold and silver values were returned from a northwest striking zone of silicification and quartz veining 0.15 square kilometres in size in the southeastern part of the southern anomaly where a series of quartz float samples returned 1 to 25 g/tonne gold and 154.8 to 1049 g/tonne silver. Three trenches totalling 705 linear metres encountered faulted and altered zones 4 to 15 metres wide with vein debris in andesite returned 0.1 to 1 g/tonne gold and 4 to 50 g/tonne silver.

The northwestern anomaly contains a series of linear northwest trending silicified and quartz-sericite altered zones with quartz and quartz-carbonate veins in andesite, propylitically altered in part, over a 400 by 300 metre area. Five historic diamond drill holes and four historic trenches returned up to 9.8 g/tonne gold, 23.4 g/tonne silver over 0.3 metres in propylitic and locally quartz-sericite altered andesite containing zones of weak mm to centimetre-scale quartz and chalcedony veinlets.

(d) Moroshka

The Moroshka occurrence is located immediately southwest of Moroshka Creek, one kilometre west of its confluence with the Ozernaya River, twelve kilometres southeast of the Kupol deposit and 2.5 kilometres southwest of Prekup. It is situated just off the East Kupol license, about 500 metres west of its western boundary. While situated off the license this occurrence is described here because it represents another area of epithermal mineralization within the district, proximal to the license boundaries.

Anomalous gold and silver values were first detected here during 1:50,000 scale soil sampling in 2002. This work was followed by prospecting and 1:10,000 scale soil geochemical surveys in the same year. These surveys detected anomalous gold, silver, arsenic, copper, molybdenum, zinc, bismuth, barium and lithium, with anomalous gold occurring over a 0.3 square kilometre area. Gold is associated with anomalous silver and arsenic, which occur over a widespread area.

Mineralization consists of two quartz veins and four veinlet zones occurring in a 1.3 by 1 kilometre area that is underlain by subvolcanic rhyolite and dacite tuff. The eastern vein strikes 145 degrees azimuth for 570 kilometres, while the western vein, 300 to 400 metres to the west, strikes 170 degrees azimuth for 500 metres. Both veins are vertical to sub-vertical and vary up to 1.5 metres in width. Fire assays have returned up to 2.8 g/tonne gold and up to 213.2 g/tonne silver from the western vein and 0.8 g/tonne gold and 400 g/tonne silver from the eastern vein. These two veins also contained up to 1% arsenic and 0.8% antimony.

The following four mineral assemblages have been defined:

- Pyrite-adularia-quartz;
- Arsenopyrite-pyrite-adularia-quartz;
- Gold-stephanite-pyrargyrite-adularia-quartz; and
- Calcite-quartz.

Arsenopyrite-pyrite-adularia-quartz, is widespread in veins and veinlet zones at Moroshka. It comprises light grey fine to medium grained quartz containing disseminations and veinlets of arsenopyrite, pyrite and tennantite. Minor chalcopyrite and rare sphalerite are also present.

The gold-stephanite-pyrargyrite-adularia-quartz assemblage occurs dominantly to the south. It comprises milky white indistinctly banded to colloform banded quartz-adularia containing up to 1% sulphides/sulphosalts. It cuts the earlier arsenopyrite-pyrite-adularia-quartz phase. Freibergite, stephanite and native gold may also be present. The last assemblage consists of milky white quartz, together with calcite, that occurs in open space voids (druze) as crystals up to 1 to 2 centimetres in size.

Exploration

Exploration of the region by Anyusk has followed a multi-stage approach, similar to techniques used in the west. Systematic exploration was spurred by the discovery of the Kupol deposit in 1995. All work conducted by the Russian state survey teams was conducted in accordance to the Russian norms for Russian exploration projects. This work involved the following phases.

<u>Geological Mapping</u>

Initial geological mapping in the region was of a high quality and formed a solid foundation for later survey work. Based on the experience at the Kupol deposit and in recent mapping work the quality of the regional mapping was on a scale of 1:50,000 and the outlying prospects on a scale of 1:10,000, not necessarily of a particularly high quality. This is in part a function of much of the work in the region being driven and organized by geochemical sampling teams rather than geological survey parties.

Soil Sampling

Soil and lithogeochemical sampling commenced in the vicinity of the Kupol deposit as early as 1995, however the bulk of this work was completed over the region between 2000 and 2002. Systematic soil grid sampling was initially of regional nature (1:50,000 scale), conducted on a 500 by 100 metre grid along lines oriented east-west over a 900 square kilometre area encompassing both the East and West Kupol licenses. This work outlined a number of multi-element soil anomalies, dominated by silver, gold, arsenic, and molybdenum that occupy two belts. The first comprises a twelve kilometre long belt up to two kilometres wide on the West Kupol license that follows the west side of the Sredni-Kayamraveem River southward from the Kupol deposit through Khmuiry and on to Avgusteishiy. The second belt commences on the east bank of the Sredniy Kayamraveem River on the southern portion of the West Kupol licence at Dubonnet and continues northeast onto the East Kupol licence for sixteen kilometres through Dublon, Moroshka and Prekup, terminating at Tokai. Follow-up detailed (10,000 scale) soil and litho geochemical sampling was competed on 100 by 20 metre grids along lines oriented east-west at Prekup, Tokai, Moroshka, Avgusteishy and Khmuiry. This detailed work was completed between 2001 and 2003.

Prospecting

Anomalous areas identified in regional 1:50,000 scale soil surveys were followed up by prospecting and lithogeochemical sampling prior to detailed soil sampling and geophysical surveying.

Magnetic and Resistivity Surveying

A series of detailed ground based magnetic and resistivity surveys were completed by Anyusk over several occurrences on the East and West Kupol licenses in order to assist in the mapping of quartz veins and associated alteration zones. Measurements were taken on a 100 by 10 metre grid for magnetic surveys and a 100 by 20 metre grid, that was locally tightened to 50 by 5 metres, for resistivity surveys.

Magnetic survey work at Kupol, by Bema and contract personnel, and more recently on the East and West Kupol licenses has confirmed that the quality of the Russian magnetic surveying is reasonable.

The Company completed over 769.29 kilometres of ground magnetic surveying in the winter and spring of 2007. An additional 752.66 kilometres of surveying has recently been completed. All field readings were corrected daily against a base station magnetometer set to take readings every two seconds and the data set levelled based on data from daily control stations readings for each grid region. Final data levelling, de-spiking and correcting was performed by Aurora Geoscience, Whitehorse, Canada with additional levelling work to be conducted by other geophysical contracting companies in Canada upon completion of the various geophysical grids.

Detailed magnetic and resistivity surveying was carried out over three occurrences: Prekup; Tokai; and Avgusteishiy. A 1,500 by 500 metre area was initially surveyed over the vein system at Prekup in 1999. The grid was extended to the west in 2002 to include West Prekup, expanding coverage at Prekup to a 2.3 by 2.0 kilometre area for the two grids.

A 3.4 by 1.7 kilometre area was surveyed at Tokai in 2002. The northern third of the Tokai grid features a series of narrow north-northwest trending magnetic lows contrasting against broader areas of elevated magnetism. These correspond to zones of alteration and veining. The southern two-thirds is an area of low magnetic relief with one intense magnetic high in the central portion of this grid, which corresponds to a 400 by 300 metre area of basalt. The southern and northwestern alteration and veining zones at Tokai are contained within broader north to northwest trending areas of higher resistivity, while similar zones to the northeast lack the associated resistivity highs.

Avgusteishiy was surveyed over a 6 by 2.5 kilometre area in 2003. The western portion of the grid is underlain by a five by 0.8 kilometre area of higher magnetism trending 030 degrees azimuth. Much of the soil geochemical anomalies lie within this area. Narrower linear zones of higher resistivity of similar orientation lie within this magnetic high and correspond more closely with gold soil anomalies.

Trenching

Fifty trenches totalling 10,552.8 metres were excavated by Anyusk between 1999 and 2004 on the following four prospects; Avgusteishiy (six trenches totalling 2,882 metres in 2003), Dublon (nine trenches totalling 2,430.8 metres in 2002), Prekup (twenty trenches totalling 3,376 metres between 1999 to 2003), Tokai (fifteen trenches totalling 1,856 metres in 2002 to 2004).

Most of the trenching was focused on the testing of anomalies identified during detailed 1:10,000 scale sampling and of alteration/veining zones identified during prospecting and mapping. Trenching assisted in the assessment of two well defined vein systems at Prekup and Dublon. In the case of Prekup, ten trenches were spaced 40 to 300 metres along the vein, seven of these were spaced at 35 to 50 metres in the richer northern half. In the case of Dublon, two trenches spaced 300 metres apart help define two parallel quartz veins.

Historic Drilling

Prekup (East Kupol)

An initial four holes totalling 530.2 metres were drilled in 2000. Core recovery for those four holes ranged from 30 to 100% for wall rocks, averaging 90%, and 78 to 100% for ore intervals. No downhole surveys were carried out.

The four angled holes were drilled westward on two sections 150 metres apart, targeting the vein at 50 and 100 metres below surface. All four of these holes encountered the main Prekup vein, tracing the vein up to 110 metres downdip to a vertical depth of 100 metres below surface. Hole to hole correlations and core angles (40-45 degrees TCA) indicate the vein dips 67 degrees to 78 degrees east. True widths vary considerably, similar to that seen in surface trenches, varying from 1 metre to 11 metres at depth. All four holes encountered barren quartz with no detectable gold or silver assay results.

Follow-up drilling in 2002 and 2004 focused on testing for the northern extension of the main Prekup vein and exploring West Prekup. The larger core drilled in 2004 increased core recoveries to 95 to 100%. Two angled holes totalling 50 metres were drilled in 2002 on West Prekup, following up a 0.4 metre wide vertical quartz vein exposed by trenching. The two holes encountered minor carbonate veining in porphyritic rhyolite. Seven holes totalling 600.2 metres were drilled in 2004 north and northwest of the main Prekup vein. Five of these holes, totalling 499.0 metres, were drilled westward along a 300 metre long fence oriented at 060 degrees azimuth, 200 to 300 metres north of the north end of the vein. They encountered variably quartz-sericite altered rhyolite and dacite-andesite tuffs with sparse quartz veining. Another two holes totalling 101.2 metres were drilled 1.1 kilometres north-northwest of the north end of the main Prekup vein, following up on several zones of quartz fragments up to five metres wide exposed in a trench. They intersected andesite, dacite and rhyolite tuffs with sparse quartz and quartz-carbonate veinlets.

Tokai (East Kupol)

Nine holes totalling 508 metres were drilled on Tokai in 2002. No significant mineralization was encountered.

Dublon (West Kupol)

Six holes totalling 442.4 metres were drilled at West Dublon in 2002. Five of these holes totalling 402.4 metres were drilled on two sections 300 metres apart. Four of these holes intersected the two principle veins comprising West Dublon. The two veins are sub-parallel and separated by 20 to 25 metres of quartz-sericite altered rhyolite and andesite in section. The western vein has been traced up to 50 metres downdip to a depth of 30 metres below surface while the eastern vein has been traced up to 90 metres downdip to a depth of 50 metres below surface. Hole to hole correlations and steep core angles of 50 to 80 degrees suggest the veins shallow in dip from 60 to 80 degrees west at surface to 30 degrees to 50 degrees west at depth. True widths in section vary up to 2 metres for the western vein and 1 metre for the eastern vein. Both veins appear to pinch out at depth on the northern section. Drill core assays are low. The highest assays from the two veins are 2.0 g/tonne gold and 7.2 g/tonne silver over 0.2 metres for the western vein and 1.6 g/tonne gold and 0.4 g/tonne silver over 0.2 metres for the eastern vein.

Sampling and Analysis

Two phases of soil sampling were completed by Anyusk, an initial regional scale phase on a 500 by 100 metre grid and a follow-up detailed phase on a 100 by 20 metre grid. Material was sampled from a depth of 10 to 15 centimetres below surface from the C-B horizon and in some cases A horizon.

Samples of quartz vein, stockwork/sheeted vein zones, fault and altered wallrocks were collected over one-metre lengths in trenches and drill holes. Trench and core samples ranged from 0.2 metres to 1.2 metres in length. Trench samples were collected over a ten centimetre wide strip in bedrock excavated to a depth of three centimetres. Whole core was sampled, with only reference specimens being retained. In addition, chip samples were collected randomly over lengths of up to 5 metres from unaltered and weakly altered rocks in trenches and drill holes.

Soil samples were screened to less than 1 millimetre after being dried. Dried screened samples would weigh at least 200 grams. Samples were then analyzed by plasma emission spectroscopy for 18 elements (copper, gold, silver, arsenic, antimony, lead, tin, tungsten, molybdenum, zinc, bismuth, cobalt, nickel, vanadium, manganese, lithium, barium, beryllium) at the Bronnitska Expedition laboratory. Quality control samples were inserted into the sample stream in order to assess the accuracy, precision and reproducibility of the analyses.

Rock samples were dried, crushed, and ground using two jaw crushers, one roll mill and a disk grinder. Surface rock and core samples were analyzed by plasma emission spectroscopy ("emission approximate-quantitative spectral analysis") for 18 elements (including copper, gold, silver, molybdenum, zinc, nickel) at the Bronnitska Expedition laboratory. The accuracy, precision and reproducibility of the analyses were assessed internally and described as being satisfactory.

Samples from vein, veinlet zones, fault zones and strongly altered rocks were also fire assayed for gold and silver at the Anyusk laboratory. The lower limits for fire assays are 0.5 g/tonne gold and 5.0 g/tonne silver. The reproducibility of fire assays were assessed internally and externally by assaying pulp duplicates.

In the case of Prekup, 195 pulp duplicates were analyzed from 1025 trench and core samples collected from Kupol (848) and Prekup (177) in 1999 to 2000. Thirty to thirty-five pulp duplicates were analyzed for each of the following six gold grade classes; less than 0.5 g/tonne, 0.5 to 1.0 g/tonne, 1.1 to 4 g/tonne, 4.1 to 16.0 g/tonne, 16.1 to 55.0 g/tonne and greater than 55.0 g/tonne. The standard deviation of the differences between "run-of-mine" and duplicate pulps was found to be significant for three gold grade classes, less than 0.5, 0.5 to 1.0 and 4.1 to 16.0 g/tonne. Three factors were suggested to explain the lack of reproducibility of these analyses, the irregular distribution of gold, the significant amount of time that had passed between the assaying of "run-of-mine" and duplicate pulps and the use of different batches of reagents for the two groups of assays.

External assaying of the same pulp duplicates was carried out by the Central Scientific-Research Exploration Institute for Non-Ferrous and Noble Metals Analytical Centre. Statistical differences were found in two gold grade classes, 1.1 to 4.0 and 16.1 to 55.0 g/tonne. In the case of the second class, there were significant differences between analyses for only two of the thirty-three samples. The internal analyses for these two samples were nearly identical to the initial "run-of-mine" analyses, suggesting there were errors with the two external analyses.

Planned Exploration and Development

Exploration in the vicinity of the Kupol deposit has generated a series of targets that should be tested with more detailed work. Some of these targets were advanced using less efficient and effective Russian equipment. Drilling for example was conducted by Russian CKB drills that were limited in depth capacity, core size, and inclination. Most holes were limited to no more than 120 metres depth. Re-drilling with a Longyear 44 on West Kupol and a Russian CKB drill on East Kupol equipped with western drilling tools and supplies will aid in the further testing of these targets.

A multi-faceted program of exploration is planned by the Company on the East and West Kupol licenses for the 2007 field season. This program includes geological mapping, soil sampling, magnetic and resistivity geophysical surveying, trenching and diamond drilling. The exploration budget for the East and West Kupol licenses for the 2007 field season has been set at approximately US$2.9 million and US$3.93 million, respectively.

<u>East Kupol</u>

(a) Prekup

Prekup is host to a quartz vein up to 900 metres long and 13.4 metres wide that is locally strongly mineralized. This mineralization has been tested with insignificant results to 106 metres below surface with four holes drilled on two sections, 140 metres apart. The Company feels the mineralization discovered to date is at the top of the boiling system and needs to be tested deeper.

A series of five east-west oriented fences will be drilled 100 metres apart over the northern half of the main vein to 200 metres below surface and two fences 200 metres apart over the southern half, again to 200 metres below surface. The trenches will also be re-sampled and at least one shallow hole will undercut the higher grade trench to confirm the historic drilling.

The Company plans to confirm the continuity of the vein to the south between two trenches 300 metres apart, trenches K-4 and K-5 with two additional trenches 100 metres south of K-4 and 100 metres north of K-5. A trench will also be excavated half way between the northern most trench, K-1 and the fence of drill holes about 300 metres to the north comprising holes C-9 to C-13 to test the northern continuation of the vein.

(b) Tokai

Tokai consists of a series of subparallel northwest trending zones of alteration with millimetre to centimetre scale quartz veinlets of limited strike on the order of a few hundred metres exposed in upland areas in the northern and southern portions of the Tokai grid. Both areas have a strongly anomalous gold, silver and arsenic soil geochemical signature. The two areas are separated by an intervening lower area of valley fill centered on an east flowing stream. The presence of a broad zones of propylitic alteration, and more restricted zones of clay, sericite and silica alteration indicates the potential to locate a significant mineralized zone in the area. In addition, it is believed, based on the wide dispersions of veining in the area, and the alteration and geochemistry that the drilling in the area was likely too shallow and therefore may have only tested the upper portions of an epithermal system. There lies the potential that the system may coalesce with depth into wider and stronger mineralized structures. The Company plans to test this hypothesis by drilling several angled holes each in the northern and southern upland areas of Tokai. These holes will have to be 250 to 300 metres in depth. To aid in drill hole spotting a program of more detailed mapping, trench resampling and further trenching will be conducted.

The alteration and veining zones exposed at surface for the most part occupy similar oriented resistivity highs of up to 600 metres in length. The Company plans to trench two northwest trending resistivity highs 400 to 600 metres in length in the intervening valley and in the southwestern corner of the Tokai grid. Depending on the depth of overburden, the resistivity high in the valley may be tested by several drill holes.

<u>West Kupol</u>

(a) North Kupol

Drilling on the West Kupol license has defined the Kupol vein system to within 40 metres of the boundary of the Kupol license. Geophysical surveys have shown that the geophysical signature on the West Kupol license has a similar character to that over the known mineralized zone. Moreover, the magnetic low signature has an orientation similar to the main ore zone at Kupol, the Big Bend zone, with a flexure in the structure indicated a very prospective drill target. The depth to the top of mineralization on the Kupol license, adjoining the West Kupol license is in excess of 150 to 200 metres, with the most favourable target at around the 150 metres Reduced Level, approximately 400 metres below surface. While the North Kupol target represents the most prospective target on the license, it will be expensive to drill due to the length of hole required to reach the most favourable target level. A series of holes are planned to test the magnetic lows and resistivity highs both on the main vein trend and in the parallel and more northern targets.

(b) Dubonnet

Dubonnet comprises a linear north-trending gold-silver-arsenic soil anomaly that may represent another vein system parallel to that found to the east at Dublon. This anomaly has been outlined along a regional 500 by 100 metre grid. The Company plans to geologically map the area at 1:5,000 and then conduct a more detailed soil sampling survey to help define the anomaly in areas of poor exposure. Because the size and continuity of this anomaly in regional soil sampling, the area will be tested by a series of trenches in conjunction with detailed soil sampling.

(c) Avgusteishy

The Company plans to conduct more detailed geological mapping at Avgusteishiy to refine the location of the silicified zones and field check anomalous soil and geophysical anomalies. Trench locations will be contingent on the initial phase of mapping.

(d) West Moroshka

West Moroshka consists of a linear north-east trending anomaly elevated in gold, silver, arsenic, antimony, mercury and molybdenum up to 3.5 kilometres in length that has been defined in regional soil sampling and stream sediment surveys. The Company plans to conduct more detailed soil sampling grid to help refine this anomaly, followed by resistivity surveying, prospecting and geological mapping.

USE OF PROCEEDS

The net proceeds of the Offering are estimated to be approximately C$● (C$●, if the Over-Allotment Option is exercised in full), after deducting the fees payable to the Underwriters and the estimated expenses of Offering in the amount of C$●. The net proceeds of the Offering represent the total funds available to the Company. The Company intends to use the net proceeds of the Offering as follows:

	C$ (million)
Exploration programs, including on the:	
Quebradona property	$20.75
Miraflores property (including property payments to property owners)	$15.0
East and West Kupol Licenses	$7.5
Valuations of properties for acquisition purposes	$3.0
Acquisition of interest in Gramalote BVI	$7.5
Repayment of indebtedness incurred in connection with the acquisition of assets under the Purchase Agreement	$14.9
Working Capital and General Corporate Purposes	●
TOTAL	●

The Company intends to spend the funds available to it as stated in this prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary. The actual use of available funds will very depending on the Company's operating and capital needs from time to time and will be subject to the discretion of the management of the Company.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Company drawn from the consolidated financial statements for the period from November 30, 2006 (date of incorporation) to August 31, 2007. This summary information should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. This information is presented in accordance with Canadian generally accepted accounting principles.

	For the period from inception (November 30, 2006) to August 31, 2007
	US$
Net Loss for Period	(3,915,439)
Basic and Diluted loss per share ($ per share)	(0.40)
Cash and cash equivalents	1,053,251
Total assets	15,003,097
Total long-term liabilities	2,714,435

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is as of ●, 2007. The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and the notes thereto of the Company for the period from November 30, 2006 (date of incorporation) to August 31, 2007, as well with the disclosure contained throughout this prospectus. The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in United States dollars, unless otherwise stated.

Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on the current plans, objectives, goals, strategies, estimates, assumptions and projections about the Company's industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed elsewhere in this prospectus. See "*Forward-looking Statements*" and "*Risk Factors*".

Basis of Presentation

The Company's consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company is currently an exploration and development stage company and does not have any operations which generate revenues or profits. Further, there can be no assurance that the Company will either achieve or maintain profitability in the future. The Company requires additional financing to fund its continuing exploration and development efforts. In this regard, the Company is seeking funds through this Offering. Additional financing by way of private placement or through other offerings may also be required in the future.

The Company's ability to continue as a going concern is dependent on raising additional financing, the outcome of which cannot be predicted at this time. The consolidated financial statements do not include any adjustments or reclassifications of assets and liabilities which might be necessary if the Company is unable to continue its planned exploration and development activities.

The combined results of operations of the Company and its subsidiaries will not necessarily be indicative of the consolidated financial position, operating results or cash flows in the future. The Company expects that its general and administrative expenses as a publicly-traded company will be higher than those reflected in the combined consolidated statement of operations.

Incorporation and Overview

B2Gold was incorporated under the BCBCA on November 30, 2006. B2Gold was formed by certain former executives of Bema and essentially commenced operations in March 2007. The Company is a mineral exploration company that acquires interests in and explores mineral properties, primarily for gold, in Colombia and Russia. The Company's interests in mineral properties are at various stages of exploration, including the interests in the Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia.

The Company is in the process of advancing the development of its interests in mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for interests in mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to fulfill its earn-in requirements, to complete the development, and upon future profitable production or proceeds from disposition of its interests in the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

B2Gold was formed to acquire certain assets formerly owned by Bema that were considered by Kinross not to be part of the core assets of Bema that Kinross wished to retain and acquire in the arrangement transaction approved by Bema's shareholders and implemented on February 27, 2007. On February 26, 2007, pursuant to the Purchase Agreement, B2Gold acquired the former interests of Bema in a joint venture arrangement with AngloGold relating to the acquisition of interests in certain properties and land in Colombia, as well as certain office leasehold interests and furniture and equipment, a US$1.9 million receivable from Puma and an option to acquire approximately 35% of the outstanding shares of Puma from Bema.

B2Gold agreed to pay an aggregate of US$7.5 million in the form of 2,722,500 common shares of B2Gold and promissory notes aggregating of US$7,453,717 for the assets acquired on February 26, 2007. B2Gold also agreed to acquire an indirect 37.5% joint venture interest in two mineral exploitation licenses covering approximately 425 square kilometres surrounding the former Bema's Kupol mine for an additional US$7.5 million, payable in Common Shares and promissory notes.

The Company is currently negotiating with Kinross and CUE to establish the intended joint venture to hold the East and West Kupol licenses.

Subsequent to August 31, 2007, the Company has settled in principle the terms of an agreement to acquire 25% of the issued and outstanding shares of Gramalote BVI which holds mineral exploitation and exploration licenses and concession contracts covering approximately 27,000 hectares in Colombia. The Company is required to pay US$15,000,000 to the vendors for this interest and to issue warrants to purchase C$5,000,000 of the Company's Common Shares.

As part of the terms agreed to among Kinross, Bema and the Company, Kinross has a pre-emptive right to subscribe for 9.9% of the Common Shares issued by the Company at any time up to February 27, 2008 and has the right to increase its share ownership to 19.9% of the Company by subscribing for Common Shares in the Offering at the Offering Price.

The Company's business plan is to identify and acquire early stage mineral exploration properties with high value potential with a focus on gold. The Company intends to target properties with potential to host a minimum of 1 million ounces of gold. The Company's primary areas of activity are initially expected to be Colombia and Russia. The Company is in the development stage and has no revenue.

Results of Operations

The following information has been extracted from the Company's audited consolidated financial statements for the period from November 30, 2006 (date of incorporation) to August 31, 2007. There are no comparable results from earlier periods, as the Company was incorporated on November 30, 2006.

Selected Annual Information:

	US$
Total revenues (excludes interest income and management fees)....	—
Net Loss for Period	3,915,439
Loss per share – basic and diluted	0.40
Total assets	15,003,097
Total current liabilities	6,679,247
Total long-term liabilities	2,714,435

The Company reported a loss of US$3,915,439 (US$0.40 per share) for the period from its inception on November 30, 2006 to August 31, 2007. The Company has no source of ongoing operating revenue. The loss during the period included a write-off of resource property costs in the amount of US$2,239,825, relating to the San Martin de Loba (US$1,244,993) and San Carlos properties (US$994,832) in Colombia, as the Company elected not to continue to explore these properties due to poor drill results.

During the period, the Company completed its acquisition of certain assets (see "*Incorporation and Overview*" above), entered into an agreement for the acquisition of a 25% interest in Gramalote BVI, commenced exploration on the East and West Kupol licenses, conducted drilling and field-work on a number of properties in Northern Colombia (and subsequent to August 31, 2007, expanded the area of interest under its joint venture arrangement with AngloGold.)

Operating activities

Operating activities, after non-cash working capital changes, required funding of approximately US$1.8 million for the period from November 30, 2006 to August 31, 2007, due primarily to general and administrative expenses. The Company essentially commenced operations in March 2007.

Financing activities

On February 26, 2007, the Company completed a non-brokered private placement of 3,000,999 Common Shares at a price of C$0.02 per share for gross proceeds of C$60,020 (US$53,844). On July 25, 2007, the Company also completed a non-brokered private placement of 41,599,000 Common Shares at a price of C$0.02 per share for gross proceeds of C$831,980 (US$746,362). Share issue costs totalled US$4,952. Both private placements were completed with certain directors, officers and employees of the Company and other investors.

During the period, the Company received advances of US$580,807 from certain officers and shareholders of the Company.

Investing activities

During the period ended August 31, 2007, the Company incurred resource property expenditures and acquisition costs in the amount of US$7,073,659 (on a cash basis) as follows: US$2,756,048 on Colombia properties (under the Colombia JV Arrangement), US$809,080 on the East and West Kupol licenses and US$3,508,531 on the Gramalote property acquisition.

The Company is also responsible for making the following cash payments to the underlying property vendors with respect to the Miraflores, La Mina, and San Luis properties (these payments are at the Company's discretion and are based upon available financial resources and the exploration merits of the properties that are evaluated on a periodic basis):

- Miraflores: (i) 420,000,000 pesos (US$197,400) on October 25, 2007, (ii) 480,000,000 pesos (US$225,600) on April 25, 2008, (iii) 520,000,000 pesos (US$244,400) on October 25, 2008, (iv) 600,000,000 pesos (US$282,000) on April 25, 2009, (v) 820,000,000 pesos (US$385,400) on October 25, 2009 and (vi) 3,570,000,000 pesos (US$1,762,500) on April 25, 2010.

- La Mina: (i) US$50,000 on November 20, 2007, (ii) US$50,000 on May 20, 2008 and (iii) US$1,000,000 thirty days after a pre-feasibility study.

- San Luis: (i) US$75,000 on June 6, 2008, (ii) US$150,000 on June 6, 2009, (iii)US$200,000 on June 6, 2010, (iv) US$350,000 on June 6, 2011, (v) US$1,625,000 on June 6, 2013.

At August 31, 2007, the Company had not completed the Earning Requirements on any of the properties described above and consequently, no joint venture entities were formed with AngloGold.

Liquidity and Capital Resources

At August 31, 2007, the Company had cash and cash equivalents of US$1,053,251 and had a working capital deficiency of US$133,751. Subsequent to August 31, 2007, the Company had the following private placements:

- On September 20, 2007, the Company completed a non-brokered private placement of 25,000,000 Common Shares at a price of C$0.40 per share for gross proceeds of C$10,000,000. This private placement was completed with certain directors, officers and employees of the Company and other investors. As at August 31, 2007, the Company had received approximately C$9,400,000 (US$8,700,000) towards this private placement (which for accounting purposes have been recorded as subscriptions received within shareholders' equity on the Company's consolidated balance sheet).

- On October 12, 2007, upon the exercise of options held by the trustees of the Incentive Plan, an aggregate of 4,955,000 Common Shares were issued to the trustees of the Incentive Plan for gross proceeds of C$99,100.

- On October 24, 2007, the Company completed a brokered private placement of 15,000,000 Common Shares at a price of C$1.00 per share for gross proceeds of C$15,000,000. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with this private placement. The net proceeds from this placement will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI (see "*Investing Activities*" above), to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. Since inception, financing for its operations has been provided by its shareholders. In order to fund further exploration work and advance its projects, the Company is dependent upon raising financing through the issuance of its securities, including the funds to be raised pursuant to the Offering.

The Company's planned exploration and development expenditures on existing properties require significant financial resources. The Company remains dependent on raising additional financing through the issuances of equity securities to fund exploration and development requirements beyond those outlined in "Use of Proceeds" on existing properties, to fund property acquisitions and for general corporate costs.

Critical Accounting Estimates

The Company's accounting policies are described in Note 2 to the accompanying audited consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

- Use of estimates;
- Resource properties;
- Future income taxes; and
- Financial instruments.

Use of Estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Resource Properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

The Company reviews and evaluates the carrying value of resource property interests when events and circumstances suggest impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, resources and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property interest carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Future Income Taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Financial Instruments

Effective November 30, 2006, the Company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("**CICA**").

- *Financial Instruments – Recognition and Measurement (Section 3855)*

  This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income. All financial assets and liabilities are recognized when the entity becomes a party to the contract.

  All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

  - Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  - Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  - Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

- o All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

- o The note receivable from Puma is a "receivable", initially valued at fair value and subsequently measured at amortized cost.

- o The Puma Option, is a derivative instrument (as the value of the option changes with the underlying market price of Puma common shares) and as such is classified as held-for-trading. Derivatives are recorded on the balance sheet at fair value with mark-to-market adjustments included in net income/ loss.

- o The notes payable to 6674321 Canada Inc. have been designated as "an other financial liability", initially valued at fair value and subsequently measured at amortized cost.

- *Comprehensive Income (Section 1530)*

  Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is appropriate to recognize them in net earnings/ loss. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

- *Hedging (Section 3865)*

  This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not currently employ hedge accounting.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Related Party Transactions

As part of the arrangement between Bema and Kinross and pursuant to the Purchase Agreement, the Company entered into the following agreements with Puma, a company related by way of common directors:

- Management Services Agreement pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel to Puma in consideration for a monthly fee of C$5,000.

- Exploration management agreement, whereby Puma will reimburse the Company for services supplied in connection with Puma's exploration or development work programs.

During the current period, the Company also provided management, administrative and technical services, on a month-to-month basis, to Victoria Resource Corporation and Consolidated Westview Resource Corp., companies which were also previously managed by Bema.

The Company had the following transactions and balances with these associated companies (in addition to those transactions already discussed in the sections above):

	US$
Consolidated Statement of Operations	
Management fees (Income)	(40,369)
Expenses (reimbursed):	
Office and general	(67,720)
Salaries and benefits	(21,530)
Rent	(8,971)
	(138,590)
Consolidated Balance Sheet	
Accounts receivable	255,721

At August 31, 2007, the Company owed US$580,807 in interest-free loans (unsecured with no fixed terms of repayment) to certain officers and shareholders of the Company.

Risk and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes targets in different geologic and political environments. The Company also balances risk through joint ventures with other companies. Beyond exploration risk, the Company is faced with a number of other risk factors as described under "*Risk Factors*".

There are significant risks that might affect the Company's further development. These include but are not limited to: exploration programs that may not result in a commercial mining operation; the Company's ability to raise financing in the future for ongoing operations; market fluctuations in metal prices; political risk; government regulations; and other conditions that may be out of the Company's control. See also "*Risk Factors*", disclosed elsewhere in this prospectus.

Outlook

For the coming year, the Company's priorities are to complete the Offering, become a listed company on the TSX-V and to complete its proposed exploration programs, including sampling, metallurgy and drilling, contingent is each case on exploration results, at the Colombian and Russian properties.

Corporate plans for the Company include an expected initial public offering in late 2007. The Company was recently incorporated by certain former executives of Bema and expects to capitalize on the extensive collective knowledge, experience and relationships that its management team has created in the mining business over the past 25 years, growing Bema from a junior exploration company to an international, intermediate gold producer. The Company is in the process of advancing the development of its interests in its mineral properties, as described in this prospectus, all of which are presently at an early stage of exploration. The Company continues to evaluate other high quality exploration and development opportunities throughout the world.

Outstanding Share Data

The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at October 26, 2007, the Company had 92,277,500 Common Shares outstanding and no preferred shares outstanding.

Caution On Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

DESCRIPTION OF SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this prospectus, the Company has 92,277,500 Common Shares outstanding as fully paid non-assessable shares of the Company and no preferred shares outstanding. The Offered Shares will be allotted and reserved for issuance pursuant to resolutions of the board of directors.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders of the Company, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a *pro rata* basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of the Company, are entitled to receive on a *pro rata* basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of the Company to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of the Company. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other shares of the Company ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of the Company, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of the Company over the Common Shares and over any other shares of the Company ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

DIVIDEND POLICY

The Company has not, since the date of its incorporation, declared or paid any dividends on its shares. The Company intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends in the foreseeable future. The board of directors may declare from time to time such cash dividends out of the monies legally available for dividends as the board of directors considers advisable. Any future determination to pay dividends will be at the discretion of the board of directors and will depend on the capital requirements of the Company, results of operations and such other factors as the board considers relevant.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at August 31, 2007 and as at the date of the prospectus. The table should be read in conjunction with the Company's consolidated financial statements (including the notes thereto) and the MD&A contained in this prospectus.

	As at August 31, 2007	As at August 31, 2007 after giving effect to the Offering	As at ●, 2007 (Unaudited)	As at ●, 2007 after giving effect to the Offering (Unaudited)(4)
Common shares(1) (authorized: unlimited)	47,322,500	●	92,277,500	●
Preferred shares (authorized: unlimited)	Nil	Nil	Nil	Nil
Options(2)(3)	4,955,000	4,955,000	Nil	Nil
TOTAL CAPITALIZATION	52,277,500	●	92,277,500	●

Notes:

(1) In addition, the Company has reserved for issuance an additional 2,722,500 Common Shares that will be issued to a subsidiary of Kinross upon completion of the acquisition of the Company's interest in the East and West Kupol licenses. See "*Business of the Company*".

(2) In addition, the Company has granted 6674321 the right, in the event of an initial public offering by the Company, to purchase that number of Common Shares at the Offering Price such that 6674321 and its affiliates will own up to 19.9% of the issued and outstanding Common Shares and a pre-emptive right, upon the issuance of securities by the Company for a certain period, to purchase or acquire Common Shares or other securities, as applicable, such that 6674321 will hold, in the aggregate, on a fully diluted basis, 9.9% of the issued and outstanding Common Shares. See "*Business of the Company*".

(3) In addition, the Company has agreed to issue to Grupo Nus share purchase warrants to purchase C$5,000,000 worth of Common Shares at the Offering Price. See "*Business of the Company – Interests of the Principal Properties.*"

(4) Assumes no exercise by the Underwriters of the Over-Allotment Option. See "*Plan of Distribution*".

PRINCIPAL HOLDERS OF SHARES

As at the date of this prospectus, to the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attaching to all issued and outstanding Common Shares of the Company.

OPTIONS TO PURCHASE SECURITIES

Except as disclosed in the section "Business of the Company", the Company does not currently have any issued and outstanding options to purchase securities.

Stock Option Plan

On October 22, 2007, the board of directors of the Company adopted a stock option plan (the "**Stock Option Plan**"), subject to shareholder and regulatory approval, for the benefit of officers, directors, employees and consultants of the Company and any associated, affiliated, controlled or subsidiary company. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan will increase the Company's ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of share options, to benefit from the growth of the Company.

The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

Key provisions of the Stock Option Plan include:

(a) the eligible participants are any director, officer, employee, or consultant of the Company or any of its associated affiliated, controlled or subsidiary companies;

(b) the maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan will be a number equal to 10% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c) a restriction that no more than 10% of the total number of issued and outstanding Common Shares may be issuable to insiders of the Company pursuant to options granted to insiders under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements;

(d) a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements, unless the Company has obtained disinterested shareholder approval;

(e) a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements;

(f) a restriction that no more than 2% of the total number of issued and outstanding Common Shares may be issuable to any one consultant of the Company within a one-year period pursuant to options granted to the consultant under the Stock Option Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements;

(g) the vesting period of all options shall be determined by the board of directors;

(h) options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the board of directors of the Company and the options are non-transferable and non-assignable;

(i) the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the "discounted market price" of the Common Shares at the time the option is granted. "The discounted market price" means the closing price of the Common Shares of the Company on the TSX-V on the last trading day before the day on which the option is granted, less the allowable discount;

(j) options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with the Company, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(k) options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(l) in the event that the expiry date of an option falls within a "black-out period" (a period during which certain persons cannot trade common shares pursuant to a policy of the Company respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(m) in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(n) upon the announcement of a transaction which, if completed, would constitute a change of control of the Company and under which Common Shares of the Company are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(o) options that expire unexercised or are otherwise cancelled will be returned to the Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan; and

(p) the board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX-V or any other applicable regulatory body, suspend, terminate discontinue or amend the Stock Option Plan.

As at the date of this prospectus, the Company has not granted any stock options under the Stock Option Plan.

PRIOR SALES OF COMMON SHARES

The following table set forth the details of all issuances or sales of Common Shares or securities convertible into Common Shares by the Company since incorporation:

Date	Number of Common Shares	Price Per Common Share (C$)	Reason for Issuance
November 30, 2006	1	$1.00	Incorporation
February 26, 2007	2,722,500	$0.02	Consideration payable under the Purchase Agreement
February 26, 2007	3,000,999	$0.02	Private Placement
July 25, 2007	41,599,000	$0.02	Private Placement
September 20, 2007	25,000,000	$0.40	Private Placement
October 12, 2007	4,955,000	$0.02	Issued to the Trustees of the Incentive Plan[1]
October 24, 2007	15,000,000	$1.00	Private Placement
TOTAL	**92,277,500**		

Note:

(1) The Common Shares are held pursuant to the Incentive Plan, the trustees of which are Clive Johnson, Roger Richer, Mark Corra and Tom Garagan, (the "**Trustees**"). The Incentive Plan was established to provide eligible persons the opportunity to participate in the development and profitability of the Company.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with the Company, the date of appointment of each director, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer of the Company. The statement as to securities beneficially owned, directly or indirectly, or one which control or direction is exercised by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this prospectus. Directors of the Company hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities [1]
Clive Johnson British Columbia, Canada	President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of Bema	December 17, 2006	9,000,000[2][3]
Robert Cross[9][10] British Columbia, Canada	Chairman and Director	Non-Executive Chairman of Northern Orion Resources Inc. and Non-Executive Chairman of Bankers Petroleum Ltd.	October 22, 2007	4,015,000[4]
Robert Gayton[9] British Columbia, Canada	Director	Consultant to various public companies since 1987. Vice President of Finance with Western Silver Corporation from 1995 to 2004	October 22, 2007	800,000

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)
John Ivany Alberta, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	●, 2007(8)	800,000
Jerry Korpan London, England	Director	Executive Director of Emergis Capital S.A., based in Antwerp, Belgium; prior thereto Managing Director of Yorkton Securities in London, England	●, 2007(8)	800,000
Barry Rayment(9)(10) California, USA	Director	President of Mining Assets Corporation	October 22, 2007	800,000(7)
Roger Richer British Columbia, Canada	Secretary, Executive Vice President, General Counsel	Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	6,000,000(2)
Mark Corra British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Vice President of Finance of Bema	December 17, 2006	6,246,250(2)
Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Vice President of Exploration of Bema	March 8, 2007	6,250,000(2)
Dennis Stansbury Nevada, USA	Senior Vice President of Development and Production	Vice President of Development and Production of Bema	March 8, 2007	4,800,000

Notes:

(1) The information as to the nature of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in the names and not being within the knowledge of the Company, has been furnished by such directors and officers.

(2) Messrs. Johnson, Richer, Corra and Garagan are the trustees of the Incentive Trust that holds 4,955,000 Common Shares. The Common Shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the Trustees, which was established to hold options and shares of the Company to be allocated to directors, officers, employees and service providers of the Company as determined by the Trustees.

(3) An additional 592,500 Common Shares, over which Mr. Johnson exercises no control or direction, are beneficially owned by Christine Dixon, Mr. Johnson's spouse.

(4) The Common Shares are held through Paloduro Investments Inc., a company controlled by Mr. Cross. An additional 2,966,667 Common Shares, over which Mr. Cross exercises no control or direction, are beneficially owned by Carolyn Cross, Mr. Cross' spouse.

(5) An additional 375,000 Common Shares, over which Mr. Corra exercises no control or direction, are beneficially owned by Cindy Krins, Mr. Corra's spouse.

(6) An additional 125,000 Common Shares, over which Mr. Garagan exercises no control or direction are beneficially owned by Irina Feldman, Mr. Garagan's spouse.

(7) 800,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.

(8) Messrs. Korpan and Ivany have consented to act as directors of the Company and are expected to be elected to the board of directors in November 2007.

(9) Member of the Audit Committee.

(10) Member of the Compensation Committee.

Shareholdings of Directors and Executive Officers

As at the date of this prospectus, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 44,460,250 Common Shares representing approximately 48.2% of the issued and outstanding Common Shares. Upon completion of the Offering, these directors and executive officers, as a group, will own or exercise control over ● % of the then outstanding Common Shares.

Biographical Information

The following is a brief description of each of the executive officers and directors of the Company (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson — President, Chief Executive Officer and Director

Clive Johnson was involved with Bema and its predecessor companies since 1977. When Bema was created by the amalgamation of three Bema group companies in 1988, Mr. Johnson was appointed the President and Chief Executive Officer. Mr. Johnson was instrumental in Bema's transition from a junior exploration Company to an international intermediate gold producer.

Roger Richer — Secretary, Executive Vice President and General Counsel

Roger Richer has over 20 years experience in mining law, corporate finance and international business transactions and practices. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria. Mr. Richer was with Bema since its inception in 1987. He is also the President of Consolidated Puma Minerals Corp., a TSX-V listed company.

Mark Corra — Senior Vice President of Finance and Chief Financial Officer

Mark Corra has over 25 years mining experience. Mr. Corra will oversee the financial reporting, cash management and tax planning of the Company. He is a Certified Management Accountant, with a diploma in financial management from the British Columbia Institute of Technology. Mr. Corra was with Bema since 1990 as both Controller and subsequently as Vice President of Finance. Prior to Bema, Mr. Corra spent 11 years in accounting at Placer Dome.

Tom Garagan — Senior Vice President of Exploration

Tom Garagan is a geologist with over 27 years of experience. Mr. Garagan was with Bema since 1991 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. Mr. Garagan was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan has a degree in geology from the University of Ottawa.

Dennis Stansbury — Senior Vice President of Development and Production

Dennis Stansbury is a mining engineer with over 30 years of engineering, construction, production and management experience at surface and underground mines in eight different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996.

Directors

Robert Cross

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He has served as a director of numerous public and private companies. Mr. Cross was formerly the Non-Executive Chairman of Northern Orion Resources Inc., and founder and Non-Executive Chairman of Bankers Petroleum Ltd. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. He has an Engineering Degree from the University of Waterloo, and received his MBA from Harvard Business School in 1987.

Robert Gayton

Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006, Bema from 2003 to 2007. Mr. Gayton was Vice President of Finance of Doublestar Resources from 1996 to 2006 and a director from 2000 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to its takeover in 2007. Each of these company's was subsequently acquired by way of takeover. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Intrinsyc Software International, Inc., Canadian Zinc Corporation, Palo Duro Energy Inc., Quarterra Resources Inc. and Western Copper Corporation.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp. and Breakwater Resources Ltd.

Jerry Korpan

Jerry Korpan has been an investment banker in London, England since 1985. He is currently Executive Director of Emergis Capital S.A. ("**Emergis**"), a property development company based in Antwerp, Belgium, and a director of Consolidated Puma Minerals Corp., an affiliate of East West Gold Corporation. Prior to forming Emergis, he was Managing Director of Yorkton Securities in London, England. He was a director of Bema from 2002 to 2007.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. Mr. Rayment is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. He is currently President of Mining Assets Corporation, a private company providing consulting services to the mining industry, based in Laguna Beach, California. Mr. Rayment is currently a director of European Minerals Corporation, Delta Mining & Exploration Corp. and Latitude Resources plc.

Audit Committee

On October 22, 2007, the Company established an Audit Committee, which will operate under a charter approved by the board of directors of the Company. It is the board of directors' responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the board of directors to meet its oversight responsibilities in relation to the Company's financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee will review the effectiveness of the Company's financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee will oversee and appraise the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

All members of the Audit Committee are independent within the meaning of Multilateral Instrument 52-110 — *Audit Committees*, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the board of directors, reasonably interfere with the exercise of a member's independent judgment. The members of the Audit Committee are: Robert Gayton, Barry Rayment and Robert Cross.

Cease Trade Orders or Bankruptcies

Except as outlined below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(a) is, as at the date of this prospectus or has been, within the 10 years before of this prospectus, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Robert Cross, a director of the Company, joined the Board of Livent Inc. in June 1998. In connection with management changes brought about by a U.S.-based investment group, accounting irregularities were subsequently uncovered and Livent Inc. declared bankruptcy in late 1998. Thereafter, class action suits were filed against Livent Inc. and its directors. Mr. Cross was named in one suit which was subsequently dismissed, and he is currently not involved in any legal actions in connection with these proceedings.

Robert Gayton, a director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a future director of the Company, was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005, for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

Except as outlined above under "*Cease Trade Orders or Bankruptcies*" and as set forth below no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision regarding the Company.

John Ivany, a future director of the Company, was the subject of enforcement proceedings by the Alberta Securities Commission in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any "junior issuer" for a period of five years and ordered to pay costs in the amount of C$20,000.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company's board of directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See "*Risk Factors*". The directors and officers of the Company are not aware of any such conflicts of interests.

ESCROWED SECURITIES

The following Common Shares of the Company (the "**Escrowed Shares**") will be held by, and will be subject to the terms of an agreement dated ●, 2007 between the Company, the holders of Escrowed Shares and ●, as escrow agent (the "**Escrow Agreement**"):

Name	Number of Common Shares[1]	Percentage of Issued Common Shares on Completion of the Offering
Clive Johnson	9,000,000	●
Roger Richer	6,000,000	●
Mark Corra	6,246,250	●
Tom Garagan	6,250,000	●
Robert Cross	4,015,000	●
Dennis Stansbury	4,800,000	●
Robert Gayton	800,000	●
Jerry Korpan	800,000	●
Barry Rayment	800,000	●
John Ivany	800,000	●

Note:
(1) Messrs. Johnson, Richer, Corra and Garagan are trustees of the Incentive Plan, which holds 4,955,000 Common Shares. These Common Shares will also be held in escrow subject to the terms of the Escrow Agreement

Pursuant to the terms of the Escrow Agreement, unless expressly permitted by the Escrow Agreement, the Escrowed Shares may not be sold, transferred, assigned, mortgaged or traded in any way while in escrow. 25% of the Escrowed Shares will be released from escrow on the date on which the Common Shares are listed on the Exchange (the "**Listing Date**") and each of the six, twelve and eighteen month anniversaries of the Listing Date. The Common Shares which are held in escrow immediately following the Listing Date will represent ●% of the issued shares immediately following the Offering.

Pursuant to the terms of the Escrow Agreement, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or corporation that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or corporation that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreement, upon the bankruptcy of a holder of Escrowed Shares, the Escrowed Shares may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities.

The complete text of the Escrow Agreement will be available for inspection at the office of the Company's legal counsel, Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, during normal business hours during the period of the distribution of the securities offered hereby and for a period of 30 days thereafter.

Additional Escrowed Securities

In addition to the principals listed above, certain other shareholders of the Company, including those who purchased in the private placements that completed in February, July, September and October, 2007, will hold their Common Shares subject to the resale restrictions of the TSX-V. Shareholders who purchased Common Shares at a price of C$0.02 per share will be subject to the same escrow conditions as set out in the Escrow Agreement, including those with respect to the automatic timed release. Shareholders who purchased Common Shares at a price of C$0.40 per share will hold such Common Shares subject to an eighteen month hold period with 25% of the Common Shares released every six months, the first release being on the Closing Date. Shareholders who purchased Common Shares at a price of C$1.00 per share will hold Common Shares subject to, depending on the Offering Price, either: (i) a four month hold period with 20% of the Common Shares released each month; or (ii) a twelve month hold period with 25% of the Common Shares released every three months, in each case with the first release being on the Closing Date.

EXECUTIVE COMPENSATION

The compensation for the Company's executive officers is comprised of base salary, bonus, if certain performance targets have been met, and in the future, possible participation in the Stock Option Plan and the Incentive Plan. The program reflects current market practice and was designed to provide compensation levels consistent with the compensation levels and practices at equivalent companies in the mining industry. Compensation of the Company's executive officers will be reviewed periodically by the board of directors.

Employment Contracts

The Company has entered into an employment agreement with each of Clive Johnson, Mark Corra, Roger Richer, Tom Garagan and Dennis Stansbury (each, a "**Management Employee**"). Mr. Johnson entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Johnson is employed as the President and Chief Executive Officer of the Company and will receive an annual salary of C$250,000. Mr. Corra entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Corra is employed as the Senior Vice President of Finance and Chief Financial Officer of the Company and will receive an annual salary of C$200,000. Mr. Richer entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Richer is employed as the Corporate Secretary, Executive Vice President and General Counsel of the Company and will receive an annual salary of C$200,000. Mr. Garagan entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Garagan is employed as the Senior Vice President of Exploration of the Company and will receive an annual salary of C$200,000. Mr. Stansbury entered into an employment agreement with the Company dated October 22, 2007, pursuant to which Mr. Stansbury is employed as the Senior Vice President of Development and Production of the Company and will receive an annual salary of US$150,000. Since April 2007, the Management Employees have received compensation based on the terms outlined above.

The Management Employees will be eligible to participate in the Company's incentive programs, including the Stock Option Plan, the Incentive Plan, the share purchase plan, the profit sharing and the bonus plan. In the event that an employment agreement is terminated by the Company without cause, or a Management Employee resigns on two weeks notice for "good cause", the Company must pay a severance payment to such Management Employee on the date of termination equal to 12 months salary plus specified benefits. The definition of "good cause" for the purposes of the employment agreement includes: a material reduction in the employees responsibilities; a reduction in the employee's annual salary; a failure by the Company to continue the employees participation in the Company's benefits and incentive plans (if any); a reduction in entitlement to paid vacation days; a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement provides for the occurrence of certain events upon a change of control of the Company. A Management Employee will be entitled to resign at any time within 18 months after a change of control and receive the same severance package as a resignation for good cause. In addition, upon the announcement of a transaction that if completed would result in a change of control, all options to purchase Common Shares that have been granted but not yet vested shall be deemed to be fully vested and exercisable by the Management Employee. For the purposes of the employment agreement, a "change of control" means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate of 20% or more of the Common Shares; (ii) the removal of more than 51% of the incumbent board of directors of the Company, or the election of a majority of the directors to the board of the Company that were not nominees of the board at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; and (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

Other than the employment agreements described above and the payment of directors' fees, there are no employment contracts or other arrangements in existence between the Company or its subsidiaries and any director or executive officer of the Company and there is no arrangement or agreement made between the Company and any of its directors or executive officers pursuant to which a payment or other benefit is to be made or given by way of compensation in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in the director or officers responsibilities following such a change of control.

Compensation of Directors

With respect to payments made to non-executive directors, each receives C$15,000 per annum. Should the non-executive directors provide services over and above those expected of such a position, the Company will provide reasonable remuneration for those services.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Company's directors or officers or any of their respective associates has, since incorporation, been indebted to the Company or has any indebtedness which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

PLAN OF DISTRIBUTION

The Offering

Pursuant to an agreement (the "**Underwriting Agreement**") dated ●, 2007 between the Company and the Underwriters, the Underwriters have severally agreed to purchase, in the portions set out in the Underwriting Agreement on the closing date, being ●, 2007 or such later date as may be agreed between B2Gold and the Underwriters, but not later than ●, 2007, an aggregate of ● Common Shares at a purchase price of C$● per Common Share, for an aggregate consideration of C$●, payable in cash to B2Gold against delivery of one or more definitive certificates representing the Offered Shares. B2Gold has agreed to pay the Underwriters a fee of C$0.● per Common Share purchased by the Underwriters, being an aggregate of C$●.

There is currently no market through which the Common Shares may be sold, and accordingly the terms of the Offering, including the Offering Price of the Offered Shares, were determined by negotiation between the Company and Genuity Capital Markets, on behalf of the Underwriters.

The Offered Shares are being offered to the public in all of the provinces of Canada except Québec and in the United States in an offering exempt from the registration requirements of the U.S. Securities Act. Subject to applicable law, the Underwriters may also offer the Offered Shares outside Canada and the United States.

The Company has granted to the Underwriters an Over-Allotment Option, exercisable in whole or in part and from time to time for a period of 30 days following the Closing Date, to acquire up to an additional 15% of the number of Offered Shares sold pursuant to the Offering at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is fully exercised for Offered Shares, the total Underwriters' fee will be C$● and the total net proceeds to the Company will be C$● (before deducting expenses of the Offering estimated to C$●).

The obligations of the Underwriters under the Underwriting Agreement are several and conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

The Company has agreed to pay certain expenses of the Underwriters and has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for, or purchase, Offered Shares. The foregoing restriction is subject to exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Offered Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX-V relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a client where the client's order was not solicited during the period of distribution. Subject to the foregoing, in connection with the Offering, the Underwriters may effect transactions intended to stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions if commenced may be discontinued at any time.

It is a condition of the completion of the Offering that each shareholder of the Company holding, directly or indirectly, more than 2% of the Common Shares outstanding prior to completion of the Offering must enter into a lock-up agreement pursuant to which they agree not to sell, grant any option for the sale of, or otherwise dispose of, any Common Shares for a period of six months after the completion of the Offering.

The Offered Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws and, accordingly, such securities may not be offered or sold in the United States, or to, or for the benefit of, a person in the United States (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that they will offer and sell the Offered Shares in the United States only (i) in offshore transactions in compliance with Regulation S under the U.S. Securities Act or (ii) within the United States to certain qualifed institutional buyers in compliance with the exemption from registration set forth in Rule 144A under the U.S. Securities Act. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of Offered Shares within the U.S. by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise that in accordance with an exemption from the registration requirements of the U.S. Securities Act.

RISK FACTORS

There are certain risks associated with the Common Shares offered hereby that investors should carefully consider. This is a speculative offering. The risks and uncertainties below are not the only risks and uncertainties facing the Company and the risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of the Common Shares to decline. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Common Shares could decline, and purchasers of the Common Shares may lose all or part of their investment. In addition to the risks described elsewhere and the other information contained in this prospectus, prospective investors should carefully consider each of, and the cumulative effect of all of, the following risk factors.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, none of the properties in which the Company has an interest have proven or probable reserves or measured, indicated or inferred resources and the proposed programs are an exploratory search for reserves and resources. The mining areas presently being assessed by the Company may not contain economically recoverable volumes of minerals or metals. The operations of the Company may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or skilled employees or contractors and other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied and may continue to rely upon consultants and others for operating expertise. Should economically recoverable volumes of minerals or metal be found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. Depending on the price of gold or other minerals produced, which have fluctuated widely in the past, the Company may determine that it is impractical to commence or continue commercial production.

Foreign Countries and Mining Risks

The Company has interests in properties that are located in developing countries, including Russia and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Any changes in regulations or shifts in political conditions or attitudes are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

The Company's property interests and proposed exploration activities are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and fluctuations changing political conditions and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company's control and may adversely affect the Company's business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

The Company's current and potential exploration activities are subject to various federal, state and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies which may require that the Company obtain permits from various governmental agencies.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental Compliance

The Company's operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company's operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company's business or financial condition.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company's operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company's part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company's business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Institution of Restrictions on Repatriation of Earnings

There are currently no restrictions on the repatriation from the countries in which the Company operates of earnings to foreign entities. However, there can be no assurance that restrictions on repatriations of earnings from these countries will not be imposed in the future.

Currency Risks

The Company's operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company's financial position and results. The Company reports its financial results in U.S. dollars and incurs expenses in U.S. dollars, Canadian dollars, Colombian pesos and Russian rubles. As the exchange rates between the Colombian peso, Russian ruble and Canadian dollar fluctuates against the U.S. dollar, the Company will experience foreign exchange gains and losses.

The recent changes to Russian currency control legislation were generally intended at liberalization of control over currency transactions in Russia. However, exchange markets remain potentially illiquid and in the circumstances of less political and/or economic stability may not permit exchange at favorable rates. In these circumstances, the limited availability of foreign currencies would inflate their values relative to the Russian ruble and as a result the Russian Government may be unable to demonstrate any consistent enforcement of currency laws.

The Russian ruble is not convertible outside Russia and is not traded internationally. Although a market exists within Russia for the conversion of the Russian ruble into other currencies, that market is limited in size and is subject to certain restrictions.

Russian Political Environment

There can be no assurance that industries deemed of national or strategic importance to the Russian Federation like mineral production will not be nationalized. In addition, the Chukotka regional government's current policy of encouragement of foreign investment may change, renationalization of the gold mining industry may occur, or other government limitations, restrictions or requirements not at present foreseen, may be implemented. Changes in policy that alter Russian laws regulating mineral concessions or other mineral rights could have a material adverse effect on the Company. There can be no assurance that the assets of the Company will not be subject to requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there can be no assurance that such provisions would be effective to restore to the Company the market value or the amount of the original investment.

Possible political or economic instability in the Russian Federation and the Chukotka region may result in the impairment or loss of mineral concessions or other mineral rights, and may adversely affect the Company and its ability to carry on business in Russia. Taxes and other fiscal measures and customs and other import regulations are particularly susceptible to revision in reaction to political changes and the pressure on the Russian Government to generate revenue or to conserve hard currency.

Uncertain Legal Environment in Russia

Among other things, the current legal environment in Russia is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience.

Russian laws often provide general statements of principles rather than a specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law, especially in the areas of currency control, may involve severe penalties and consequences that may be regarded as disproportionate to the offence.

Exploration for and extraction of minerals in the Russian Federation is governed by the Subsoil Law, the Licensing Regulations and the Precious Metals Law. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil.

There are uncertainties in conclusively determining all necessary information about required permits, approvals and licences, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company.

In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages, are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Colombian Economic Environment

The status of Colombia as a developing country may make it difficult for the Company to obtain any required financing for the Company's projects. Notwithstanding the progress achieved in restructuring Colombia political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, the Company may not be able to continue the Company's operations in that country. The Company does not carry political risk insurance.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which the Company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the Company's operations in such regions. In the event that continued operations in these regions compromise the Company's security or business principles, the Company may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on the Company's results of operations and financial condition. No assurances can be given that the Company's plans and operations will not be adversely affected by future developments in Colombia. Colombia is also home to South America's largest and longest running insurgency. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect the Company's business.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving towards stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current exploration activities of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for exploration will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy.

Joint Ventures

All of the properties in which the Company has an interest will be operated through joint ventures with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company's interests held through joint ventures, which could have a material adverse impact on the Company's results of operations and financial conditions:

- inability to exert influence over certain strategic decisions made in respect of joint venture properties;
- disagreement with partners on how to develop and operate mines efficiently;
- inability of partners to meet their obligations to the joint venture or third parties; and
- litigation between partners regarding joint venture matters.

Additional Financing

The Company currently has no revenues from operations and no mineral reserves or mineral resources. If the Company's exploration programs are successful, additional financing will be required in order to complete the development of the properties in which the Company has an interest. The only sources of future funds presently available to the Company are the sale of additional equity capital, selling or leasing the Company's interest in a property or the entering into of joint venture arrangements or other strategic alliances in which the financing sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

There is no assurance that the Company will be successful in raising sufficient capital to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Principal Properties Located in Remote Areas

The Company's exploration operations are located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining. The Company benefits from modern mining transportation skills and technologies for operating in areas with harsh climates. Nevertheless, the Company may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on the Company's business and results of operations. The remote location of the Company's principal operations also results in increased costs and transportation difficulties.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources and water supply. The Company's inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The section of this prospectus entitled "Business of the Company" identifies the Company's obligations with respect to acquiring and maintaining title to the Company's interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations. Furthermore, while it is common practice that permits and licenses may be renewed or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist as set out in this prospectus. There can be no assurances, however, that the interest in the Company's properties is free from defects or that the material contracts between the Company and the entities owned or controlled by foreign government will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company's interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

All of the Company's property interests are also the subject of joint ventures which give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Loss of or Inability to Acquire Mineral Properties

If the Company loses or abandons its interest in one or more of its properties, there is no assurance that it will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any additional properties.

Dependence on Key Personnel

The success of the Company will be largely dependent upon the performance of its key officers, employees and consultants. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of any person who may become a holder of Common Shares as a result of or subsequent to the Offering. The Company may issue additional Common Shares in the future if further capital is required and on the exercise of options or other rights to acquire Common Shares. Sales or issuances of substantial amounts of Common Shares, or rights to acquire such shares or the availability of such Common Shares for sale, could adversely affect the market prices for the Company's securities. A decline in the market prices of securities of the Company could impair the Company's ability to raise additional capital through the sale of Common Shares.

In addition, if additional Common Shares or securities exercisable or convertible into Common Shares are sold or issued, such sales or issuances may substantially dilute the interests of the Company's shareholders.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavourable to the Company.

Commodity Prices

The profitability of the Company's operations, if established, will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

The Company's revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company's control.

Insurance and Uninsured Risks

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Discretion in the Use of Net Proceeds

The Company intends to use the net proceeds from this Offering as set forth under the heading "*Use of Proceeds*". The Company maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds in accordance with the Use of Proceeds and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Recent Incorporation

The Company was recently incorporated and therefore does not have a track record or operating history upon which investors may rely. The financial statements of the Company included in this prospectus are based upon the period from November 30, 2006 (date of incorporation) to August 31, 2007 and are not necessarily indicative of what the consolidated financial position, operating results and cash flows would have been had the Company been a separate, publicly-traded company during this period.

No History of Dividends

The Company has not paid a dividend on its Common Shares since incorporation. The Company intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

Income Tax Consequences

Income tax consequences of the purchase and sale of Common Shares will vary according to the particular circumstances of the purchaser. Investors should consult a tax advisor prior to investing in Common Shares.

No Trading History of the Common Shares

The Common Shares have no history of trading. There can be no assurance that an active and liquid trading market will develop for the Common Shares on any securities exchange upon which the Common Shares may be listed, the failure of which may have a material and adverse impact on the value of the Common Shares. The Offering price of the Common Shares has been determined by negotiations between the Company and the Underwriters and this price will not necessarily reflect the prevailing market price of the Common Shares following this Offering. If an active public market for the Common Shares does not develop, the liquidity of a shareholder's investment may be limited and the share price may decline below the Offering Price.

Price Volatility in Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is anticipated that any quoted market for the Common Shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of securities distributed hereunder will be affected by market volatility and the market price of the Common Shares may decline below the Offering Price. As a result of this volatility, investors may not be able to sell their Common Shares at or above the Offering Price.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could materially and adversely harm the Company and its financial position.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on our financial position, results of operations or the Company's property development.

Enforcement of Civil Liabilities

Substantially all of the assets of the Company are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Subject to the qualifications and assumptions contained herein, in the opinion of Lawson Lundell LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares by a purchaser who acquires Common Shares pursuant to this prospectus. This summary is applicable to a purchaser of Common Shares who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Underwriters and is not affiliated with the Company or the Underwriters, and holds the Common Shares as capital property (a "**Holder**"). Generally the Common Shares will be considered to be capital property to a purchaser provided that the purchaser does not hold such Common Shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Common Shares acquired by certain "financial institutions" (as defined in Section 142.2 of the Tax Act) will generally not be held as capital property by such holders and will be subject to special "mark-to-market" rules contained in the Tax Act. This summary does not take into account these special rules and holders to which these special rules may be relevant should consult their own tax advisors. This summary does not apply to a Holder to which the "functional currency" reporting rules in proposed section 261 of the Tax Act apply.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and counsels' understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") made publicly available prior to the date hereof. It also takes into account all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial or foreign income tax legislation or considerations. There is no assurance that the proposed amendments will be enacted in the form proposed or at all.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular investor. Investors should consult their own tax advisors for advice with respect to tax consequences of an investment in the Offered Shares, based on their particular circumstances.

Shareholders Resident in Canada

The following discussion applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is resident or is deemed to be resident in Canada (a "**Resident Holder**"). Certain Resident Holders whose shares might not otherwise qualify as capital property may, in certain circumstances, treat such Common Shares as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder who is an individual (other than by certain trusts) will be included in the individual's income and will generally be subject to the gross-up and the enhanced dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received by an individual (and certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual's circumstances.

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

A Resident Holder that is a "private corporation", as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓ % refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A Resident Holder who disposes of or is deemed to dispose of Common Shares will generally realize a capital gain (or sustain a capital loss) to the extent that the Resident Holder's proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Resident Holder. If the Resident Holder is a corporation, any capital loss arising on a disposition of a share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the share. Analogous rules may apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Generally, one-half of any capital gain realized by a Resident Holder in a taxation year will be included in computing the Resident Holder's income for such year (a "**taxable capital gain**"), and one-half of any capital loss realized by a Resident Holder in a taxation year (an "**allowable capital loss**") may be deducted from the Resident Holder's taxable capital gains realized in that year in accordance with the rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back three years or carried forward and deducted in a subsequent year against taxable capital gains realized in such years in accordance with the rules in the Tax Act. Capital gains realized by an individual (and certain trusts) will be relevant in computing possible liability for the alternative minimum tax.

Corporations that are "Canadian-controlled private corporations" as defined in the Tax Act may be subject to an additional refundable 6⅔% tax on their "aggregate investment income" (which is defined in the Tax Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Shareholders Not Resident in Canada

The following discussion applies to a Holder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, does not and is not deemed to use or hold the Common Shares in carrying on a business in Canada, and does not hold Common Shares as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (a "**Non-resident Holder**"). In addition, this discussion does not apply to an insurer who carries on business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Dividends

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-resident Holder will be subject to a Canadian non-resident withholding tax at a rate of 25%. Such non-resident withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-resident Holder is a resident.

Disposition of Common Shares

A Non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-resident Holder on a disposition of Common Shares unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act, which currently includes the TSX-V (or, under proposed amendments in the Tax Act, a "designated stock exchange", which is proposed to include the TSX-V), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-resident Holder, persons with whom the Non-resident Holder did not deal at arm's length, or the Non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital of the Company. A Non-resident Holder will not be required to obtain a certificate from the Canadian tax authorities pursuant to the provisions of Section 116 of the Tax Act in connection with a disposition of Common Shares if the Common Shares are listed on a prescribed stock exchange (or, under proposed amendments to the Tax Act, a "recognized stock exchange", which is proposed to include the TSX-V) for the purposes of the Tax Act at the time of their disposition.

PROMOTERS

Clive Johnson, Roger Richer, Mark Corra, Tom Garagan and Dennis Stansbury may all be considered promoters of the Company based on their instrumental roles in founding and forming the Company. See "*Directors and Officers*" above for the number and percentage of each class of securities of the Company beneficially owned, directly or indirectly, or over which control is exercised by each of Messrs. Johnson, Richer, Corra, Garagan and Stansbury. Other than as described in this prospectus under the heading "*Executive Compensation*", no promoter of the Company has received or will receive anything of value, including money, property, contracts, options or rights of any kind from the Company in respect of acting as a promoter of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of the issued shares of the Company, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which the Company has participated prior to the date of this prospectus, or in any proposed transaction, which has materially affected or will materially affect the Company.

LEGAL PROCEEDINGS

There are no material legal proceedings involving the Company or its interest in properties as at the date of this prospectus and the Company knows of no such proceedings currently contemplated.

LEGAL MATTERS

Certain legal matters relating to the Offering have been passed upon on behalf of the Company by Lawson Lundell LLP and on behalf of the Underwriters by Stikeman Elliot LLP. Neither Lawson Lundell LLP nor Stikeman Elliot LLP, or any employee or partner thereof, as applicable, has a direct or indirect interest in the Company's property or of any associate or affiliate of the Company. As at the date hereof, neither of the aforementioned partnerships, nor any employee or partner thereof, beneficially own, directly or indirectly, in the aggregate, own more than one percent of the outstanding securities of the Company.

EXPERTS

Information of a scientific or technical nature regarding the Company's properties is summarized in this prospectus based upon the following technical reports (the "**Technical Reports**"):

(a) Summary Report on the Gramalote Property dated October 22, 2007 prepared by John Gorham, P. Geol, a principal of Dahrouge Geological Consulting Ltd. and a "Qualified Person" as such term is defined in NI 43-101.

(b) Summary Report on the Quebradona Property dated October 22, 2007 prepared by John Gorham, P. Geol. and Jody Dahrouge, P. Geol, principals of Dahrouge Geological Consulting Ltd. and each a "Qualified Person" as such term is defined in NI 43-101.

(c) Summary Report on the Miraflores Property dated October 22, 2007 prepared by John Gorham, P. Geol, a principal of Dahrouge Geological Consulting Ltd. and a "Qualified Person" as such term is defined in NI 43-101.

(d) Technical Report on the Kupol East and Kupol West Licences Chukotka Autonomous Okrug, Russia dated October 22, 2007 prepared by William J. Crowl, R.G., a principal of Gustavson Associates, LLC and a "Qualified Person" as such term is defined in NI 43-101.

None of the aforementioned authors of the Technical Reports has a direct or indirect interest in any of the Company's property or the property of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in aggregate less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, having an address at 250 Howe Street, Vancouver, British Columbia, V6C 3S7. The transfer agent and registrar for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts which the Company has entered into within the two year period preceding the date of this prospectus are as follows:

(a) Purchase Agreement dated December 21, 2006 between B2Gold, Kinross, White Ice Ventures Limited, and 6674321 Canada Inc.

(b) Colombia JV Agreement (including the amendments thereto) dated November 8, 2006 between Bema, AARI, AngloGold and Kedahda, and subsequently assigned by Bema to the Company, whereby AARI may earn a joint venture interest in the Colombian Properties subject to the Earning Requirements.

(c) Memorandum of Understanding dated August 21, 2007 between Grupo Nus and the Company, pursuant to which the parties agreed to the transfer of the shares held by Grupo Nus in Gramalote BVI to the Company.

(d) Agency agreement dated October 24, 2007 between the Company, Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. (the "Agents") pursuant to which the Agents offered for sale 15,000,000 Common Shares of the Company at a price of C$1.00 per share for aggregate gross proceeds of C$15,000,000.

(e) Share Option and Pre-Emptive Right Agreement dated February 26, 2007 between 6674321 and B2Gold.

Copies of the above material contracts will be available under the Company's profile on the SEDAR website and will be available for inspection at the offices of the Company's solicitors, Lawson Lundell LLP, during normal business hours during the distribution of the Offered Shares and for a period of 30 days thereafter, located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, Canada.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of technical terms and abbreviations that appear in the prospectus.

adularia	a colorless, moderate- to low-temperature variety of orthoclase feldspar typically with a relatively high barium content.
Ag	the chemical symbol for silver.
amygduales	gas cavity or vesicle, in an igneous rock, that is filled with secondary minerals such as calcite, quartz, or chalcedony.
anastomosing	pertaining to a network of branching and rejoining fault or vein surfaces or surface traces.
andesite	dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g., biotite, hornblende, pyroxene), with a groundmass composed generally of the same minerals as the phenocrysts.
aplite	light-colored igneous rock characterized by a fine-grained saccharoidal (i.e., aplitic) texture.
aplogranite	light-colored rock of granitic texture consisting essentially of alkali feldspar and quartz, with subordinate biotite.
assay	an analysis to determine the presence, absence and quantity of one or more elements.
Au	the chemical symbol for gold.
A-veining	early, higher temperature potassic alteration event related quartz veining.
basalt	dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (i.e. as dikes), composed chiefly of calcic plagioclase and clinopyroxene.
belt	a group of related rocks that define a specific regional domain generally continuous over many kilometers.
breccia	coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.
chalcedony	fine-grained or cryptocrystalline variety of quartz; commonly microscopically fibrous; translucent or semitransparent, with a nearly waxlike luster; has lower density and indices of refraction than ordinary quartz.
C-S plane	foliation (resulting from high pressure and temperature).
channel sampling	slight refinement of grab sampling in which the material to be sampled is spread out flat and channeled in one direction with a shovel, and the material for the sample is taken at regular intervals along the channel. The procedure is repeated with several other channels in different directions until a sample of the proper size has been secured.
chip sampling	the taking of small pieces of ore or coal, with a small pick, along a line or at random, across the width of a face exposure.The samples are usually taken daily and often confined to exploration. Reasonable care is taken to chip a weight of material that corresponds to the length of sample line.
clinopyroxene	a group name for a number of pyroxene minerals that have similar crystal forms.
colloform	pertaining to the rounded, globular texture of mineral formed by colloidal precipitation.
conglomerate	coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

core	a cylindrical rock sample produced by drilling with hollow tubes.
core drilling	the act of collecting subsurface rock samples by utilizing hollow tube drilling.
craton	a large, usually ancient and stable mass of the earth's crust.
cut-off	the grade above which material is considered significant and below which material is not considered significant and is excluded form resource and reserve estimates.
deposit	a mineralized body that has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.
diamond drill	a machine designed to rotate under pressure, using an annular diamond studded cutting tool to produce a more or less continuous sample of the material that is drilled.
dilution	non-ore material included by mining process and fed to mill.
disseminated sulphide	a sulphide deposit, in which the sulphide is non-contiguous and may range from less than 1% up to about 10% of the total rock. The sulphide occurs as individual crystals or small crystalline masses in the interstices of other non-sulphide minerals composing the rock.
epithermal	said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth's surface and in the temperature range of 50 to 200° C, occurring mainly as veins.
g	gram.
gabbro	a coarse-grained intrusive igneous rock composed of greenish-white feldspar and pyroxene.
geochemical	prospecting techniques which measure the content of specified metals in soils and rocks for the purpose of defining anomalies for further testing.
geophysical	prospecting techniques which measure the physical properties (magnetism, conductivity, density, etc.) of rocks and define anomalies for further testing.
gouge	the clay material along a fault or shear zone.
grab sampling	collection of specimens of ore more or less at random from a heap, scatter pile, or passing load. Used in connection with examination of the characteristic minerals in the deposit rather than for valuation.
grade	relative quantity or the percentage of mineral or metal content in a body of mineralized material.
granite	a common igneous coarse grained rock composed of various amounts of quartz and feldspar with minor accessory minerals.
granodioritic	intrusive igneous rock similar to granite, but contains more plagioclase than potassium feldspar. It usually contains abundant biotite mica and hornblende, giving it a darker appearance than true granite. Mica may be present in well-formed hexagonal crystals, and hornblende may appear as needle-like crystals.
halo	circular or crescentic distribution pattern about the source or origin of a mineral, ore, mineral association, or petrographic feature.
heap-leach	a process whereby metals are recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted acid solution which dissolves the metal content in the ore, collecting the metal-laden solutions and stripping the solution of metals.
holocrystalline	said of the texture of an igneous rock composed entirely of crystals, i.e., having no glassy part.
hydrothermal	any processes associated with igneous activity that involve heated or superheated water, and which often result in the deposition of economic minerals.
igneous rock	a rock formed by volcanic or magmatic processes.

intercalated............................. to insert, interpose, or interpolate.

interstitial .... being or relating to a crystalline compound in which usually small atoms or ions of a nonmetal occupy holes between the larger metal atoms or ions in the crystal lattice.

intrusive .... of or pertaining to intrusion - both the processes and the rock so formed.

Kg .... kilogram.

leaching .... extraction of soluble metals or salts from an ore by means of slowly percolating solutions; e.g., the separation of gold by treatment with a cyanide solution.

lineament .... a significant line of landscape that reveals the hidden architecture of the rock basement. Lineaments are character lines of the Earth's physiognomy.

m .... metre.

M-veining .... magnetite (iron mineral) veining.

Ma .... million years.

magmatic .... of or related to magma, which is a subterranean molten rock, capable of being extruded at the surface as lava or intruded into rocks in the earth's crust.

massive sulphide..................... a sulphide deposit in which the sulphide is contiguous and usually forms more than 80% of the rock mass which may contain non-sulphidic rock inclusions.

metallurgical .... the physical properties of metals as affected by composition, mechanical working and heat treatment.

metallogeny .... study of the genesis of mineral deposits, with emphasis on its relationship in space and time to regional petrographic and tectonic features of the Earth's crust.

migmatite .... a rock at the frontier between igneous and metamorphic rocks. They are composed of a leucosome, new material crystallized from incipient melting, and a mesosome, old material that resisted melting.

millerite .... a gold sulfide mineral, NiS. It is brassy in colour and has an acicular habit, often forming radiating masses and furry aggregates.

mineral reserve .... the economically mineable part of a measured or indicated mineral resource demonstrated by, at minimum, a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowance for losses that may occur when the material is mined.

mineral resource .... a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization .... a natural aggregate of one or more minerals, which as not been delineated to the extent that sufficient average grade or dimensions can be reasonably estimated or called a "deposit" or "ore". Further exploration or development expenditures may or may not be warranted by such an occurrence depending on the circumstances.

miocene................................... an epoch of the later Tertiary period.

Mt.. million tonnes.

oligocene................................. an epoch of the early Tertiary Period.

olivine .... an olive-green magnesium iron silicate mineral common in mafic and ultramafic rocks.

orthopyroxenite .... an ultramafic igneous rock consisting essentially of minerals of the pyroxene group rich in iron and magnesium including hypersthene and enstatite.

pelagic sediment .... deposit found in deep water far from shore and may be predominantly either organic or inorganic in origin. Such deposits are light colored, reddish or brown, fine grained, and generally contain some skeletal remains of plankton organisms.

pentlandite .... a common gold sulphide mineral.

peridotite .... general term for intrusive ultramafic igneous rocks consisting of olivine and lacking feldspar.

PGE .... platinum group element.

Phenocrysts .... large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

phyllic alteration .... hydrothermal alteration typically resulting from removal of sodium, calcium, and magnesium from calc-alkalic rocks, with pervasive replacement of silicates, muting the original rock texture. It is a common style of alteration in porphyry base-metal systems around a central zone of potassic alteration.

plagioclase .... any of a common rock-forming series of triclinic feldspar minerals, consisting of mixtures of sodium and calcium aluminum silicates.

pluton .... a body of igneous rock formed beneath the surface of the earth by consolidation of magma.

Porphyry .... intrusions of granite-like igneous rock which contain varying amounts and ratios of copper, gold, and molybdenum.

pre-feasibility study .... a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

ppm .... parts per million.

pyroclastic .... produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.

pyroxene .... a group of chiefly magnesium-iron minerals including diopside, hexenbergite, augite pigeonite, and many other rock-forming minerals.

pyroxenite .... an ultramafic igneous rock consisting essentially of minerals of the pyroxene group, such as augite and diopside, hypersthene, bronzite or enstatite.

quartz .... the mineral SiO_2, a common rock-forming mineral.

rhyolite .... a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.

saprolite .... the residue of loose mineral material left behind, in place, as a result of the weathering of solid rock and the removal of some of the weathered, particularly to soluble, material.

scout-style hole .... a borehole penetrating only the uppermost part of an orebody with the intention of delineating its surface configuration. Also, a shallow hole drilled to scout for an indication of ore or to explore an area in a preliminary manner.

serpentine .... a group of minerals the composition of which includes magnesium, iron, hydroxide and silicate.

serpentinite .... a rock comprised of one or more serpentine minerals. Minerals in this group are formed by serpentinization, a hydration and metamorphic transformation of ultramafic rock from the Earth's mantle.

serpentinized .... a product of hydrated olivine.

shearing .... deformation of rocks by cumulative small lateral movements along innumerable parallel planes, generally resulting from pressure, and producing schistosity, cleavage, minute application, and other metamorphic structures.

sphalerite .... major ore of Zinc.

stockwork .... mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

sulphides .... minerals that are compounds of sulphur together with another element (such as iron, copper, lead and zinc).

supergene .... a type of copper deposit found near the surface in which oxidation produces acidic solutions that leach metals, carry them downward, and re-precipitate them, thus enriching the mineralization already present. These supergene deposits can be very large and are also, by definition, higher grade than most unweathered porphyry systems, having been derived through enrichment of such systems. Supergene enrichment has been important in upgrading porphyry copper deposits to the status of ore.

tailings .... finely ground material remaining from ore when metal is removed.

telluride .... a mineral that is a compound of a metal and tellurium, such as hessite.

terrane .... group of strata, a zone, or a series of rocks; used in the description of rocks in a general, provisional, or noncommittal sense.

tholeiitic .... a type of basalt.

t .... metric tonne.

trenching .... a process used to investigate soil or geochemical anomalies by the excavation of narrow trenches across anomalous zones to observe geological structures and to allow sampling.

tuff .... a general term for all consolidated pyroclastic rocks.

ultramafic .... igneous rocks consisting essentially of ferro-magnesian minerals with trace quartz and feldspar.

veinlets .... a tabular deposit of minerals occupying a fracture, in which particles may grow away from the walls towards the middle.

vugs .... small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

AUDITOR'S CONSENT

To the Board of Directors of the Company

We have read the prospectus of B2Gold Corp. (the "Company") dated ●, 2007 relating to the issue and sale of Common Shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the consolidated balance sheet of the Company as at August 31, 2007 and the consolidated statements of operations and deficit and cash flows for the period from November 30, 2006 (date of incorporation) to August 31, 2007. Our report is dated ●, 2007.

Vancouver, BC
●, 2007

(signed)
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Directors of B2Gold Corp.

We have audited the consolidated balance sheet of **B2Gold Corp.** as at August 31, 2007 and the consolidated statements of operations and deficit and cash flows for the period from November 30, 2006 (date of incorporation) to August 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and the results of its operations and its cash flows for the period from November 30, 2006 (date of incorporation) to August 31, 2007 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants

***, 2007**
Vancouver, B.C.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEET
AS AT AUGUST 31, 2007
(in United States dollars)

Assets	
Current	
Cash and cash equivalents	$ 1,053,251
Accounts receivable	438,132
Note receivable from Puma *(Note 3)*	2,022,071
Derivative instrument ("Puma Option") *(Notes 2 and 3)*	2,967,650
Prepaids	64,392
	6,545,496
Resource property interests *(Note 4 and Schedule)*	7,620,140
Future income tax assets *(Note 10)*	153,051
Other assets *(Note 5)*	684,410
	$ 15,003,097
Liabilities	
Current	
Accounts payable and accrued liabilities	$ 1,098,134
Related party loans *(Note 9)*	580,807
Future income tax liabilities *(Note 10)*	224,922
Notes payable to 6674321 Canada Inc. *(Notes 3 and 6)*	4,775,384
	6,679,247
Notes payable to 6674321 Canada Inc. *(Notes 3 and 6)*	2,322,328
Future income tax liabilities *(Note 10)*	392,107
	9,393,682
Shareholders' Equity	
Capital stock *(Note 7)*	
Authorized	
- unlimited number of common shares, without par value	
- unlimited number of preferred shares, without par value	
Issued	
- 47,322,500 common shares	841,537
Subscriptions received *(Note 13)*	8,683,317
Deficit	(3,915,439)
	5,609,415
	$ 15,003,097

Nature of operations and going concern *(Note 1)*
Commitments *(Notes 3 and 4)*
Subsequent events *(Notes 4 and 13)*

Approved by the Board __________ Director __________ Director

(See accompanying notes to consolidated financial statements)

B2GOLD CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD FROM INCEPTION (NOVEMBER 30, 2006) TO AUGUST 31, 2007
(in United States dollars, except shares)

Expenses	
Salaries and benefits	$ 798,522
Travel, meals and entertainment	327,632
Rent and utilities	238,918
Office and general	247,691
Consulting fees	165,112
Audit fees	65,329
Amortization	33,350
Loss before the undernoted expenses (income)	1,876,554
Write-off of resource property interests *(Note 4)*	2,239,825
Interest on notes payable to 6674321 Canada Inc.	240,019
Unrealized loss on derivative instrument ("Puma Option") *(Note 2)*	132,431
Interest income	(131,827)
Management fees *(Note 9)*	(40,369)
Foreign exchange gain	(16,492)
Loss before income taxes	4,300,141
Current income tax	20,472
Future income tax recovery	(405,174)
Loss and comprehensive loss for the period/ Deficit, end of period	$ 3,915,439
Basic and diluted loss per common share	$ 0.40
Weighted average number of common shares outstanding	9,675,389

(See accompanying notes to consolidated financial statements)

B2GOLD CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 30, 2006) TO AUGUST 31, 2007
(in United States dollars)

Operating activities	
Loss for the period	**$ (3,915,439)**
Non-cash charges (credits)	
Write-off of resource property interests	**2,239,825**
Future income tax recovery	**(405,174)**
Interest on notes payable to 6674321 Canada Inc. *(Note 6)*	**240,019**
Unrealized loss on derivative instrument ("Puma Option")	**132,431**
Interest income on note receivable from Puma	**(118,393)**
Amortization *(Note 5)*	**33,350**
Changes in non-cash working capital	
Accounts receivable and prepaids	**(502,524)**
Accounts payable and accrued liabilities	**480,404**
	(1,815,501)
Financing activities	
Common shares issued for cash, net of issue costs	**795,254**
Subscriptions received	**8,683,317**
Related party loans	**580,807**
Other	**(20,453)**
	10,038,925
Investing activities	
Gramalote property interest	**(3,508,531)**
Colombia properties interest, exploration	**(2,756,048)**
Kupol East West licenses, exploration	**(809,080)**
Office furniture and equipment	**(160,515)**
Colombia Joint Venture Arrangement, cash acquired *(Note 3)*	**282,000**
Colombia land purchases *(Note 5)*	**(116,571)**
Other	**(101,428)**
	(7,170,173)
Increase in cash and cash equivalents	**1,053,251**
Cash and cash equivalents, beginning of period	**-**
Cash and cash equivalents, end of period	**$ 1,053,251**

Supplementary cash flow information *(Note 8)*

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

1 Nature of operations and going concern

B2Gold Corp. ("B2Gold") is a private company incorporated under the Business Corporations Act (British Columbia) on November 30, 2006. B2Gold was formed by certain former executives of Bema Gold Corporation. B2Gold and its subsidiary companies (collectively the "Company") is a mineral exploration Company that acquires and explores mineral properties, primarily for gold, in Colombia and Russia. All of the Company's interests relate to mineral properties that are currently at an early stage of exploration, including its Gramalote, Quebradona and Miraflores properties in Colombia and the East and West Kupol licenses in Russia.

As at August 31, 2007, the Company has no source of operating cash flows and has not yet achieved profitable operations, has accumulated losses since its inception, and expects to incur further losses in the development of its business. In the event that additional financing is not obtained, there is substantial doubt about the Company's ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern and such adjustments could be material.

The Company is in the process of advancing the development of its interests in mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for interests in mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to fulfill its earn-in requirements, to complete the development, and upon future profitable production or proceeds from disposition of its interests in the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

2 Summary of significant accounting policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States dollar is the Company's functional currency; accordingly, these consolidated financial statements are expressed in United States dollars.

Principles of consolidation
These consolidated financial statements include the accounts of B2Gold and its wholly-owned subsidiaries Andean Avasca Resources Inc. ("AARI"), Colombian Ventures Ltd., Avasca Ventures Ltd., and BKWE Ventures Limited. Intercompany balances and transactions are eliminated on consolidation.

The Company follows the recommendations in Accounting Guideline 15, "Consolidation of Variable Interest Entities ("VIE")" which establishes the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The guideline requires the primary beneficiary of a VIE to consolidate the VIE. A VIE is an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company has determined that the trust arrangement identified in Note 13 is a VIE.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents includes cash and money market instruments expected to be capable of prompt liquidation which have an original maturity of three months or less at acquisition.

Resource property interests
Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

Property evaluations
The Company reviews and evaluates the carrying value of resource property interests when events and circumstances suggest impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, proven and probable reserves, resources and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property interest carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation
The Company's foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

- Monetary items are translated at the rates prevailing at the balance sheet date;
- Non-monetary items are translated at historical rates;
- Revenues and expenses are translated at the average rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates; and

- Exchange gains and losses on foreign currency translation are included in operations for the period.

Future income taxes
The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time are measured by applying an effective interest method and recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

As at August 31, 2007, the Company did not have any asset retirement obligations. The Company completes reclamation of its drill sites and related disturbed areas on its Colombian properties on an ongoing basis.

Loss per share
Basic per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted per share amounts are calculated using the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the period exceeds the exercise price of the options or warrants. When the Company has incurred a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Share issuance costs
Costs related to shares not yet issued are recorded as deferred financing costs. These costs are deferred until the issuance of the shares to which the costs relate, at which time the costs are charged against the related capital stock or charged to operations if the shares are not issued.

Stock-based compensation
Compensation expense for stock options granted are determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options (and recorded as a charge to operations or capitalized to resource properties). In the determination of fair values, the Company uses the Black-Scholes option pricing model. Fair values are determined at the time of grant.

Financial instruments

Effective November 30, 2006, the Company adopted the following three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants.

- *Financial Instruments – Recognition and Measurement (Section 3855)*
  This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income. All financial assets and liabilities are recognized when the entity becomes a party to the contract.

  All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depend on their initial classification:

  - Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  - Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  - Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

  - All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses are included in net earnings/ loss in the period in which they arise.

  In accordance with this new standard, the Company has classified its financial instruments as follows:

  - Note receivable from Consolidated Puma Minerals Corp. ("Puma")*(Note 3)* is a "receivable", initially valued at fair value and subsequently measured at amortized cost.

  - Puma Option *(Note 3)*, is a derivative instrument (as the value of the option changes with the underlying market price of Puma common shares) and as such is classified as held-for-trading. Derivatives are recorded on the balance sheet at fair value with mark-to-market adjustments included in net income/ loss.

  - Notes payable to 6674321 Canada Inc. *(Note 3)* have been designated as "an other financial liability", initially valued at fair value and subsequently measured at amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007

(in United States dollars unless otherwise stated)

- *Comprehensive Income (Section 1530)*
  Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is appropriate to recognize them in net earnings/ loss. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

- *Hedging (Section 3865)*
  This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

3 B2Gold/ Kinross transaction

On November 6, 2006, Bema Gold Corporation ("Bema") and Kinross Gold Corporation ("Kinross") announced that their Boards of Directors had unanimously approved Kinross' acquisition of Bema. The acquisition of Bema by Kinross was completed on February 27, 2007 by way of a shareholder-approved plan of arrangement (the "Arrangement"). In connection with, the completion of the Arrangement transaction between Bema and Kinross in February 2007, the Company acquired certain assets ("Non-Russian Assets") pursuant to a purchase and sale agreement (the "Purchase Agreement") among Kinross, White Ice Ventures Limited (a wholly-owned Bema subsidiary), 6674321 Canada Inc. (a wholly-owned Bema subsidiary) and the Company. The consideration paid for the Non-Russian Assets was $7.5 million, financed primarily by the issuance of three promissory notes totalling $7,453,717 to 6674321 Canada Inc. and also by the issuance of 2,722,500 shares of B2Gold common stock at a price of Cdn.$0.02 per share.

Pursuant to the terms of the Purchase Agreement, on February 26, 2007 (the closing of the Non-Russian transaction) the Company acquired the following Non-Russian Assets:

- *Colombia Joint Venture Arrangement*
  All of Bema's interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited ("AGA") *(Note 4)*.

- *Puma Option*
  An option ("Puma Option") to purchase all or any part of the 17,935,310 common shares in the capital of Puma held by 6674321 Canada Inc. at any time up to February 27, 2008 at a price equal to the 30 day volume-weighted average price of Puma common shares on the TSX Venture Exchange at the time of exercise, less 10%.

- *Note receivable from Puma*
  All of the indebtedness totalling $1,887,867 ("Puma Note") owed by Puma to 6674321 Canada Inc. as at February 26, 2007. The Puma Note is unsecured, denominated in United States dollars, bears interest at the prime lending rate plus 2% and is payable to the Company on demand after February 26, 2008.

- *Leasehold assets and Colombia land*
  Certain leasehold improvements, furniture and equipment owned by 6674321 Canada Inc.

  On February 26, 2007, 6674321 Canada Inc. assigned to the Company all of its rights pursuant to the lease of Bema's head office premises. In addition, the Company, as tenant,

(in United States dollars unless otherwise stated)

and a subsidiary of Kinross, as subtenant, entered into a sublease for a portion of the premises presently constituting the Company's head office.

Colombia land, located mainly on the La Mina property *(Note 4)*, held for the purpose of securing access to the property for drilling.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of the Non-Russian Assets acquired as follows:

	$
Purchase price:	
Promissory notes issued, principal amount *(Note 6)*	7,453,717
Less imputed interest, as at February 26, 2007	(596,024)
	6,857,693
2,722,500 common shares of B2Gold	46,283
Transaction costs	93,304
Total purchase price	6,997,280
Fair value of assets/ (liabilities) acquired:	
Derivative instrument ("Puma Option")	3,100,081
Puma note receivable	1,903,678
Colombia Joint Venture Arrangement (including cash of $282,000)	2,063,162
Leasehold assets and Colombia land	412,097
Future income tax liabilities	(481,738)
Total fair value of assets acquired	6,997,280

The Purchase Agreement also provided for the acquisition of 50% of Bema's 75% interest in a joint venture (37.5% overall interest) that will have an indirect interest in the Kupol East and West Licenses *(Note 4)*. Closing is subject to the receipt of certain consents and the completion of transfers and other steps relating to the transfer of the Kupol East and West licenses to a Russian subsidiary of Chukotka Mining and Geological Company ("CMGC") (75% owned by Bema and 25% owned by the Government of Chukotka). The Company and Kinross are currently in negotiations with a company controlled by agencies of the Government of Chukotka ("CUE") to reach agreement on the amount of CUE's ownership interest and other aspects of the anticipated joint venture.

The Purchase Agreement also included an option granted by the Company to 6674321 Canada Inc., that in the event of an initial public offering by the Company, 6674321 Canada Inc. will have the right to purchase the number of common shares at the initial public offering price such that 6674321 Canada Inc. and its affiliates would own up to 19.9% of the total issued and outstanding B2Gold common shares. In addition, the Company granted to 6674321 Canada Inc. a pre-emptive right to maintain a 9.9% equity interest in B2Gold until February 27, 2008 (at the same price at which such shares are issued to third party purchasers).

(in United States dollars unless otherwise stated)

4 Resource property interests

Colombia Joint Venture Arrangement
On November 8, 2006, AGA, Sociedad Kedadha S.A. ("Kedadha") (a subsidiary of AGA), Bema and Andean Avasca Resources Inc. ("AARI") (a wholly-owned subsidiary of Bema) entered into a Relationship, Farm-out and Joint Venture Agreement (the "JVA") to jointly explore mineral opportunities in Colombia (the Area of Mutual Interest). On February 26, 2007, pursuant to the Purchase Agreement, the Company acquired all of the shares of AARI, and all the rights, interests and obligations of Bema under the JVA were assigned to and assumed by the Company *(Note 3)*.

Pursuant to the JVA (dated November 8, 2006 and as amended September 28, 2007), AARI may earn a joint venture interest in certain properties located in northern and southern Colombia by performing exploration work, including drilling, on the following properties (individually, a "Property" and collectively, the "Properties"): Quebradona (effective March 6, 2006), La Mina (effective March 6, 2006), San Martin de Loba (effective March 6, 2006), San Carlos (effective March 6, 2006), Miraflores (effective April 24, 2007), Narino (effective July 1, 2007) and San Luis (effective September 1, 2007). The Company may earn an interest in one or more of these Properties by advancing the Property to the drilling stage and completing a minimum of 3,000 meters of drilling within two years of the effective date, or as such date may be extended. Upon completing these requirements (the "Earning Requirements") in respect of a Property, the JVA provides that the Company and AGA will form a joint venture in respect of the Property, whereby the Company and AGA will be entitled to 51% and 49% interests in the Property, respectively, subject to the following options of AGA.

Once AARI has completed its Earning Requirement, AGA will have the following options for each Property project:

(i) contribute to project expenditures based on a 51% interest and manage the project;
(ii) fund all project expenditures including the Company's share to the completion of a feasibility study;
(iii) contribute to project expenditure based on its 49% interest in the Property; or
(iv) not contribute to project expenditure.

If AGA elects either option (i) or (ii), it will be the joint venture manager for the project. Furthermore, its interest will be adjusted such that under option (i) AGA will be entitled to a 51% interest and under option (ii) it will be entitled to a 65% interest in the Property. If AGA elects either option (iii) or (iv), the Company will be the joint venture manager of the project and maintain its 51% interest or, if AGA elects not to contribute, acquire additional interests. Subject to a sole funding election by AGA or an election by either party not to contribute (with a corresponding reduction of its interests), the JVA provides that each of the parties must make contributions to meet project expenditures based on their respective interests in the joint venture for each Property.

The JVA also provides for certain potential rights between the parties to acquire additional interests in other third-party or AGA properties within the Area of Mutual Interest. AGA has agreed (upon AARI satisfying its Earning Requirement in respect of a Property) to offer the Company its interest or rights to an interest in other joint ventures, if it elects not to pursue such projects and to offer a 51% interest in AGA projects in which it has expended at least $1 million and has discontinued exploration. The Company can earn a 51% interest by spending an amount at least equal to the greater of previous AGA expenditures on the project or $1 million within two years of the offer date. The Company is required to advise Kedahda of mining opportunities within the Area of Mutual Interest and Kedahda will have the first opportunity to acquire a 75% interest in such opportunities.

(in United States dollars unless otherwise stated)

The JVA contemplates that the Company will cause AARI to be listed on a recognized stock exchange by November 8, 2008 (within two years of the execution of the JVA or during such longer period as the parties may mutually agree). Under the JVA, the Company granted to AGA the option to receive not less than 20% of AARI's equity securities (and carrying not less than 20% of the votes for the election of directors, calculated on a fully diluted basis immediately following the listing of AARI on a prescribed stock exchange on the listing date), together with one half common share purchase warrant for each common share offered to AGA (with each such common share purchase warrant exercisable within three years of the listing date at a price 33% above the initial public offer price) following the listing of AARI on a recognized stock exchange (for no additional consideration other than in consideration of the properties that AGA is providing under the JVA).

During the current period, the Company elected not to continue with the San Martin de Loba and San Carlos properties and as a result wrote-off related acquisition and exploration costs totalling $1,244,993 and $994,832, respectively.

The Company is also responsible for making the following cash payments to the underlying ("original") property vendors with respect to the Miraflores, La Mina, and San Luis properties (these payments are at the Company's discretion and are based upon available financial resources and the exploration merits of the properties which are evaluated on a periodic basis):

- Miraflores: (i) 420,000,000 pesos ($197,400) on October 25, 2007, (ii) 480,000,000 pesos ($225,600) on April 25, 2008, (iii) 520,000,000 pesos ($244,400) on October 25, 2008, (iv) 600,000,000 pesos ($282,000) on April 25, 2009, (v) 820,000,000 pesos ($385,400) on October 25, 2009 and (vi) 3,570,000,000 pesos ($1,762,500) on April 25, 2010.

- La Mina: (i) $50,000 on November 20, 2007, (ii) $50,000 on May 20, 2008 and (iii) $1 million thirty days after a pre-feasibility study.

- San Luis: (i) $75,000 on June 6, 2008, (ii) $150,000 on June 6, 2009, (iii) $200,000 on June 6, 2010, (iv) $350,000 on June 6, 2011, (v) $1,625,000 on June 6, 2013.

At August 31, 2007, the Company had not completed the Earning Requirements on any of the Properties described above and consequently had no joint ventures with AGA.

(in United States dollars unless otherwise stated)

Kupol East and West Exploration Licenses (surrounding ground to the Kupol Mine)
The Kupol East and West Licenses are located in northeastern Russia, on the boundary between the Anadyrski and Bilibinski districts within the Chukotka Autonomous Okrug. These Licenses surround the Kupol Mine which Bema has been developing since 2003. Title to the Kupol East and West Licenses was granted to CMGC on August 25, 2006 through an auction and tender by the Russian Federal Agency for Management of Mineral Resources. The Licenses were officially registered on October 24, 2006. Both Licenses have a term of 25 years. The Company has commenced exploration on the Kupol East and West projects in February 2007 from the date of registration of the Licenses.

The Company is currently negotiating a joint venture agreement (the "Kupol JV Agreement") relating to the exploration, development and mining of gold and silver in Chukotka Autonomous Region, covered by the East and West Kupol Licenses. Provided that final agreement is reached on the Kupol JV Agreement and certain conditions to closing are fulfilled, it is anticipated that the East and West Kupol Licenses will be held indirectly by a joint venture company ("Kupol JVCo"), the indirect shareholders of which will be a subsidiary of the Company as to 37.5%, Kinross as to 37.5% and a company controlled by CUE as to 25% (or its successor in interest). The Company and Kinross are currently in negotiations with CUE to reach agreement on the amount of CUE's ownership interest and other aspects of the Kupol JV Agreement.

The Company and Kinross have agreed in principle on the proposed terms of the Kupol JV Agreement. The key terms are expected to be as follows:

- the Company, as operator, is to subcontract with the company that holds the Kupol East and West licenses to carry out exploration under the licenses;
- the Company and Kinross (through subsidiaries) are to fund the exploration of the properties covered by the Kupol East and West licenses pro rata, with a commitment to fund, in aggregate, $20 million in the two year period from the date of the Kupol JV Agreement (the Company's share of the $20 million aggregate initial capital contribution is expected to be $10 million);
- following the initial two year period the Company, Kinross and CUE (through subsidiaries) are each to continue to fund future exploration relating to the Kupol East and West licenses pro rata to their respective interests in Kupol JVCo;
- the Company, Kinross and CUE (through subsidiaries) are to have mutual rights of first refusal with respect to their respective interests in Kupol JVCo; and
- the Company, Kinross and CUE (through subsidiaries) are to share, in accordance with their pro rata interests in Kupol JVCo, all exploration, development or mining opportunities within a 100 km radius of the Kupol mill site, exclusive of the approximately 17 square km of the license relating to the Kupol Mine.

Upon completion of the anticipated Kupol JV Agreement, the Company is to acquire its interest by paying $7.5 million (consisting of cash, debt and shares of the Company). The Company has reserved for issuance 2,722,500 common shares that are to be issued upon the completion of the acquisition of the Company's interest in the Kupol East and West Licenses.

(in United States dollars unless otherwise stated)

Gramalote property
The Gramalote property is located within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia.

On August 21, 2007, the Company entered into a Memorandum of Understanding ("MOU") with respect to the purchase by the Company of 25% of the issued and outstanding shares of Gramalote Limited ("Gramalote BVI") from Robert Allen, Gustavo Koch, Robert Shaw and Sergio Aristizabal (collectively referred to as "Grupo Nus"). Gramalote Limited holds a 100% interest in the Gramalote property.

Pursuant to the MOU, the Company may acquire a 25% ownership interest by:

- advancing $3.5 million in cash to Grupo Nus on August 21, 2007 *(paid)*;

  (In exchange, Grupo Nus has issued a $3.5 million promissory note ("Promissory Note") to the Company. The Promissory Note has a maturity date of August 20, 2008 and is collateralized by certain mining concessions and shares in the capital of Gramalote BVI owned by Grupo Nus. For accounting purposes, this cash advance/ Promissory Note has been treated as part of the Company's acquisition cost of the Gramalote property interest).

- paying $7.5 million to Grupo Nus upon the execution of a definitive agreement, which will consist of a cash payment of $4 million along with the cancellation of the $3.5 million Promissory Note owing by Grupo Nus to the Company;

- paying an additional $7.5 million on or before 180 days from the closing date;

- issuing share purchase warrants entitling Grupo Nus to purchase Cdn.$5 million worth of B2Gold common shares, if and when B2Gold completes its initial public offering, at a price equal to the public offering price, for a period of three years from the date of issue (subject to the approval by the prescribed stock exchange); and

- paying Grupo Nus $10.00 per ounce of gold for 25% of that number of ounces of gold, if any, in excess of 1 million proven and probable ounces of gold reserves within the Gramalote property ("Excess Ounces"). The reserves are to be recalculated, and additional payments if necessary are to be made, every two years.

On or about March 16, 2006, Grupo Nus and Compania Kedahda Ltd. ("Kedahda BVI"), a subsidiary of AGA, had entered into a Shareholders' Agreement with respect to Gramalote BVI. Under the Shareholders' Agreement, Kedahda BVI may obtain a 51% ownership interest in Gramalote BVI (upon fulfilling certain work commitments totalling $2.5 million and making two cash payments of $500,000 each to Grupo Nus). In addition, under the Gramalote Shareholders Agreement, Kedahda BVI may acquire an additional 24% ownership interest ("Additional Interest") by completing a feasibility study and paying Grupo Nus $15 million on or before July 17, 2010.

In the event that Kedahda BVI does not increase its ownership interest in Gramalote BVI from 51% to 75% prior to the earliest of (a) July 18, 2010 and the completion of a positive feasibility study on the Gramalote property, or (b) the waiver by Kedahda BVI of its rights to increase its ownership interest in Gramalote BVI before July 18, 2010 (the "Kedahda Option Exercise Date"), the Company will have the option to acquire the Additional Interest by paying to Grupo Nus $7.5 million within sixty days from the Kedahda Option Exercise Date (the "B2Gold Option Exercise Date"). The $7.5 million payment may be made either in cash or common shares of the Company, at the option of the Company (the

"B2Gold Option"). In addition, if the Company acquires the Additional Interest, the Company will be required to pay $10.00 per ounce of gold for 49% of the Excess Ounces.

If the Company does not exercise the B2Gold Option, Grupo Nus shall elect, within sixty days from the B2Gold Option Exercise Date, either to assume the contributions and other obligations in respect of the Additional Interest, or to allow the Company to retain (at no charge to the Company) the Additional Interest and assume all contributions and other obligations associated therewith.

The MOU also specifies that in the event the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the Company will be required to pay to Grupo Nus the $15 million that would otherwise be payable by Kedahda BVI to Grupo Nus, less any amounts paid by the Company to Grupo Nus in connection with the acquisition of the Additional Interest by the Company. If the Company acquires Kedahda BVI's 51% interest in Gramalote BVI, the $15 million payment (less any such credits) is to be made on the first to occur of (a) July 18, 2010 or (b) the completion of a positive feasibility study on the Gramalote Property.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

5 Other assets

	Cost $	Accumulated Depreciation $	Net Book Value $
Colombia land	442,032	-	442,032
Computer equipment/ software	160,515	(18,058)	142,457
Leasehold assets	86,636	(15,292)	71,344
Deferred share issue costs	20,453	-	20,453
Other	8,124	-	8,124
Closing balance, August 31, 2007	717,760	(33,350)	684,410

The Colombia land is being held by the Company in order to secure access to the La Mina property for drilling *(Note 4)*.

6 Notes payable to 6674321 Canada Inc.

On February 26, 2007, the Company issued three promissory notes to 6674321 Canada Inc. (a wholly-owned subsidiary of Bema) totalling $7,453,717, in order to finance the purchase of the Non-Russian Assets *(Note 3)*. These notes are unsecured, non-interest bearing, denominated in United States dollars and are payable as follows: $2,601,726 due on February 26, 2008, $2,601,725 due on February 26, 2009 and the remainder of $2,250,266 due on the earlier of (i) the date of an initial public offering by the Company and (ii) February 26, 2008.

For accounting purposes, these notes have been initially recorded at an estimated fair value of $6,857,693 and are subsequently being measured at amortized cost. The estimated fair value at inception was calculated based on the net present value using a discount rate estimated to represent the interest rate of comparable debt. Interest expense is being recognized on the notes by accreting the notes (using the effective interest rate method) to their face value of $7,453,717 over the term of the notes.

	$
Principal amount	7,453,717
Less imputed interest, as at August 31, 2007	(356,005)
	7,097,712
Less current portion	(4,775,384)
Long-term portion of notes payable, August 31, 2007	2,322,328

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

7 Capital stock

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at August 31, 2007, the Company had 47,322,500 common shares outstanding and no preferred shares outstanding.

	#	$
Common shares, issued during the period:		
For cash, net of issue costs	**44,600,000**	**795,254**
For Non-Russian Assets *(Note 3)*	**2,722,500**	**46,283**
Total issued common shares, August 31, 2007	**47,322,500**	**841,537**

On February 26, 2007, the Company completed a non-brokered private placement of 3,000,999 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$60,020 ($53,844). On July 25, 2007, the Company also completed a non-brokered private placement of 41,599,000 common shares at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$831,980 ($746,362). Share issue costs totalled $4,952. Both private placements were completed with certain directors, officers and employees of the Company and other investors. In addition, on November 30, 2006 (upon incorporation), 1 common share was issued at Cdn.$1.00 per share.

8 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	$
Non-cash investing and financing activities:	
Accounts payable and accrued liabilities relating to resource property expenditures	**617,730**
Common shares issued for Non-Russian Assets *(Note 3)*	**46,283**
Promissory notes issued for Non-Russian Assets *(Note 3)*	**6,857,693**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

9 Related party transactions

As part of the Arrangement between Bema and Kinross and pursuant to the Purchase Agreement *(Note 3)*, the Company entered into the following agreements with Puma, a company related by way of common directors:

- Management Services Agreement pursuant to which the Company will provide office space, furnishings and equipment, communications facilities, secretarial and administrative services and personnel to Puma in consideration for a monthly fee of Cdn.$5,000.

- Exploration management agreement, whereby Puma will reimburse the Company for services supplied in connection with Puma's exploration or development work programs.

During the current period, the Company also provided management, administrative and technical services, on a month-to-month basis, to Victoria Resource Corporation and Consolidated Westview Resource Corp., companies which were also previously managed by Bema. In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company had the following transactions and balances with these associated companies:

	$
Consolidated Statement of Operations	
Management fees (Income)	(40,369)
Expenses (reimbursed):	
Office and general	(67,720)
Salaries and benefits	(21,530)
Rent	(8,971)
	(138,590)
Consolidated Balance Sheet	
Accounts receivable	255,721

At August 31, 2007, the Company owed $580,807 in interest-free loans (unsecured with no fixed terms of repayment) to certain officers and shareholders of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

10 Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On acquisition of mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

The following sets forth the tax effect of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities:

	$
Future income tax assets	
Operating loss carry-forwards	456,194
Resource property interests	780,977
Other	232,263
Gross future income tax assets	1,469,434
Valuation allowance	
Colombia	(780,977)
Net future income tax assets	688,457
Future income tax liabilities	
Note receivable from Puma	(17,461)
Derivative instrument ("Puma Option")	(500,774)
Notes payable to 6674321 Canada Inc.	(242,092)
Resource property interests	(392,108)
	(1,152,435)
Net future income tax liability	(463,978)
The net future income tax liability is comprised of:	
Future income tax assets	153,051
Current portion of future income tax liabilities	(224,922)
Long-term portion of future income tax liabilities	(392,107)
Net future income tax liability	(463,978)

(in United States dollars unless otherwise stated)

A reconciliation of income taxes at statutory rates is as follows:

	$
Loss before income taxes	(4,300,141)
Statutory rate	34.12%
Expected tax recovery	(1,467,208)
Tax effect of	
Impact of reduction of tax rates on future income taxes	66,736
Difference in tax rates in foreign jurisdictions	24,651
Foreign exchange	138,489
Change in valuation allowance	742,618
Non-taxable portion of capital gains	16,966
Other	93,046
	(384,702)
Income taxes (recovery) is comprised of:	
Current income tax expense	20,472
Future income tax recovery	(405,174)
	(384,702)

Non-capital loss carry-forwards for Canadian tax purposes of approximately $1.4 million expire in 2027 unless utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars unless otherwise stated)

11 Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and related party loans approximate their carrying values due to the short-term nature of these instruments.

The carrying value of the Puma Note Receivable *(Note 3)* approximates its fair value as this financial instrument bears interest at approximately a market rate of interest. The estimated fair value of the derivative instrument ("Puma Option") is equal to its carrying value. In addition, the carrying values of the Company's notes payable to 6674321 Canada Inc. are estimated to approximate fair value as at August 31, 2007.

12 Segmented information

The Company's principal activity is the exploration and development of mineral properties. The Company's resource properties are located in Colombia and Russia as disclosed in Note 4.

13 Subsequent events

- ***Private placements***
  On September 20, 2007, the Company completed a non-brokered private placement of 25 million common shares at a price of Cdn.$0.40 per share for gross proceeds of Cdn.$10 million. The private placement was completed with certain directors, officers and employees of the Company and other investors. Kinross was a participant in this private placement and acquired approximately 2.5 million shares. As at August 31, 2007, the Company had received approximately Cdn.$9.4 million ($8.7 million) towards this private placement, which have been recorded as subscriptions received within shareholders' equity.

  On October 24, 2007, the Company completed a brokered private placement of 15 million common shares at a price of Cdn.$1.00 per share for gross proceeds of Cdn.$15 million. Genuity Capital Markets, Canaccord Capital Corporation and GMP Securities L.P. acted as agents in connection with this private placement. The net proceeds will be used to fund a portion of the remaining payments for the completion of the acquisition of the 25% interest in Gramalote BVI, to fund exploration in Colombia and Russia and for working capital and general corporate purposes.

- ***Incentive shares issued (held in trust)***
  On June 29, 2007 the Company established the B2Gold Incentive Plan (the "Incentive Plan") for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares.

  On October 12, 2007, following the excercise of these options, an aggregate of 4,955,000 common shares were issued to the trustees of the Incentive Plan at a price of Cdn.$0.02 per share for gross proceeds of Cdn.$99,100. These shares are currently held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company will recognize stock based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

- ***Initial Public Offering***

  (to be updated)

RESOURCE PROPERTY INTERESTS SCHEDULE
For the period from inception (November 30, 2006) to August 31, 2007
(in United States dollars)

	Colombia properties (under JVA agreement)								
	Quebradona	Miraflores	La Mina	Narino	San Martin De Loba	San Carlos	Kupol East/ West	Gramalote	Total
	$	$	$	$	$	$	$	$	$
Exploration expenditures incurred during the period:									
Acquisition costs	296,861	296,861	296,861	296,861	296,861	296,861	-	3,508,531	**5,289,697**
Administration	70,003	91,346	22,194	8,053	235,414	98,054	154,557	-	**679,621**
Claim maintenance & underlying option payments	-	-	74,596	-	51,259	93,924	-	-	**219,779**
Consulting	55,812	31,678	-	5,744	18,336	26,975	21,692	-	**160,237**
Drilling	-	262,348	-	-	409,053	137,652	643,281	-	**1,452,334**
Field expenses	44,241	96,011	18,362	15,954	57,677	81,011	130,533	-	**443,789**
Geochemistry	56,057	14,424	-	1,494	16,671	18,926	3,573	-	**111,145**
Salaries and other related costs	115,597	171,013	15,902	55,472	119,693	180,580	192,579	-	**850,836**
Travel & accommodation	35,400	34,211	3,028	11,001	40,029	60,849	80,595	-	**265,113**
Future income tax *(Note 10)*	-	-	-	-	-	-	387,414	-	**387,414**
	673,971	997,892	430,943	394,579	1,244,993	994,832	1,614,224	3,508,531	**9,859,965**
Write-off of resource properties	-	-	-	-	(1,244,993)	(994,832)	-	-	**(2,239,825)**
Balance, end of period	673,971	997,892	430,943	394,579	-	-	1,614,224	3,508,531	**7,620,140**

CERTIFICATE OF THE COMPANY

Dated: October 26, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (New Brunswick), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

(Signed) CLIVE JOHNSON	(Signed) MARK CORRA
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) ROBERT CROSS	(Signed) ROBERT GAYTON
Director	Director

CERTIFICATE OF THE PROMOTERS

Dated: October 26, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (New Brunswick), Section 63 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

(Signed) ROGER RICHER

(Signed) TOM GARAGAN

(Signed) DENNIS STANSBURY

CERTIFICATE OF THE UNDERWRITERS

Dated: October 26, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 9 of the *Securities Act* (Alberta), Part XI of *The Securities Act*, 1988 (Saskatchewan), Part VII of *The Securities Act* (Manitoba), Part XV of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (New Brunswick), Section 64 of the *Securities Act* (Nova Scotia), Part II of the *Securities Act* (Prince Edward Island) and Part XIV of the *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder.

GENUITY CAPITAL MARKETS

By: (Signed) TED HIRST

CANACCORD CAPITAL CORPORATION

By: (Signed) JENS MAYER

GMP SECURITIES L.P.

By: (Signed) MARK WELLINGS

END